    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 2002.


                                                      REGISTRATION NO. 333-81650

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                                 VIACELL, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                              8731                             04-3244816
  (State or other jurisdiction of        (Primary SIC Code Number)               (I.R.S. Employer
  incorporation or organization)                                                Identification No.)

                              131 CLARENDON STREET
                                BOSTON, MA 02116
                                 (617) 266-4373
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                  MARC D. BEER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              131 CLARENDON STREET
                                BOSTON, MA 02116
                                 (617) 266-4373
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

               PAUL M. KINSELLA, ESQ.                               DONALD J. MURRAY, ESQ.
                 PALMER & DODGE LLP                                  DEWEY BALLANTINE LLP
               111 HUNTINGTON AVENUE                             1301 AVENUE OF THE AMERICAS
          BOSTON, MASSACHUSETTS 02199-7613                         NEW YORK, NEW YORK 10019
                   (617) 239-0100                                       (212) 259-8000

                             ---------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS            SUBJECT TO COMPLETION           MARCH 25, 2002

--------------------------------------------------------------------------------

              Shares

VIACELL

Common Stock

--------------------------------------------------------------------------------

This is our initial public offering of our common stock. No public market currently exists for our common stock. We anticipate the initial public offering
price will be between $          and $          per share.

We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "VIAC."

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE      TOTAL
-------------------------------------------------------------------------------------
Public offering price                                         $            $
-------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $            $
-------------------------------------------------------------------------------------
Proceeds, before expenses, to us                              $            $
-------------------------------------------------------------------------------------

The underwriters may also purchase up to           shares of common stock at the
public offering price less the underwriting discounts and commissions within 30 days of the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise the option
in full, the total underwriting discounts and commissions will be $          and
our total proceeds, before expenses, will be $          .

The underwriters are offering the common stock as set forth under
"Underwriting." Delivery of the shares will be made on or about             ,
2002.

UBS Warburg
         Banc of America Securities LLC
                                                      U.S. Bancorp Piper Jaffray

--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where these offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of our common stock.

Through and including           , 2002 (the 25th day after commencement of this
offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, are required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS
--------------------------------------------------------------------------------



Prospectus summary....................     1

The offering..........................     4

Summary consolidated financial data...     5

Risk factors..........................     6

Forward-looking statements............    16

Use of proceeds.......................    17

Dividend policy.......................    17

Capitalization........................    18

Dilution..............................    20

Selected consolidated financial
  data................................    21

Management's discussion and analysis
  of financial condition and results
  of operations.......................    23

Business..............................    30





Management............................    51

Certain relationships and related
  party transactions..................    60

Principal stockholders................    62

Description of capital stock..........    66

Shares eligible for future sale.......    69

Underwriting..........................    71

Legal matters.........................    73

Experts...............................    73

Change in accountants.................    73

Where you can find more information...    73

Index to ViaCell financial
  statements..........................   F-1

Index to Viacord financial
  statements..........................  F-28


--------------------------------------------------------------------------------

Prospectus summary


The following summarizes key aspects of this offering. Because it is a summary, it does not contain all the information you should consider before investing in our common shares. You should read the entire prospectus carefully including "Risk factors" and the financial statements and related notes before making an investment decision.


OUR BUSINESS


We are a fully integrated clinical-stage biotechnology company developing proprietary technology that selectively expands stem cells. We believe this technology will enable the widespread application of human cells as medicines. Researchers generally acknowledge the far-reaching potential of stem cells to treat many serious diseases that currently afflict an estimated 50 million Americans. This potential has been largely unrealized due to the practical issues associated with obtaining sufficient quantities of stem cells in relatively pure composition. We believe our Selective Amplification technology breaks this bottleneck, enabling a new paradigm in medicine. This technology is designed to isolate, purify and significantly expand stem cells, producing highly purified and defined cellular products in therapeutically useful quantities. We are initially applying our expansion technology to develop therapeutics for the established hematopoietic, or blood, stem cell therapy market. We have also initiated programs targeting neural, endocrine and neuro-muscular disorders. Our business model combines a pipeline of novel stem cell product candidates with a growing commercial business for the collection and preservation of umbilical cord blood, an abundant source of stem cells.



We are currently conducting a clinical trial with our lead product candidate, CB001, a highly concentrated and purified population of stem cells for the treatment of patients with cancers and other serious diseases. We intend to follow the advancement of CB001 with products for indications which may be more effectively treated and potentially cured with stem cell therapy, including stroke, amyotrophic lateral sclerosis, or ALS, diabetes and muscular dystrophy.


Our subsidiary Viacord collects, tests, processes and preserves umbilical cord blood, allowing families to preserve cord blood at the birth of a child for potential use in stem cell therapy. We offer these families a higher probability of obtaining suitable stem cells for transplant.

OUR MARKET OPPORTUNITY

Cell therapy is the use of live cells as therapeutic agents to treat disease. This form of therapy involves the introduction of cells to replace or regenerate the production of cells that are missing or damaged due to disease. Currently, the most common forms of cell therapy include blood and platelet transfusions and bone marrow transplants, which introduce hematopoietic stem cells into the patient's body. Stem cells are rare cells whose inherent therapeutic value lies in their ability to produce both additional stem cells as well as cells performing a specific function. Despite the known potential of stem cells to treat and cure disease, only a minority of patients who could benefit from stem cell therapy receive this form of treatment. The widespread use of stem cell therapy is limited by the following factors:

+  an insufficient number of stem cells;

+  variability in quality and composition of stem cell products;

+  lack of compatible stem cells; and

+  difficulties in collecting stem cells.

SELECTIVE AMPLIFICATION -- OUR CORE TECHNOLOGY


We have developed proprietary technologies that we believe eliminate the barriers to commercializing new therapeutics based on cellular medicine. Our core technology, Selective Amplification, enables the expansion of stem cell populations by iteratively stimulating their growth and purifying them by removing differentiated cells, or cells which have begun to specialize in function. By repeating these growth and purification cycles, we are able to produce a greatly expanded, relatively pure, undifferentiated stem cell product. With our technology, we have expanded hematopoietic stem cell populations by up to 150-fold, with an average 40-fold expansion within a 14-day period. We believe that by transfusing patients with an expanded population of stem cells, we can substantially reduce the time it takes for transplanted stem cells to "engraft," or begin to grow and function following transplantation. We believe that the increased purity and consistency of our expanded stem cell products will result in a more predictable clinical response, better patient care and the potential for manufacture and distribution as a standardized pharmaceutical product. While we believe that our technology is broadly applicable to stem cells from all sources, we are currently focused on the use of umbilical cord blood because it provides us with a rich supply of easily obtainable cells, while eliminating many of the limitations inherent with other sources of stem cells.


CB001 -- OUR LEAD PRODUCT CANDIDATE


Our lead product candidate, CB001, consists of a highly purified population of hematopoietic stem cells. CB001 is currently in a Phase I clinical trial for use in stem cell transplants for a variety of cancers and other serious diseases. Hematopoietic stem cell transplants, normally referred to as bone marrow transplants, involve the introduction of healthy stem cells into the body in order to regenerate healthy, functioning bone marrow and immune cells. Bone marrow transplantation has been successfully employed in the treatment of diseases such as leukemia, aplastic anemia, lymphoma, neuroblastoma and genetic diseases since the 1960s. In 2000, the US market for cellular materials used in these transplants was approximately $600 million. While the scope of stem cell therapy's potential application in these conventional procedures is broad, in practice its use is significantly limited. We believe that as stem cell therapy becomes more widely used to treat patients with cancers and other serious diseases, the potential market for CB001 could expand to more than $4 billion. Because of its high concentration and purity relative to transplant mixtures obtained from other sources, we believe that CB001 will provide more effective treatment with fewer side effects and faster recovery.


VIACORD -- OUR UMBILICAL CORD BLOOD BANK


Our Viacord subsidiary is a private umbilical cord blood bank that collects, tests, processes and preserves cord blood. As information about the potential therapeutic value of stem cells has entered the mainstream, cord blood banking has become a rapidly growing procedure in the field of obstetrics and gynecology. In the past decade, several private and public cord blood banks have been established to provide for the collection and preservation of cord blood cells. We are recognized as one of the leading private cord blood banks in this emerging field. To date, we have performed collections at over 850 of the 1,000 top birthing centers in the US and we currently store approximately 13,000 cord blood units for customers from around the world. In 2001, Viacord generated revenue of $7.1 million, an increase of 128% over 2000 and an average annual growth rate of 72% over the past two years. We estimate that the market potential for our company's cord blood banking services is $1.5 billion in the US and $3.0 billion worldwide.

OUR STRATEGY

We intend to capitalize on our portfolio of technologies and services by implementing a business strategy having the following principal elements:

+ demonstrate clinical benefit of our technology in a well characterized lead indication;

+ leverage our technology to commercialize products to effectively treat and potentially cure patients with unmet clinical needs;

+ leverage growth in our cord blood banking business to establish overall financial stability;

+  continue to build strategic business relationships; and

+  seek to license or acquire complementary products and technologies.

                      ------------------------------------


Despite what we believe to be the substantial commercial potential of our technology and products under development, we are an early stage company and our technology has not been proven in a large scale way. We have not yet finished development of an expanded stem cell product or applied for or received the regulatory approvals we will need to commercialize an expanded stem cell product. Even if CB001 receives regulatory approval, we do not anticipate selling it before 2006. We have incurred substantial losses to date, and at December 31, 2001 we had an accumulated deficit of $37.2 million. While our Viacord subsidiary has shown substantial revenue growth in recent years, it has also incurred increasing costs, with combined cost of revenues and sales and marketing expenses increasing by 296% from $3.2 million in 2000 to $12.6 million in 2001. You should carefully consider these and the other risks described under the heading "Risk factors" before investing in our common stock.

The offering

Common stock offered by us..........                    shares

Common stock to be outstanding after
this offering.......................                    shares

Use of proceeds.....................     To fund clinical trial activities,
                                         preclinical research and development
                                         activities and for other general
                                         corporate purposes, including capital
                                         expenditures and working capital.
                                         Please refer to the section entitled
                                         "Use of proceeds."

Proposed Nasdaq National Market
symbol..............................     "VIAC"


The number of shares to be outstanding after this offering is based on the number of shares outstanding as of February 28, 2002. This number excludes:



+ 3,846,046 shares of common stock issuable upon exercise of stock options outstanding as of February 28, 2002 at a weighted average exercise price of $.99 per share; and



+ 850,000 shares of common stock issuable upon exercise of warrants outstanding as of February 28, 2002 at an exercise price of $1.50 per share.


Unless we indicate otherwise, all information contained in this prospectus assumes:

+  that the underwriters do not exercise their option to purchase from us additional shares in this offering to cover over-allotments;

+ conversion of all outstanding shares of our preferred stock into shares of our common stock upon the completion of this offering; and

+ the filing of an amended and restated certificate of incorporation upon completion of this offering to, among other things, increase our authorized common stock and our authorized preferred stock and the adoption of amended and restated by-laws.

                            ------------------------

HOW TO CONTACT US

Our principal executive offices are located at 131 Clarendon Street, Boston, Massachusetts 02116, and our telephone number is (617) 266-4373. We were incorporated in Delaware in September 1994 under the name t. Breeders, Inc. In April 2000, we acquired Viacord, Inc. and changed our name to ViaCell, Inc.


ViaCell, Viacord(TM), Selective Amplification(TM), Selectively Amplified(TM) and the Viacord logo are trademarks of ViaCell, Inc. This prospectus also refers to trademarks and tradenames of other organizations.



As used in this prospectus, references to "we," "our," "us" and ViaCell refer to ViaCell, Inc. and its subsidiaries, unless the context requires otherwise.

Summary consolidated financial data

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:                      1999           2000(1)          2001
----------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Revenues....................................................        $--         $2,394        $7,298
                                                              ---------      ---------    ----------
Operating expenses(2):
  Cost of revenues..........................................         --            991         3,070
  Research and development..................................      1,193          3,952         9,652
  Sales and marketing.......................................         --          2,207         9,571
  General and administrative................................      1,034          3,947         9,274
                                                              ---------      ---------    ----------
Total operating expenses....................................      2,227         11,097        31,567
                                                              ---------      ---------    ----------
Operating loss..............................................     (2,227)        (8,703)      (24,269)
Interest income, net........................................         90            991         2,136
                                                              ---------      ---------    ----------
Net loss(2).................................................    $(2,137)       $(7,712)     $(22,133)
                                                              =========      =========    ==========
Net loss attributable to common stockholders................    $(2,692)      $(10,262)     $(28,753)
                                                              =========      =========    ==========
Net loss per common share, basic and diluted................     $(2.05)        $(5.55)      $(12.22)
Weighted average shares used in computing net loss per
  common share..............................................  1,316,352      1,849,073     2,352,468
Pro forma net loss per common share, basic and diluted......         --             --        $(0.97)
Pro forma weighted average shares used in computing net loss
  per common share, basic and diluted(3)....................         --             --    22,723,546

                                                                        AS OF DECEMBER 31, 2001
                                                              --------------------------------------------
                                                                                                 PRO FORMA
              CONSOLIDATED BALANCE SHEET DATA:                   ACTUAL   PRO FORMA(3)   AS ADJUSTED(3)(4)
----------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT FOR SHARE DATA)
Cash, cash equivalents, short- and long-term investments....    $53,787    $  53,787         $
Working capital.............................................     46,062       46,062
Total assets................................................     70,981       70,981
Long-term debt obligations..................................        798          798
Redeemable convertible preferred stock......................    101,268           --
Total stockholders' (deficit) equity........................    (38,749)      62,519

------------

(1) In April 2000, we acquired all of the outstanding common stock of Viacord, Inc. The results of Viacord are included in the financial statements from the date of acquisition.

(2) In the years ended December 31, 2000 and 2001, stock compensation expense was recognized as follows:


                                                               2000       2001
--------------------------------------------------------------------------------
Research and development....................................  $    98   $  2,674
Sales and marketing.........................................       30        222
General and administrative..................................       68      2,188
                                                              -------   --------
Total stock-based compensation..............................  $   196   $  5,084
                                                              =======   ========
Net loss excluding stock-based compensation.................  $(7,516)  $(17,049)
                                                              =======   ========


    No stock compensation expense was recognized in 1999.

(3) Pro forma to give effect to the automatic conversion upon completion of this offering of our outstanding shares of convertible preferred stock into 20,371,078 shares of common stock.

(4)  As adjusted to give further effect to the sale of common stock in this
     offering, assuming a public offering price of $    per share, and our
     receipt of the net proceeds therefrom.

--------------------------------------------------------------------------------

Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. All of the following risks could cause our business, results of operations and financial condition to suffer. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

OUR TECHNOLOGY AND PRODUCT CANDIDATES ARE AT AN EARLY STAGE OF DEVELOPMENT, AND IF WE ARE NOT ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE THEM, WE MAY NOT GENERATE SUFFICIENT REVENUES TO CONTINUE OUR BUSINESS OPERATIONS.
Our stem cell product candidates are in the early stages of development. While stem cell therapy is an accepted medical procedure for the regeneration of the blood and immune systems for patients with cancer and other serious diseases, for which we are developing our lead product candidate, CB001, stem cells have not previously been used to treat stroke, diabetes, or other indications that we are targeting. As a result, there is substantially greater uncertainty about whether our programs targeting those indications will be successful. We expect that none of our product candidates will be commercially available for at least several years. We will need to devote significant additional research and development, financial resources and personnel to develop commercially viable products and obtain regulatory approvals.

We may discover that manipulation of stem cells using our Selective Amplification technology changes the biological characteristics of stem cells. For this or other reasons, therapeutic products developed with our stem cell expansion technology may fail to:

+  properly engraft into the recipient's body in the desired manner;

+  provide the intended therapeutic benefits; or

+  achieve benefits that are better or equal to existing therapies.

While our technology has shown successful results in preclinical research, those results may not be indicative of results in clinical studies. Our technology and product candidates may not prove to be safe and efficacious in clinical trials, and we may not obtain the required regulatory approvals for our technologies or product candidates.

WE EXPECT TO CONTINUE TO INCUR OPERATING LOSSES AND MAY NEVER BECOME PROFITABLE. We have generated operating losses since our inception, and we expect losses to increase for the next several years. As of December 31, 2001, we had cumulative net losses of approximately $37.2 million. These losses have resulted principally from the costs of our research activities. We expect to make substantial expenditures to further develop and commercialize our product candidates and expect that our rate of spending will accelerate as a result of increased costs and expenses associated with clinical trials, submissions for regulatory approvals and potential commercialization of our products. Although our Viacord subsidiary has experienced significant revenue growth over the past two years, we may not be able to sustain this growth or Viacord's current level of revenues. Our ability to become profitable will depend on many factors, including our ability to establish the safety and efficacy of our product candidates, obtain necessary regulatory approvals and successfully commercialize products.

WE MAY NOT BE ABLE TO RAISE ADDITIONAL FUNDS NECESSARY TO FUND OUR OPERATIONS. As of December 31, 2001, we had approximately $53.8 million in cash, cash equivalents and investments. In order to develop and bring our stem cell products to market, we must commit

--------------------------------------------------------------------------------
 6

RISK FACTORS
--------------------------------------------------------------------------------


substantial resources to costly and time-consuming research, preclinical testing and clinical trials. While we anticipate that our existing cash, cash equivalents and investments, together with the net proceeds of this offering, will be sufficient to fund our current operations for the next three years, we may need or want to raise additional funding sooner. We plan to conservatively manage our cash position. Accordingly, we expect to attempt to raise additional funds well in advance of completely depleting our available funds.


Our future capital requirements will depend on many factors, including:

+  cash flows from our umbilical cord blood banking business;

+ the scope and results of our research and development programs and clinical trials;

+  the timing of and the costs involved in obtaining regulatory approvals;

+  the cost of manufacturing and commercialization activities;


+ funds spent in connection with acquisitions of related technologies or businesses;



+ the costs of maintaining, expanding and protecting our intellectual property portfolio, including litigation costs and liabilities; and


+ our ability to establish and maintain collaborative arrangements and obtain milestones, royalties and other payments from collaborators.

We may seek additional funding through collaborative arrangements and public or private financings. Additional funding may not be available to us on acceptable terms, or at all. If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result.


WE CANNOT MARKET AND SELL SELECTIVELY AMPLIFIED UMBILICAL CORD BLOOD STEM CELLS, OR CB001, IN THE US OR IN OTHER COUNTRIES IF WE FAIL TO OBTAIN THE NECESSARY REGULATORY APPROVALS OR LICENSURE AS A BIOLOGIC IN THE US.


We cannot sell CB001 until regulatory agencies grant marketing approval, or licensure. The process of obtaining regulatory approval is lengthy, expensive and uncertain. It is likely to take 4 to 6 years or more to obtain the required regulatory approvals for CB001, or we may never gain approvals. Any difficulties that we encounter in obtaining regulatory approval may have a substantial adverse impact on our operations and cause our stock price to decline significantly.



To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well designed clinical trials sufficient to demonstrate to the US Food & Drug Administration, or FDA, that CB001 is safe, effective and potent for each disease for which we seek approval. Several factors could prevent completion or cause significant delay of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that CB001 is safe, effective and potent for use in humans. If safety concerns develop, the FDA could stop our trials before completion. The FDA has relatively little experience with therapeutics based on cellular medicine. As a result, the pathway to regulatory approval for CB001 may be more complex and lengthy than for approval of a new conventional drug. If we are not able to obtain regulatory approvals for use of CB001 under development, we will not be able to commercialize CB001, and therefore may not be able to generate sufficient revenues to support our business.


OUR VIACORD BUSINESS IS SUBJECT TO REGULATIONS THAT MAY IMPOSE SIGNIFICANT COSTS AND RESTRICTIONS ON US.

The cord blood banking services provided by Viacord are currently subject to FDA regulations requiring infectious disease testing. Beginning in April 2003, Viacord must register with the FDA as a


--------------------------------------------------------------------------------

RISK FACTORS
--------------------------------------------------------------------------------


cord blood banking service, must list its products with the FDA, and will be subject to FDA inspection. In addition, the FDA has proposed new good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products as well as proposed rules for donor suitability. We believe that we are in compliance with existing regulatory requirements and believe that we will be able to comply with the registration and listing requirements by 2003. We may not be able to comply with any future regulatory requirements that may be imposed on us, including product standards that may be developed. Moreover, the cost of compliance with government regulations may adversely affect our revenue and profitability. Regulation of our Viacord business in foreign jurisdictions is still evolving.



Consistent with industry practice, the Viacord cord blood collection kits have not been cleared as a medical device. The FDA could at any time require us to obtain medical device premarket notification clearance or approval, or 510k clearance or approval for the collection kits. Securing any necessary medical device clearance or approval for the cord blood collection kits may involve the submission of a substantial volume of data and may require a lengthy substantive review. The FDA could also require that we cease using the collection kit and require us to obtain medical device pre-market notification clearance or approval prior to further use of the kits.


Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks be licensed. We are currently licensed to operate in these two states. If other states adopt requirements for the licensing of cord blood banking services, we would have to obtain licenses to continue providing services in those states.


CB001 REPRESENTS A NEW FORM OF THERAPY THAT THE MARKETPLACE MAY NOT ACCEPT.


Even if we successfully develop and obtain regulatory approval for CB001, the market may not accept it. Market demand for CB001 will depend primarily on acceptance by patients, physicians, medical centers and third party payors. Commercial acceptance will be dependent upon several factors, including:



+  the number and relative efficacy of products which compete with CB001;



+  our ability to supply a sufficient amount of CB001 to meet demand;


+ our ability to build and maintain, or access, through third parties, a capable sales force; and


+  our ability to obtain insurance coverage and reimbursement for CB001.


OUR SUCCESS WILL DEPEND IN PART ON ESTABLISHING EFFECTIVE STRATEGIC PARTNERSHIPS AND COLLABORATIONS.

A key aspect of our business strategy is to establish strategic relationships in order to gain access to technology, to expand or complement our research, development or commercialization capabilities, or to reduce the cost of developing or commercializing products on our own. We currently have strategic relationships with Genzyme Corporation, Massachusetts General Hospital and the Massachusetts Institute of Technology. While we are currently in discussions with several pharmaceutical companies, universities, research institutions, public cord blood banks and others to establish additional relationships and collaborations, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms. Furthermore, these arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in


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RISK FACTORS
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a timely manner, the development or commercialization of our technology and potential products may be substantially delayed.

WE HAVE LIMITED EXPERIENCE MANUFACTURING CELL THERAPY PRODUCTS, AND WE MAY EXPERIENCE MANUFACTURING PROBLEMS OR DELAYS THAT LIMIT THE GROWTH OF OUR REVENUE.
We currently produce limited quantities of stem cells using our Selective Amplification technology. If we successfully obtain marketing approval for any products, we may not be able to produce sufficient quantities at an acceptable cost. In addition, we may encounter difficulties in production due to, among other things, quality control, quality assurance and component supply. These difficulties could reduce sales of our products, increase our cost, or cause production delays, all of which could damage our reputation and hurt our profitability.


Certain antibodies, growth factors, and other reagents are critical components used in our stem cell production process. Some of these components are research-grade materials, which are suitable for production of stem cells used for research and in Phase I human clinical studies. We purchase these materials from multiple suppliers and we are not materially dependent on any single supplier for any component. In order to produce cells for use in Phase II and subsequent human studies and produce stem cell products for commercial sale, certain components of our production process will need to be manufactured in compliance with current Good Manufacturing Practices or cGMP. To meet this requirement, we will need to execute supply agreements with firms who manufacture these components to cGMP standards and, in some cases, we will need to obtain licenses to use these components in our commercial production process. We are currently in discussions with multiple firms who we may engage as suppliers and/or licensors for these components. Once we engage these third parties, we may be materially dependent on them for supply of cGMP grade components. We will depend on them to perform their obligations in a timely manner and in accordance with applicable government regulations. In the event we are unable to obtain or maintain contract production of these components, or to do so on commercially reasonable terms, we may not be able to complete development of or market our stem cell products.



We have one specialized manufacturing facility located in Worcester, Massachusetts. For the next several years, we expect to manufacture all of our stem cell products in this facility. If this facility or the equipment in the facility is significantly damaged or destroyed, we will not be able to quickly or inexpensively replace our manufacturing capacity. We may not have sufficient insurance to cover any losses we incur as a result of such damage or destruction. We may be able to transfer manufacturing to a third party, but the shift would likely be expensive, and the timing would depend on availability of third party resources.



IF WE ARE NOT ABLE TO RECRUIT AND RETAIN QUALIFIED MANAGEMENT AND SCIENTIFIC PERSONNEL, WE MAY FAIL IN DEVELOPING OUR TECHNOLOGIES AND PRODUCT CANDIDATES.


Our success is highly dependent on the retention of the principal members of our scientific, management and sales personnel. Marc D. Beer, our President and Chief Executive Officer, is critical to our ability to execute our overall business strategy. Morey Kraus, our Chief Technology Officer and co-founder of ViaCell, is a co-inventor of our Selective Amplification technology and has significant and unique expertise in cell expansion and related technologies. We maintain key man life insurance on the lives of Marc D. Beer and Morey Kraus. Additionally, we have several other scientific personnel that we consider important to the successful development of our technology. Although we are not aware that any of our key employees are currently planning to retire or leave the company, any key employee could terminate his or her relationship with us at any time and, subject to any non-competition agreement with us, work for one of our competitors. Furthermore, our future growth will require hiring a significant number of qualified technical, commercial and administrative personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success.


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Although we have been successful recruiting and retaining key personnel in the past, there is intense competition from other companies, universities and other research institutions for qualified personnel in the areas of our activities. If we are not able to continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or achieve our business objectives.


OUR COMPETITORS MAY HAVE GREATER RESOURCES OR RESEARCH AND DEVELOPMENT CAPABILITIES THAN WE HAVE, AND WE MAY NOT HAVE THE RESOURCES NECESSARY TO SUCCESSFULLY COMPETE WITH THEM.

The pharmaceutical and biotechnology businesses are highly competitive. We compete with many organizations that are developing cell therapies for the treatment of a variety of human diseases including companies such as Nexell Therapeutics, Inc., Aastrom Biosciencies, Inc., Stem Cells, Inc., StemCell Global Research, Inc. and Chimeric Therapies. We also face competition in the cell therapy field from academic institutions and governmental agencies. We also compete with other private cord blood banks including companies such as Cbr Systems, Inc., Cryo-Cell International, Inc. and Corcell, Inc. Many of our competitors may have greater financial and human resources and more experience in research and development and more established sales, marketing and distribution capabilities than we have. We also anticipate that we will face increased competition in the future as new companies enter the stem cell therapy and cord blood banking markets. In addition, the health care industry is characterized by rapid technological change, and new product introductions or other technological advancements could make some or all of our products obsolete.



THE SUCCESSFUL COMMERCIALIZATION OF CB001 WILL DEPEND ON OBTAINING REIMBURSEMENT FOR USE OF THIS PRODUCT FROM THIRD PARTY PAYORS.


We intend to sell CB001 initially in the US and the European Union. In the US, the availability of reimbursement by governmental and other third party payors affects the market for every pharmaceutical product. In the countries of the European Union and in some other countries, the pricing of prescription pharmaceutical products and services and the level of government reimbursement are subject to governmental control. These third party payors continually attempt to contain or reduce the health care costs by challenging the prices charged for medical products and services.



In the absence of reimbursement by the government or third party insurers, the market for CB001 will be limited. Third party payors may not reimburse sales of CB001 or enable us or our partners to sell CB001 at prices that will provide a sustainable and profitable revenue stream.


WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS THAT MAY FAIL TO PROTECT OUR BUSINESS.

We own or have exclusive licenses to five US patents and two international patents. We also own or have exclusive licenses to 12 pending applications in the US and 31 pending applications in foreign countries. Our success will depend on our ability to obtain and enforce these patents and our ability to protect our trade secrets. Our pending patent applications may not issue and we may not receive any additional patents. The claims of our existing US patents and any other issued patents may not offer significant protection of our Selective Amplification technology. In addition, third parties may challenge, narrow, invalidate or circumvent our patents. The patent position of biotechnology companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the US Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology patents.


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RISK FACTORS
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In an effort to protect our unpatented proprietary technology, processes and know-how as trade secrets, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.



WE HAVE BEEN SUED FOR INFRINGING TWO PATENTS AND COULD BE SUED FOR INFRINGEMENT OF OTHER PATENTS. IF WE ARE NOT ABLE TO DEFEND OURSELVES SUCCESSFULLY IN THESE LAWSUITS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS.


On February 22, 2002, PharmaStem Therapeutics, Inc. filed a lawsuit in the US District Court for the District of Delaware against us and seven other cord blood banking businesses for the infringement of US Patent Number 5,004,681, issued on April 2, 1991, a Reexamination Certificate for which was issued on April 11, 2000, and US Patent Number 5,192,553, issued on March 9, 1993. These two patents relate to the cryopreservation of umbilical cord blood cells for therapeutic use, and could impact our Viacord business as well as therapeutic product candidates manufactured using cryopreserved umbilical cord blood. We plan to file a response to the lawsuit, denying the claim that we are infringing their patents, asserting that these patents are invalid, and asserting counterclaims for a declaratory judgment of non-infringement by us and invalidity of the patents. Our patent counsel has advised us that in his opinion the relevant claims of both patents are invalid. Furthermore, as to US Patent Number 5,004,681, our patent counsel has advised us that, in his opinion under the "intervening rights" doctrine of patent law, we should have the right to conduct our business regardless of whether the patent claims are valid or whether our operations would infringe any of the claims. A court is not obligated to agree with the opinion of our patent counsel, however. Proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents under US law. Moreover, our patent counsel has advised us that operating under the intervening rights doctrine could entail our payment of a royalty to PharmaStem.



Since the outcome of any litigation is uncertain, we may not prevail in the lawsuit brought by PharmaStem. If we are found to infringe these patents and are not able to obtain a license or operate under the intervening rights doctrine, we may be required to stop operating our Viacord business, to cease using cryopreserved umbilical cord blood as a source for our stem cell products, which could hamper the commercialization of our stem cell products, or to pay significant damages. Even if we prevail in this lawsuit, litigation is expensive and can consume substantial amounts of management's time and attention.



We could be sued at any time in the future by persons claiming patent infringement. For example, we are aware of two patents relating to compositions of purified hematopoietic stem cells and their use in hematopoietic stem cell transplantation, which could impact our stem cell therapeutics business. We believe, based on advice of our patent counsel, that we do not infringe any valid claims of these two patents. We cannot assure you, however, that if we are sued on either of these patents we would prevail. If we are found to infringe these patents and are not able to obtain a license, we may not be able to operate our stem cell therapeutics business or our cord blood banking business.



If we are required to obtain licenses to certain patent rights, these rights may not be available to us on acceptable terms, or at all. If we succeed in obtaining these licenses, payments under these licenses will reduce the earnings from our products. In addition, some licenses may be nonexclusive and, accordingly, our competitors may have access to the same technology as that licensed to us. If we fail to obtain a required license or are unable to alter the design of our products, processes and/or services


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RISK FACTORS
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to eliminate the need for a license, we may be required to terminate the related commercial activity or, in the case of our product candidates, we may be unable to commercialize one or more of them, which could significantly affect our ability to sustain and grow our commercial business.


IN ORDER TO COMMERCIALIZE CB001 USING OUR SELECTIVE AMPLIFICATION TECHNOLOGY, WE WILL NEED TO OBTAIN LICENSE RIGHTS TO THIRD PARTY PATENTS, WHICH MAY NOT BE AVAILABLE TO US ON REASONABLE TERMS OR AT ALL.


Some aspects of our Selective Amplification technology involve the use of antibodies, growth factors and other reagents that are in certain cases the subject of third party patent rights. Before we commercialize any product, including CB001, utilizing this technology, we may need to obtain license rights to applicable third party patents or redesign our Selective Amplification process to use reagents not covered by patents. If we are not able to obtain these rights on reasonable terms or redesign our Selective Amplification process to use reagents not covered by patents, we may not be able to commercialize any products, including CB001.



THE MANUFACTURE AND SALE OF STEM CELL PRODUCTS MAY EXPOSE US TO PRODUCT LIABILITY CLAIMS FOR WHICH WE COULD HAVE SUBSTANTIAL LIABILITY.


We face an inherent business risk of exposure to product liability claims if stem cell products produced using our technology are alleged to have caused injury or are found to be unsuitable for consumer use. We may not be able to obtain insurance for such potential liability on acceptable terms with adequate coverage or may be excluded from coverage under the terms of an insurance policy that we obtain. We may not be able to maintain insurance on acceptable terms or at all.


ETHICAL AND OTHER CONCERNS SURROUNDING THE USE OF STEM CELL THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS, THEREBY REDUCING DEMAND FOR OUR PRODUCTS.
The use of embryonic stem cells for research and stem cell therapy has been the subject of debate regarding related ethical, legal and social issues. Although we do not currently use embryonic stem cells as a source for our research programs, the use of other types of human stem cells for therapy could give rise to similar ethical, legal and social issues as those associated with embryonic stem cells. The commercial success of our product candidates will depend in part on public acceptance of the use of stem cell therapy, in general, for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that stem cell therapy is unsafe, and stem cell therapy may not gain the acceptance of the public or the medical community. Adverse events in the field of stem cell therapy that may occur in the future also may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates. In the event that our research becomes the subject of adverse commentary or publicity, the market price for our common stock could be significantly harmed.


WE DEPEND ON THIRD PARTIES FOR PROCESSING AND STORAGE OF UMBILICAL CORD BLOOD. IF OUR AGREEMENTS WITH THESE THIRD PARTIES EXPIRE BEFORE WE HAVE COMPLETED CONSTRUCTING OUR OWN FACILITY, WE MAY NOT BE ABLE TO PROVIDE CORD BLOOD BANKING SERVICES FOR SOME PERIOD OF TIME.


We store umbilical cord blood collected by Viacord through agreements with Hoxworth Blood Center and Progenitor Cell Therapy, L.L.C. Progenitor also processes the umbilical cord blood collected by Viacord. We are currently constructing our own cord blood processing and storage facility within a leased building in Hebron, Kentucky. We expect this facility to be completed and fully operational in the second half of 2002. If this facility is not completed prior to the expiration of our third party agreements and we are not able to extend the term of our existing agreements or enter into new agreements, we may not be able to continue to provide our cord blood banking services for some


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RISK FACTORS
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period of time. Even if we are able to negotiate extensions of our existing agreements or enter into new agreements, we may not be able to obtain favorable terms.



DAMAGE TO OR LOSS OF THE CORD BLOOD UNIT STORAGE FACILITIES OR THE CORD BLOOD UNITS STORED IN THE FACILITIES WOULD NEGATIVELY AFFECT OUR BUSINESS.


We rely on the storage of frozen cord blood units at two third-party facilities and will soon rely on the storage of frozen cord blood units at our own cord blood processing and storage facility. If any of these facilities or the equipment in the facilities were to be significantly damaged or destroyed, we could suffer a loss of some or all of the stored cord blood units. Even if the facilities and equipment are not damaged or destroyed, human error or equipment or process failure could cause a loss of some or all of the stored cord blood units. Depending on the extent of loss, such an event could reduce our ability to provide cord blood stem cells when requested, could expose us to significant liability to our cord blood banking customers and could affect our ability to continue to provide cord blood banking services.


RISKS RELATING TO THIS OFFERING

PURCHASERS IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION.
If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as "dilution." Based upon the net tangible book value of our common stock at December 31, 2001, and
assuming a public offering price of $      per share, your shares will be worth
$          less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution would occur. In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute the voting power of your investment on a percentage basis. Please refer to the section entitled "Dilution."

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.
If we or our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Please refer to the section entitled "Shares eligible for future sale."

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP OR BE SUSTAINED AFTER THIS OFFERING, AND OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE WHICH COULD FALL BELOW THE INITIAL PUBLIC OFFERING PRICE. AS A RESULT, YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.
Prior to this offering, our common stock did not trade in a public market. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active.


We and the underwriters, through negotiations, determine the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade following completion of this offering. Please refer to the section entitled "Underwriting" for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.


The market prices for securities of companies comparable to us have been highly volatile, and the market has experienced significant price and volume fluctuations that are unrelated to the operating

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                                                                              13
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RISK FACTORS
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performance of the individual companies. Many factors may have a significant adverse effect on the market price of the common stock, including:

+  announcements regarding our product development programs;


+  actual or anticipated variations in quarterly operating results;


+  new products or services introduced or announced by us or our competitors;

+  changes in the market valuations of other similar companies;

+  sales of substantial amounts of our stock by existing stockholders;

+ announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

+  additions or departures of key personnel.

In addition, in the past stockholders have initiated class action lawsuits against biotechnology and pharmaceutical companies following periods of volatility in the market prices of these companies' stock. In the future, our stockholders may pursue similar litigation against us. In general, decreases in our stock price would reduce the value of our stockholders' investments and could limit our ability to raise necessary capital or make acquisitions of assets or businesses. If a stockholder instituted litigation on this basis, it could result in substantial costs and would divert management's attention and resources.

CONCENTRATION OF OWNERSHIP OF OUR COMMON STOCK AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.


Upon completion of this offering, our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates will,
in aggregate, beneficially own approximately      % of our outstanding common
stock or      % if the underwriters exercise their over-allotment option in full. These persons, acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by delaying or preventing a change in control of our company at a premium price even if beneficial to our other stockholders. Please refer to the section entitled "Principal stockholders" for additional information on the concentration of ownership of our common stock.



PROVISIONS IN OUR CHARTER DOCUMENTS COULD PREVENT OR FRUSTRATE ANY ATTEMPTS TO REPLACE OUR CURRENT MANAGEMENT BY STOCKHOLDERS.



Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without consent of our board of directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, our certificate of incorporation permits our board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. Our issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our board of directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and nominations, and permit only our president or a majority


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RISK FACTORS
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of our board of directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. The board may use this provision to prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future. Please also refer to the section entitled "Description of capital stock."



OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY INVEST OR SPEND THE PROCEEDS IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN.



Our management will have broad discretion over the use of proceeds from this offering. You may not agree with management's decisions, and our use of the proceeds may not yield any return on your investment in us. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition.


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Forward-looking statements

This prospectus contains forward-looking statements, principally in the sections entitled "Prospectus summary," "Management's discussion and analysis of financial condition and results of operations" and "Business." Generally, these statements can be identified by the use of phrases like "believe," "expect," "anticipate," "plan," "may," "will," "could," "estimate," "potential," "opportunity," "future," "project," and similar terms and include statements about:

+  the implementation of our corporate strategy;

+  our financial performance;

+ our ability to enter into future collaborations with pharmaceutical and biotechnology companies, academic institutions and others;

+  our product research and development activities and projected expenditures;

+  our spending of the proceeds from this offering;

+  our cash needs;

+  expected market sizes and growth;

+  the ability of our products to treat disease;

+  our plans for sales and marketing;


+  timing of regulatory approvals; and


+  our results of scientific research.


These forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk factors." You should carefully consider that information before you make an investment decision. You should not place undue reliance on our forward-looking statements. These forward-looking statements speak only as of the date of this document, and we undertake no obligation to update or revise these statements.


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Use of proceeds

We estimate that we will receive net proceeds of approximately $     million
from the sale of the                shares offered by us in this offering or
$     million if the underwriters exercise their over-allotment option in full,
assuming a public offering price of $     per share. "Net proceeds" are what we
expect to receive after paying underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds of this offering to fund the growth of our business and for general corporate purposes, including:

+  conducting clinical trials;

+ preclinical research and development activities relating to our product candidates;

+  further expansion of our manufacturing and cord blood banking capacity;

+ acquisitions of technologies or businesses or the establishment of partnerships and collaborations complementary to our business; and

+  expansion of our sales and marketing activities.

The amounts we actually expend for these capital purposes will be based on many factors, including cash flows from operations, the growth of our business and other factors described under "Risk factors." Our management will have broad discretion in determining how to apply the net proceeds. Until we use the net proceeds from this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities or guaranteed obligations of the US government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have never paid cash dividends. We currently intend to retain any future earnings to finance the growth and development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future.

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Capitalization

The table below sets forth:

+  our actual capitalization as of December 31, 2001;

+ our pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into 20,371,078 shares of common stock upon completion of this offering and the filing of amended and restated certificate of incorporation to increase the authorized number of shares of common stock and preferred stock; and

+  our pro forma capitalization as adjusted to reflect the receipt of the net
   proceeds from our sale of                shares of common stock at an assumed
   initial public offering price of $     per share in this offering, less
   underwriting discounts and commissions and estimated offering expenses payable by us.

                                                            AS OF DECEMBER 31, 2001
                                                   -----------------------------------------
                                                                                  PRO FORMA
                                                      ACTUAL       PRO FORMA     AS ADJUSTED
--------------------------------------------------------------------------------------------
(in thousands, except share and per share data)
Cash, cash equivalents and short- and long-term
  investments....................................  $     53,787   $     53,787
                                                   ============   ============   ===========
Long-term debt and capital lease obligations.....  $        798   $        798
Redeemable, convertible preferred stock, $0.01
  par value; 21,696,809 shares authorized;
  20,188,221 shares issued and outstanding,
  actual; no shares issued or outstanding, pro
  forma and pro forma as adjusted................       101,268             --
                                                   ------------   ------------   -----------
Stockholders' (deficit) equity:
     Convertible preferred stock, $0.01 par
       value; 428,191 shares authorized; 182,857
       shares issued and outstanding, actual; no
       shares issued or outstanding, pro forma
       and pro forma as adjusted.................             2             --
     Common stock, $0.01 par value; 35,000,000
       shares authorized, actual; 100,000,000
       shares authorized, pro forma and pro forma
       as adjusted; 2,427,879 shares issued and
       outstanding, actual; 22,798,975 shares
       issued and outstanding, pro forma; and
                      shares issued and
       outstanding, pro forma as adjusted........            24            228
     Additional paid-in capital..................         7,321        108,387
     Deferred compensation.......................        (8,923)        (8,923)
     Accumulated deficit.........................       (37,173)       (37,173)
                                                   ------------   ------------   -----------
          Total stockholders' (deficit) equity...       (38,749)        62,519
                                                   ------------   ------------   -----------
          Total capitalization...................  $     63,317   $     63,317   $
                                                   ============   ============   ===========

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CAPITALIZATION
--------------------------------------------------------------------------------

This table does not include:


+ 3,561,008 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $.86 per share; and


+ 863,333 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2001 at a weighted average exercise price of $1.52 per share or the option held by Genzyme Corporation to purchase up to $3,000,000 of shares of the most recent series of our preferred stock pursuant to a stock option agreement dated October 25, 2001 between Genzyme Corporation and us. Subsequent to December 31, 2001, we issued 187,500 shares of series I preferred stock to Genzyme upon Genzyme's exercise of the vested portion of its option and we mutually agreed to terminate the remaining portion of the option.

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                                                                              19
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--------------------------------------------------------------------------------
Dilution


Our net tangible book value as of December 31, 2001 was approximately
$          million, or $
per share of common stock. Our pro forma net tangible book value as of December 31, 2001, after giving effect to the automatic conversion of all of our preferred stock outstanding as of that date into 20,371,078 shares of common
stock, was approximately $          million, or $     per share of common stock.
Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of common stock outstanding at December 31, 2001.


Our pro forma net tangible book value per share after this offering would have
been $          or $     per share. This represents an immediate increase in pro
forma net tangible book value of $
per share to existing stockholders and an immediate dilution in pro forma net
tangible book value of $     per share to new investors. Dilution in pro forma
net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately
afterwards, after giving effect to the sale of                shares in this
offering at an assumed public offering price of $     per share and after
deducting estimated underwriting discounts and commissions and estimated offering expenses. The following table illustrates this per share dilution:


Net tangible book value per share before this offering......            $
     Change attributable to pro forma conversion of
      preferred stock.......................................  $
                                                              -------
Pro forma net tangible book value per share before this
  offering..................................................
Assumed initial public offering price per share.............
                                                                        -------
     Increase attributable to this offering.................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                        -------
Dilution per share to new investors.........................            $
                                                                        =======


The following table summarizes, on a pro forma basis as of December 31, 2001, after giving effect to this offering and assuming a public offering price of
$     per share, the total number of shares of common stock purchased from us and the total consideration and the average price per share paid by existing shareholders and by new investors, calculated before deduction of underwriting discounts and commissions and estimated offering expenses.

                                          SHARES PURCHASED    TOTAL CONSIDERATION
                                          -----------------   --------------------   AVERAGE PRICE
                                          NUMBER    PERCENT    AMOUNT     PERCENT      PER SHARE
--------------------------------------------------------------------------------------------------
Existing stockholders...................                  %   $                %        $
New investors...........................
                                          -------   ------    --------      ---
     Total..............................               100%   $             100%
                                          =======   ======    ========      ===

The number of shares of common stock outstanding in the table above is based on the number of shares outstanding as of December 31, 2001 and excludes:


+ 3,561,008 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $.86 per share; and


+ 863,333 shares of common stock and common stock equivalents issuable upon the exercise of warrants outstanding as of December 31, 2001 at a weighted average exercise price of $1.52 per share or the option held by Genzyme Corporation to purchase up to $3,000,000 of shares of the most recent series of our preferred stock pursuant to a stock option agreement dated October 25, 2001 between Genzyme Corporation and us. Subsequent to December 31, 2001, we issued 187,500 shares of series I preferred stock to Genzyme upon Genzyme's exercise of the vested portion of its option and we mutually agreed to terminate the remaining portion of the option.

To the extent the warrants and outstanding options are exercised and the underlying shares are issued, there will be further dilution to new investors. If all of these options and warrants had been exercised as of December 31, 2001,
net tangible book value per share after this offering would be $          and
total dilution per share to new investors would be $          . The above table
assumes no exercise of the underwriters' over-allotment option.

--------------------------------------------------------------------------------
 20

--------------------------------------------------------------------------------

Selected consolidated financial data

In the tables below, we provide you with our selected historical financial data. We have prepared this information using the consolidated financial statements for the five years ended December 31, 2001. The financial statements for the year ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the four years ended December 31, 1997, 1998, 1999 and 2000 have been audited by Arthur Andersen LLP, independent public accountants.

When you read this summary historical financial data, it is important that you read along with it the consolidated financial statements and related notes to the financial statements appearing elsewhere in this prospectus and "Management's discussion and analysis of financial condition and results of operations." Historical results are not necessarily indicative of the results that may be expected in the future.

We have presented pro forma net loss per share information to give effect to the assumed conversion of all outstanding shares of our convertible preferred stock into a total of 20,371,078 shares of common stock as of their original dates of issuance.

                                                                 YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------
 CONSOLIDATED STATEMENT OF OPERATIONS DATA:      1997        1998         1999       2000(1)       2001
----------------------------------------------------------------------------------------------------------
(In thousands, except share and per share data)
Revenues.....................................       $--           $--         $--      $2,394       $7,298
Operating expenses(2):
  Cost of revenues...........................        --            --          --         991        3,070
  Research and development...................       525         1,212       1,193       3,952        9,652
  Sales and marketing........................        --            --          --       2,207        9,571
  General and administrative.................        63            92       1,034       3,947        9,274
                                               --------   -----------   ---------   ---------   ----------
Total operating expenses.....................       588         1,304       2,227      11,097       31,567
                                               --------   -----------   ---------   ---------   ----------
Operating loss...............................      (588)       (1,304)     (2,227)     (8,703)     (24,269)
Interest income (expense), net...............       (69)           56          90         991        2,136
                                               --------   -----------   ---------   ---------   ----------
Net loss(2)..................................     $(657)      $(1,248)    $(2,137)    $(7,712)    $(22,133)
                                               ========   ===========   =========   =========   ==========
Net loss attributable to common
  stockholders...............................     $(682)      $(1,502)    $(2,692)   $(10,262)    $(28,753)
                                               ========   ===========   =========   =========   ==========
Net loss per common share, basic and
  diluted....................................    $(1.00)       $(1.18)     $(2.05)     $(5.55)     $(12.22)
Weighted average shares used in computing net
  loss per common share, basic and diluted...   683,000     1,276,000   1,316,352   1,849,073    2,352,468
Pro forma net loss per common share, basic
  and diluted................................                                                       $(0.97)
Pro forma weighted average shares used in
  computing net loss per common share, basic
  and diluted................................                                                   22,723,546

                                                                        AS OF DECEMBER 31,
                                                         -------------------------------------------------
           CONSOLIDATED BALANCE SHEET DATA:               1997      1998      1999       2000       2001
----------------------------------------------------------------------------------------------------------
(In thousands)
Cash, cash equivalents and short- and long-term
  investments..........................................   $2,089      $880    $4,615    $55,287    $53,787
Working capital........................................    2,025       724     3,640     53,144     46,062
Total assets...........................................    2,161     1,091     4,974     67,775     70,981
Long-term debt obligations.............................      215       298       253        494        798
Redeemable convertible preferred stock.................    3,194     3,447     9,947     79,727    101,268
Total stockholders' deficit............................   (1,291)   (2,792)   (5,484)   (15,376)   (38,749)

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

------------

(1) We were in the development stage until April 11, 2000 at which time we acquired Viacord, Inc., an umbilical cord blood collection, processing and banking company, and changed our name to ViaCell, Inc.

     The following unaudited pro forma combined results of operations assume that the Viacord acquisition was completed as of the beginning of each period presented:

                                                               1999       2000
--------------------------------------------------------------------------------
Total revenues..............................................  $ 2,300    $ 3,103
Net loss....................................................  $(4,177)   $(8,140)

     These pro forma amounts represent the historical operating results of Viacord prior to its date of acquisition, combined with ours with appropriate adjustments which give effect to amortization of intangible assets. These pro forma results are not necessarily indicative of operating results that would have occurred if the Viacord acquisition had been operated by current management during the periods presented.

(2) In the years ended December 31, 2000 and 2001, stock-based compensation expenses were recognized as follows:


                                                               2000        2001
---------------------------------------------------------------------------------
Research and development....................................  $    98    $  2,674
Sales and marketing.........................................       30         222
General administrative......................................       68       2,188
                                                              -------    --------
Total stock-based compensation..............................  $   196    $  5,084
                                                              =======    ========
Net loss excluding stock-based compensation.................  $(7,516)   $(17,049)
                                                              =======    ========


     No stock compensation expense was recognized in 1997, 1998 or 1999.

--------------------------------------------------------------------------------
 22

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis in conjunction with "Selected consolidated financial data" and our consolidated financial statements and related notes included in this prospectus.

OVERVIEW


We are a clinical-stage biotechnology company focused on developing proprietary therapeutics for the treatment of human diseases and providing cord blood collection, testing, processing and storage services. Our research and development efforts focus on selectively expanding specific cell types useful for cell therapy. Since our inception on September 2, 1994, our principal activities have included:


+  developing our Selective Amplification technology;

+  expanding our cord blood banking business in the US, Europe and Asia;


+  expanding our pipeline of novel stem cell products;


+ expanding and strengthening our intellectual property position through internal programs and third party licenses; and

+  recruiting management, research, clinical, and sales and marketing personnel.

From inception through December 31, 2001, we have raised $84.0 million in common and preferred stock issuances. As of December 31, 2001, our accumulated deficit was approximately $37.2 million. We have incurred net losses since inception as a result of research and development, sales and marketing and general and administrative expenses in support of our operations. We anticipate incurring net losses over at least the next several years due to:

+ the increasing costs of conducting clinical trials for our lead hematopoietic stem cell product candidate, CB001;

+ the working capital costs associated with anticipated growth of our cord blood banking business within the US, Europe and Asia; and


+ the increasing costs associated with preclinical and clinical studies for our other stem cell therapy programs.



Our ability to maximize financial success will depend on many factors, including our ability to profitably grow our cord blood banking business, establish the safety and efficacy of our therapeutic product candidates, obtain necessary regulatory approvals and successfully commercialize products.


In April 2000, we acquired all of the outstanding shares of common stock of Viacord, Inc. We issued 2,666,666 shares of series F redeemable convertible preferred stock valued at approximately $8.0 million and issued 575,680 shares of common stock valued at approximately $173,000 for all of the outstanding capital stock of Viacord. The total purchase price was approximately $9.4 million. This acquisition was accounted for as a purchase and, consequently, Viacord's results of operations are included in our consolidated financial statements from the date of acquisition. In June 2001, we acquired all of the outstanding shares of common stock of Cerebrotec, Inc. We issued options to purchase 92,081 shares of common stock with an exercise price of $0.95 per share for all outstanding capital stock of Cerebrotec. The total purchase price was approximately $752,000. Cerebrotec's results of operations are included in our consolidated financial statements from the date of acquisition.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


CRITICAL ACCOUNTING POLICIES

Our revenues are currently generated principally through our Viacord subsidiary, which collects, tests, processes and preserves umbilical cord blood. We are applying our Selective Amplification technology to develop stem cell therapies. If we successfully develop these therapies, we will generate revenues from the sale of therapeutic products. We do not expect to receive royalties or other revenues from commercial sales of products developed using our Selective Amplification technology for at least the next four years, if at all.


We recognize revenue from cord blood banking services in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". We receive fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, we freeze the units and store them in a cryogenic freezer. Upon successful completion of collection, testing, screening and freezing services, we recognize revenue from the processing fees. Revenue recognized from the collection, testing and freezing of cord blood units was $6.6 million and $2.2 million for the years ended December 31, 2001 and 2000, respectively. There was no processing fees revenue generated by us prior to our acquisition of Viacord.



Revenue from storage fees is recognized over the longer of the contractual period or the expected period of performance on a straight-line basis and amounted to approximately $442,000 and $199,000 for the years ended December 31, 2001 and 2000, respectively. There was no storage services revenue generated by us prior to our acquisition of Viacord.



To the extent we are paid fees covering both collection, testing and freezing services as well as storage services, we defer the fair value of the revenue related to the future storage services and recognize the remainder of the revenue under the residual fair value approach.



Deferred revenues of $2.3 million and $448,000 at December 31, 2001 and 2000 respectively include the unearned portions of annual storage fees and deposits paid by customers.



We recognize revenue from fixed-price research and development funding contracts as the work progresses using the percentage-of-completion method of accounting, based on the ratio of costs incurred to total estimated costs. Revenue from research contracts amounted to $229,000 for the year ended December 31, 2001. There was no revenue generated from research contracts prior to our acquisition of Cerebrotec, Inc. in June 2001.



STOCK-BASED COMPENSATION


In connection with the grant of stock options to employees in 1999, 2000 and 2001, we recorded an aggregate amount of $11.3 million in deferred stock-based compensation within stockholders' deficit. These options were considered compensatory because the deemed fair value, as subsequently determined, was greater than the exercise price on the date of grant. As of December 31, 2001, we had an aggregate of $8.9 million of deferred stock compensation remaining to be amortized. We expect to recognize amortization of deferred stock-based compensation of approximately $4.1 million, $2.1 million, $1.1 million and $400,000 during the years ended December 31, 2002, 2003, 2004 and 2005, respectively. We are amortizing the deferred compensation over the vesting period of the related options, under the provisions of Financial Accounting Standards Board Interpretation No. 28. The remaining $1.2 million of deferred compensation relates to employee options that only vest upon achieving certain development milestones. The intrinsic value of these options will be charged to expense when and if the milestones are reached. The amount of stock-based compensation actually recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.



We have entered into employment agreements with certain of our employees. Some of these agreements provide for the accelerated vesting of stock options upon termination and/or change in control, as


--------------------------------------------------------------------------------
 24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


defined by the agreements. In addition, the employment agreements with two of our officers provide for the accelerated vesting of options covering 487,500 shares of common stock upon the closing of an initial public offering resulting in gross proceeds of $20 million and a per share price of at least $12 if such offering occurs prior to June 1, 2002; we do not anticipate incurring a compensation charge associated with the accelerated vesting of stock options in connection with this offering.



In 2001 and 2000, we recognized $5.1 million and $196,000 of expenses resulting from issuances of options and warrants to employees and non-employees. Non-employee equity grants are variable and the expense to be recognized in future periods cannot be estimated and will depend on a number of variables including our stock price.


Our management currently uses consolidated financial information in determining how to allocate resources and assess performance. We may organize our business into more discrete business units when and if we generate significant revenue from the sale of stem cell therapies. For these reasons, we have determined that we conduct operations in one business segment. Substantially all of our revenue since inception has been generated in the US and all of our long-lived assets are located in the US.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Total revenues were $7.3 million for the year ended December 31, 2001, of which $7.1 million relates to our cord blood banking business, compared to $2.4 million for the year ended December 31, 2000, an increase of 205%. Service revenue for the year ended December 31, 2000 includes revenues from cord blood banking services and storage revenues generated in the nine-month period beginning April 2000, when Viacord was acquired. Revenues for the year ended December 31, 2000 on a pro forma basis assuming the acquisition of Viacord had occurred on January 1, 2000 were $3.1 million. Cord blood banking revenue in 2001 increased by 128% as compared to pro forma revenue for 2000. This increase was driven by our increased sales and marketing efforts directed at expectant parents, obstetricians and gynecologists throughout the US.



Cost of revenues as a percentage of revenues were 42% for the year ended December 31, 2001 as compared to 41% for the year ended December 31, 2000. All of our processing and storage of collected cord blood units is currently performed under fixed fee contract arrangements with third parties. We are in the process of constructing our own state-of-the-art cord blood processing and storage facility which we expect to be operational in the second half of 2002 which will diminish our reliance on third parties for such services.



Research and development expenses for the year ended December 31, 2001 were $9.7 million as compared to $4.0 million in the year ended December 31, 2000. Stock-based compensation included in research and development expense totaled $2.7 million in 2001, including $594,000 related to the issuance of an option to a research collaborator, and totaled $98,000 in 2000. Excluding stock-based compensation, research and development expenses for the year ended December 31, 2001 were $7.0 million as compared to $3.9 million in the year ended December 31, 2000. The 81% increase in research and development expense during the year ended December 31, 2001 compared to the prior year, excluding stock-based compensation, was attributable primarily to increased expenses related to development efforts for the CB001, neural and neuro-muscular programs.



During 2001 and 2000, we incurred approximately $6.4 million and $3.9 million in expenses, respectively, related to preclinical efforts for CB001 and the continued development of our Selective Amplification technology. Such amounts exclude stock-based compensation, which we do not allocate to individual projects. The increase of $2.5 million is primarily the result of increased spending of $1.5 million on personnel and facility related costs, $800,000 on outside consultants and $200,000 on supplies. We are currently conducting preclinical experiments for the neural and neuro-muscular


--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


programs, which were initiated as a result of the Cerebrotec acquisition in June 2001. We incurred approximately $600,000 in expenses, excluding stock-based compensation expense, related to these programs in 2001. Substantially all of our research and development expenses prior to June 2001 were related to CB001 and our Selective Amplification technology.



All of our product candidates are in early stages. On an ongoing basis, we will evaluate the results of these programs and make decisions on how to proceed. For each program, we will consider options including, but not limited, to terminating the program, funding continuing research and development with the eventual aim of commercializing products, or licensing the program to third parties. As a result of the uncertainties surrounding these early stage programs, we cannot reasonably estimate the nature and timing of the costs to complete, or the amount or timing of the net cash inflows of the CB001, neural and neuro-muscular programs. Until we obtain further relevant clinical data, we will not be able to estimate our future expenses related to these programs or when, if ever, and to what extent we will ever receive cash inflows from them. We will need to devote significant additional research and development, financial resources and personnel over a number of years to attempt to develop commercially viable products and obtain regulatory approvals.


Sales and marketing expenses increased to $9.3 million for the year ended December 31, 2001 compared to $2.2 million in the year ended December 31, 2000, excluding the stock-based compensation expense. Selling and marketing expenses in 2000 included nine months of activity related to the Viacord business from the date of acquisition in April 2000. The increase principally reflects the continued expansion of our clinical specialist sales organization to 20 cities throughout the US and increased staffing in our call center located in Boston, Massachusetts. Additionally, we initiated several marketing programs including a national advertising campaign and direct-to-consumer mail programs. Sales and marketing expense including stock-based compensation expense increased to $9.6 million in the year ended December 31, 2001 from $2.2 million in the year ended December 31, 2000. Stock-based compensation included in sales and marketing expense totalled $222,000 in 2001 and $30,000 in 2000.


General and administrative expenses were $9.3 million in the year ended December 31, 2001 as compared to $3.9 million in the year ended December 31, 2000. Stock-based compensation included in general and administration expenses totaled $2.2 million in 2001 and $68,000 in 2000. Approximately $801,000 of the 2001 stock-based compensation expense was related to the accelerated vesting of stock options pursuant to an early separation agreement with one of our former officers. Excluding stock-based compensation, general and administrative expenses were $7.1 million for the year ended December 31, 2001 compared to $3.9 million for the year ended December 31, 2000. This increase of 83%, or $3.2 million, was due primarily to increased recruiting costs of $1.3 million, consulting fees of $600,000, goodwill amortization of $300,000 and other administrative expenses of $1.0 million.


Net interest income for the year ended December 31, 2001 increased by 115% to $2.1 million compared to $992,000 for the year ended December 31, 2000. This increase reflects an increase in the average cash, cash equivalents and investment balances as a result of the proceeds received from the issuance of redeemable convertible preferred stock in November 2000 and October 2001.

We have $26.5 million available in net operating loss carryforwards and $920,000 in research and development credit carryforwards and do not anticipate incurring an income tax liability in the near term. These carryforwards have resulted in a deferred tax asset against which we have provided a full valuation allowance because, based on the weight of available evidence, we believe it is more likely than not that the deferred tax assets will not be realized in the near future.

--------------------------------------------------------------------------------
 26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, 2000 AND 1999
Total revenues were $2.4 million for the year ended December 31, 2000 as a result of our acquisition of Viacord in April 2000 and, accordingly, no revenues were generated in the year ended December 31, 1999.

Cost of revenues were $991,000 as a result of our acquisition of Viacord in April 2000 and accordingly, we did not incur processing, transportation and storage costs in the year ended December 31, 1999.


Research and development expenses were $4.0 million for the year ended December 31, 2000 compared to $1.2 million in the year ended December 31, 1999. Stock-based compensation included in research and development expense totaled $98,000 in 2000. We did not have stock-based compensation expense in 1999. Excluding stock-based compensation, research and development expenses for the year ended December 31, 2000 were $3.9 million. The 223%, or $2.7 million, increase in research and development expense, excluding stock compensation, during the year ended December 31, 2000 compared to the prior year was attributable primarily to increased expenses related to continued development of our Selective Amplification technology and preclinical development required to initiate clinical trials for CB001. We incurred costs of approximately $3.9 million and $1.2 million related to this program during the years ended December 31, 2000 and 1999, respectively, excluding stock-based compensation expense. The increase of $2.7 million is primarily the result of increased spending on personnel and facility related costs.


Sales and marketing expenses were $2.2 million for the year ended December 31, 2000, excluding the stock-based compensation expense. All sales and marketing expense was incurred subsequent to the acquisition of Viacord in April 2000. In the second half of 2000, we recruited our clinical specialist sales team to service 20 cities throughout the US. Sales and marketing expenses, including stock-based compensation expense of $30,000, was $2.2 million in the year ended December 31, 2000.


General and administrative expenses were $3.9 million in the year ended December 31, 2000 as compared to $1.0 million in the year ended December 31, 1999. Stock-based compensation included in general and administrative expenses totaled $68,000 in 2000 and $0 in 1999. Excluding stock-based compensation expense, general and administrative expenses were $3.9 million for the year ended December 31, 2000 compared to $1.0 million in 1999. The increase of $2.9 million was due primarily to increased recruiting costs of $1.0 million, executive compensation of $700,000, goodwill amortization of $700,000 and other administrative expenses of $500,000.


Net interest income for the year ended December 31, 2000 increased to $992,000 compared to $90,000 for the same period in 1999. This increase reflects an increase in the average cash, cash equivalents and investment balance as a result of the proceeds from the issuances of redeemable convertible preferred stock in April and November 2000.

We did not recognize any stock-based compensation charge for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES


Since inception, we have financed our operations primarily through private sales of preferred stock resulting in gross proceeds of $83.7 million through December 31, 2001. As of December 31, 2001, we had approximately $53.8 million in cash, cash equivalents and investments, which is sufficient to meet our anticipated liquidity needs through at least the next twelve months. Additionally, we anticipate the cord blood banking business will generate positive operating margins in 2002. We define operating margins for the cord blood banking business as revenues, less cost of revenues and sales and marketing expense. For the year ended December 31, 2001 and for the eight months from our acquisition of Viacord in April 2000, operating margins for the cord blood banking business were


--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


negative, totaling $5.3 million and $805,000 respectively, inclusive of non-cash stock-based compensation charges of $222,000 and $30,000 respectively. The increasingly negative operating margin was partly attributable to the full year of cord blood banking business in 2001 compared to eight months during 2000. Additionally, we increased spending in sales and marketing by $7.4 million in 2001.


Net cash used in operating activities was $14.2 million for the year ended December 31, 2001 compared to $5.5 million for the year ended December 31, 2000. This increase was due to the increased costs associated with the clinical development of CB001, the expansion of our sales and marketing efforts and the preclinical efforts in the neural and neuro-muscular programs.

Net cash used in investing activities was $39.2 million in the year ended December 31, 2001. During 2001, we invested $39.6 million of the proceeds from the November 2000 issuance of redeemable convertible preferred stock in long-term US government and corporate securities. In addition, during the year ended December 31, 2001, we invested approximately $2.4 million in property and equipment, including a $1.2 million investment in a customer relations data management application and approximately $300,000 for laboratory equipment. In the first quarter of 2000, the research and development facility in Worcester was expanded to 9,000 square feet. During this expansion, a cGMP compliant clean room facility was constructed providing sufficient manufacturing capacity for our initial clinical trials. During the year ended December 31, 2000, we liquidated $3.2 million of long-term investments to fund operations and purchased $1.6 million of property and equipment.


We are currently constructing a cord blood processing laboratory and storage facility in Hebron, Kentucky. We expect this facility to be completed and fully operational in the second half of 2002 at an estimated total cost of approximately $2.0 million, of which approximately $162,000 has been spent through December 31, 2001. These costs consist of laboratory and blood processing equipment, cryogenic freezers and facility improvements. We anticipate entering into a ten-year lease agreement for this facility with total payments of approximately $750,000.



We are committed to pay a total of approximately $750,000 over 15 months under the terms of a marketing agreement that we executed in January 2002. Additionally, as a result of executing a license agreement with Massachusetts General Hospital in March 2002, we have committed to spend approximately $2.0 million during 2002 and 2003 to accomplish certain defined research objectives which support preclinical development of a pancreatic islet stem cell product.



We are also a party to various agreements including license agreements, research collaboration agreements and consulting and employment agreements and expect to enter into additional agreements in the future. We may require additional funds for conducting clinical trials and for preclinical research and development activities relating to our product candidates, as well as for the expansion of our cord blood banking facility, construction of a cellular therapy manufacturing facility, acquisitions of technologies or businesses, the establishment of partnerships and collaborations complementary to our business and the expansion of our sales and marketing activities.


Net cash provided by financing activities includes the proceeds from the issuance of redeemable convertible preferred stock of $14.9 million and $59.2 million net of issuance costs in the years ended December 31, 2001 and 2000, respectively. Of the $14.9 million received from the issuance of redeemable convertible preferred stock in October 2001, we are committed to investing no more than $4.0 million over a five-year period in research and development programs to be conducted in, and a research facility to be located in, Singapore. In addition, certain property and equipment additions were financed with the proceeds of a credit facility through Silicon Valley Bank during 2001 and 2000. In connection with this credit facility, we entered into a negative pledge agreement with Silicon Valley Bank that, among other things, precludes us from selling, transferring, assigning, mortgaging, leasing, granting a security interest in or encumbering any of our intellectual property. The negative pledge

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
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agreement, however, does not preclude us from granting a license or sublicense in the ordinary course of our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We own financial instruments that are sensitive to market risks as part of our investment portfolio. We use this investment portfolio to preserve our capital until it is required to fund operations, including our research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio.

INTEREST RATE RISK

We invest our cash in a variety of financial instruments, principally securities issued by the US government and its agencies, investment grade corporate and money market instruments. These investments are denominated in US dollars. These bonds are subject to interest rate risk, and could decline in value if interest rates fluctuate. Our investment portfolio includes only marketable securities with active secondary or resale markets to help ensure portfolio liquidity and we have implemented guidelines limiting the duration of investments. Due to the conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board, or FASB, approved Statements of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations" and No. 142, "Goodwill and other intangible assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS 141 is generally effective for business combinations after June 2001. We will adopt SFAS 141 and 142 during the first quarter of fiscal year 2002. The adoption of these statements is expected to reduce amortization expense from the Viacord acquisition (See Note 3) by approximately $400,000 annually. The effects of any future impairment on our financial position and results of operations are unknown.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. We believe that the adoption of SFAS 143 will not have a significant impact on our financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This Statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. We believe that the adoption of SFAS No. 144 will not have a significant impact on our financial statements.

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BUSINESS

OVERVIEW


We are a fully integrated clinical-stage biotechnology company with proprietary technology that selectively expands stem cells. We believe this technology will enable the widespread application of human cells as medicines. This technology, which we have developed by combining our expertise in engineering and cell biology, is designed to isolate, purify and significantly expand stem cells. We believe this technology overcomes the limitations of traditional stem cell therapy, enabling us to produce cells of consistent quality and composition in therapeutically useful quantities. Our business model combines a pipeline of stem cell products with a growing commercial business for the collection and preservation of umbilical cord blood, an abundant source of stem cells.


Our cellular medicine pipeline includes programs in the areas of cancer, neurological diseases, diabetes and muscular dystrophy. We are currently conducting a Phase I clinical trial with our lead product candidate, CB001, an umbilical cord blood stem cell product produced through our cell expansion technology known as Selective Amplification. CB001 consists of a highly concentrated and purified population of expanded stem cells needed for continual regeneration of the blood and immune systems. We have designed CB001 to replace bone marrow and other crude cell mixtures currently used in stem cell transplants. Because of its high concentration and purity relative to the transplant mixtures obtained from other sources, we believe that CB001 will provide a more effective treatment with fewer side effects and faster recovery.


Our Viacord subsidiary collects, tests, processes and preserves umbilical cord blood. Cord blood banking allows families to preserve cord blood at the birth of a child for potential use in a stem cell transplant. Cord blood banking is gaining popularity among families and obstetricians and represents a rapidly growing procedure in the field of obstetrics and gynecology today. Viacord is recognized as one of the major private cord blood banks in this emerging industry. To further drive growth in this business, we are expanding our field-based sales organization and consumer-directed marketing activities and may pursue strategic acquisitions of complementary businesses in the US, Europe and Asia.


To date, we have entered into collaborations and strategic relationships with the General Division of Genzyme Corporation, Massachusetts General Hospital and the Massachusetts Institute of Technology. We have also established a broad intellectual property position relating to our Selective Amplification technology, as well as our therapeutic product candidates.

INDUSTRY BACKGROUND

STEM CELLS
The human body is comprised of many types of cells with individual characteristics and specific functions. Cells with a defined or specialized function are referred to as differentiated. Examples of differentiated cells include nerve cells, red blood cells and skin cells. Differentiated cells are replaced and renewed over time from a population of rare, undifferentiated cells known as stem cells. As stem cells grow and proliferate, they are capable of producing both additional stem cells as well as cells that have differentiated to perform a specific function. Stem cell differentiation is prompted by specific cell-to-cell interactions or other molecular signals. These signals trigger a change in the cell's genetic profile, causing specific genes to become active and others to become inactive. As a result, the cell develops specialized structures, features and functions representative of its differentiated cell type.

There are many types of stem cells in the human body. These stem cells are found in different concentrations and in different locations in the body during a person's lifetime. Current thinking

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suggests that each organ and tissue in the body is founded, maintained and possibly rejuvenated to different degrees, on a more or less continual basis, by specific stem cell populations naturally present in the body. Types of stem cells include:

+ Hematopoietic stem cells. Hematopoietic, or blood, stem cells reside in the bone marrow. They can also be found in an infant's umbilical cord as well as circulating in very small numbers in the blood. Hematopoietic stem cells generate all other blood and immune system cells in the body.

+ Neural stem cells. Neural stem cells can be found in the brain and spinal cord and are capable of differentiating into nerve and brain tissue.

+ Mesenchymal stem cells. Mesenchymal stem cells can be found in bone marrow and differentiate into bone, cartilage, fat, muscle, tendon and other connective tissues.

+ Pancreatic islet stem cells. Pancreatic islet stem cells can be found in the pancreas and differentiate into specialized cells of the pancreas including cells that secrete insulin.

The ability of a stem cell to differentiate into multiple types of cells of a certain tissue is referred to as pluripotency. For example, a hematopoietic stem cell has the ability to differentiate into many types of blood and immune system cells. However, stem cells of one tissue type may also generate specialized cells of another tissue type, a characteristic referred to as plasticity. For example, under specific conditions, hematopoietic stem cells have been shown to generate specialized cells of other systems, including neural, endocrine, skeletal, respiratory and cardiac systems. These characteristics make stem cells highly flexible and very useful for a number of applications, including the potential use as therapeutics.

CELL THERAPY
Cell therapy is the use of live cells as therapeutic agents to treat disease. This therapy involves the introduction of cells to replace or initiate the production of other cells that are missing or damaged due to disease. Currently, the most common forms of cell therapy include blood and platelet transfusions and bone marrow transplants.

Bone marrow transplantation is a medical procedure in which hematopoietic stem cells are introduced into the body in order to regenerate healthy, functioning bone marrow. In this procedure, stem cells are obtained from a donor through a surgical procedure to remove approximately one liter of bone marrow. The donated bone marrow, including any "captured" stem cells, is then transfused into the patient. Stem cells for transplantation may also be obtained from peripheral blood or umbilical cord blood donations. Sometimes the stem cells used in the procedure are obtained from the patient's own bone marrow or blood. Bone marrow transplants can be used to:

+ replace diseased bone marrow with healthy, functioning bone marrow for patients with blood diseases such as leukemia and aplastic anemia;

+ replace bone marrow damaged by high-dose chemotherapy or radiation therapy used to treat patients with a variety of cancers such as lymphoma, neuroblastoma and breast cancer; and

+ provide a genetically healthy and functioning bone marrow to treat patients with genetic diseases such as Hurler's syndrome and sickle cell anemia.

In the course of a bone marrow transplant procedure, the patient is treated with high doses of chemotherapy and radiation to eliminate any diseased or damaged tissue from the patient's body. Following chemotherapy and radiation, hematopoietic stem cells to be transplanted are injected into the patient's bloodstream, where they find their way to the bone cavity. Once established in the bone, they begin to grow, or engraft, and produce cells of the blood and immune systems.

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Bone marrow transplantation has been successfully employed in the treatment of a variety of cancers and other serious diseases since the 1960s. In 2000, clinicians performed approximately 27,000 stem cell transplants in the US, correlating to a market size of approximately $600 million for the cellular materials used. While the scope of stem cell therapy's potential application in these procedures is broad, in practice its use is limited by significant bottlenecks in obtaining and transplanting cells. With the advancement of techniques for stem cell production, we estimate that the market for this therapy to treat existing indications could exceed $4 billion.

The flexibility and plasticity of stem cells has led many researchers to believe that stem cells have tremendous promise in the treatment of diseases other than those currently addressed by stem cell procedures. Researchers have reported progress in the development of new therapies utilizing stem cells for the treatment of cancer, neurological, immunological, genetic, cardiac, pancreatic, liver and degenerative diseases. We estimate that the potential market for all stem cell therapies could be as high as $30-50 billion.

UMBILICAL CORD BLOOD BANKING
The success of current and emerging cell therapies is dependent on the presence of a rich and abundant source of stem cells. Umbilical cord blood has been emerging as an ideal source for these cells. As information about the potential therapeutic value of stem cells has entered the mainstream, and following the first successful cord blood transplant performed in 1988, cord blood collection has grown rapidly.


In the past decade, several public and private cord blood banks have been established to provide for the collection and preservation of these cells. Public cord blood banks collect and store umbilical cord blood donated by women at the birth of the child. This blood is preserved and made available for a fee (usually $10,000 to $20,000) to anyone who needs it in the future. Viacord does not currently collect or store donated cord blood units. Private, or family, cord blood banks such as Viacord collect and store umbilical cord blood on a fee-for-service basis for families. This blood is preserved and made available to the family in the event the family needs stem cells for a transplant. While stem cells have been successfully recovered from cord blood after at least 15 years of storage in liquid nitrogen, these cells should theoretically be able to retain their usefulness at least as long as the normal life span of an individual.



We estimate that the demand for family cord blood banking is currently about 1.5% of the 3.9 million births in the US each year. Over the past two years, the number of cord blood units banked has grown significantly. We believe our potential market could grow to 25% of the US births, representing a domestic opportunity of approximately $1.5 billion, due to:


+ increased awareness about the availability and benefits of preserving cord blood;

+  growing endorsement by the medical community;

+  new applications for cell therapy; and

+ potential for expanding the number of stem cells in a single unit of cord blood, making it possible to treat larger, adult patients or multiple patients within a family.

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CURRENT LIMITATIONS OF STEM CELL THERAPY

Despite the potential of stem cells to treat and cure disease, only a minority of patients who could benefit from stem cell therapy are currently able to receive this form of treatment. The widespread application of stem cell therapy is limited by the following factors:

INSUFFICIENT NUMBER OF STEM CELLS
Access to a sufficient number of stem cells is a major challenge in cell therapy because the number of stem cells collected from any particular source is typically low compared to the quantity required for therapeutic benefit. The likelihood and speed of successful stem cell engraftment are directly related to the number of stem cells transplanted. Consequently, the ideal approach to a successful stem cell transplant is to use a large number of stem cells. Researchers have been working for decades on methods for expanding populations of donated stem cells, but their efforts have been largely unsuccessful.

Existing approaches used by scientists to increase the number of stem cells available for therapy include methods of growing stem cells in large batches. This approach has major shortcomings. Batch production results in:


+ Loss of stem cells. Differentiated cells are highly prolific and quickly outpace the production of stem cells. This proliferation is particularly problematic when growing stem cells in culture. In addition, differentiated cells produce by-products and cell-to-cell signals that further hinder the growth and maintenance of stem cells. Few stem cells, if any, survive this process.


+ Mixed cell populations. Mixed populations that arise with current cell culture techniques are difficult to characterize and lack the level of definition associated with traditional pharmaceuticals. The possibility of clinical side effects associated with mixed cell populations may be higher than those associated with a pure stem cell population.

+ High cost. Rapidly dividing, differentiated cell types consume large amounts of supplies and production capacity, making cultures large and costly to operate.

VARIABILITY IN QUALITY AND COMPOSITION OF STEM CELL PRODUCTS
Stem cell products in current clinical use are crude mixtures of differentiated and undifferentiated cells obtained from bone marrow, peripheral blood or umbilical cord blood. Cord blood samples, for example, vary in stem cell count as well as composition. As another example, because stem cells are collected from individuals of different ages in various states of health, the stem cell quality and consistency is affected. Additional variability arises from inconsistencies in handling and processing in different transplant centers. Product variability contributes to unpredictability in clinical responses.

LACK OF COMPATIBLE STEM CELLS
Stem cell therapy is dependent on the recipient's body accepting the newly transplanted stem cells, thus facilitating the production of the targeted cells. This acceptance is contingent on the transplanted cells "looking" similar, at a molecular level, to the patient's own cells. Cellular similarity is measured by the presence of certain cell surface molecules known as human leukocyte antigens, or HLA. Host cells recognize the HLA pattern of the transplanted stem cells and will either accept the cells if the HLA match is good, or reject the cells if the HLA profile is not close enough. In hematopoietic stem cell transplantation, HLA mismatching can also give rise to a very serious condition called graft-versus-host disease or GVHD. GVHD is an attack by the transplanted immune cells on tissues of the host resulting in severe disease, significant disability and often death.

Because of the large number of different HLA genes, finding HLA-matched cells presents a major challenge. It has been estimated that there are billions of unique combinations of HLA genes. Persons

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with common ancestry tend to have similar HLA profiles. For example, siblings have a one in four chance of having an exact HLA match, while non-related individuals have a very low likelihood of having an exact match, estimated at 1 in 100,000. As a result, time consuming and expensive searches of a donor registry are often required to locate compatible donors for hematopoietic stem cell transplants. Due to these difficulties, only 20% to 40% of patients seeking transplants of hematopoietic stem cell from non-related individuals actually receive stem cells.


DIFFICULTIES COLLECTING STEM CELLS
In general, harvesting sufficient quantities of stem cells from a donor or a patient is extremely difficult. Some progress has been made with hematopoietic stem cells, and these methods are described below.

+ Bone Marrow. Stem cells can be collected from bone marrow through a painful, costly and invasive surgical procedure, in which one liter of bone marrow is removed from the cavity of the hipbone. Although there are registries of donors willing to undergo these procedures, there are not enough donors registered and, when called upon, a large number of donors fail to follow through with the procedure.

+ Mobilized Peripheral Blood. Stem cells can be collected from blood of the circulatory system through a procedure in which growth factors are injected into the donor to stimulate the movement of stem cells from the bone marrow into the blood stream, where they can be separated from the whole blood. This procedure is time-consuming and uncomfortable for the donor. Additionally, the quantity of stem cells that can be collected in this way is limited, often resulting in the need for repetitive procedures. These factors significantly limit its application.

+ Umbilical Cord Blood. Stem cells can be collected from the blood of the detached umbilical cord and placenta of newborn infants. The application of cord blood stem cells is limited by the relatively low number of cells that can be collected from a typical unit of cord blood. The number of stem cells needed to be effective in treatment are proportional to a patient's weight. Consequently, only a small portion of cord blood samples within the public banks are suitable to treat an adult.

+ Human Embryonic Cells. Stem cells derived from human embryonic tissue are being researched as a potential source of cells. Their utility is presently technically limited and is hampered by ethical and regulatory issues that restrict their use.

THE VIACELL SOLUTION


We have developed proprietary technologies that we believe will overcome the barriers to the widespread use of cellular medicines. Using our novel cell expansion technology, Selective Amplification, we significantly expand populations of stem cells thereby producing highly purified, highly defined cellular medicines in clinically useful quantities. We believe that this breakthrough has the potential to enable important new treatments for a broad range of cancers and other serious diseases. We are using our expansion technology to advance therapeutics in hematopoietic stem cell therapy as well as in neural, endocrine and neuro-muscular programs. In addition, through our cord blood banking business, we offer families who bank their umbilical cord blood with us a means to preserve this rich source of stem cells and thus increase the probability of finding an HLA match. We believe our therapeutic programs and cord banking business provide each other with important synergies.



Our Selective Amplification technology involves the expansion of stem cell populations using growth stimulating factors together with cycles of purification to remove the removal of differentiated cells using antibodies that target proteins on their surface. By repeating growth and purification cycles, we


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are able to greatly expand highly defined populations of stem cells in what we expect to be a commercially feasible system.


We believe our Selective Amplification technology is broadly applicable to all types of stem cells. We are focusing our initial clinical efforts on developing CB001, a hematopoietic stem cell therapeutic comprised of expanded cord blood stem cells. We designed CB001 to replace bone marrow and other crude cell mixtures currently used in hematopoietic stem cell transplants. We believe that expanding hematopoietic stem cells through Selective Amplification can overcome the current limitations of hematopoietic stem cell therapy by:


+ Increasing the Number of Stem Cells. We believe that products produced through Selective Amplification result in a greatly expanded, relatively pure population of undifferentiated stem cells. With our technology, we have increased hematopoietic stem cell populations by up to 150-fold, with an average of over 40-fold expansion within a 14-day period. We believe that by transfusing patients with an expanded population of stem cells, we can substantially reduce the time it takes for transplanted stem cells to engraft, resulting in significant decreases in both morbidity and mortality.


+ Producing Stem Cell Products of a Consistent Quality. We believe that Selective Amplification can be incorporated into a robust and simple manufacturing process that provides a consistent, highly defined stem cell product. The expected increased product purity and consistency should result in a more predictable clinical response, better patient care and the potential for manufacture and distribution as a standardized pharmaceutical product.


+ Increasing the Likelihood of Locating Compatible Stem Cells. Publicly banked umbilical cord blood units are currently underutilized due in part to their relatively small volume of blood and the corresponding limitation on patients for whom they can be used effectively. Through Selective Amplification, we can expand the number of stem cells contained in each cord blood unit, potentially making them sufficient in quantity to treat any patient, regardless of size. We believe this will greatly increase the likelihood that a patient will be able to locate a therapeutically useful cord blood unit with a suitable HLA match. In addition, our cord blood banking business ensures that every family who banks with us has access to cells with the highest potential for an HLA match.

+ Obtaining Stem Cells From an Abundant Source. Umbilical cord blood provides us with a rich supply of easily obtainable cells while eliminating many of the limitations inherent in collecting stem cells from other sources. Obtaining stem cells from cord blood units does not require the extensive procedures needed to obtain stem cells from bone marrow or peripheral blood donations, nor does it entail the ethical and regulatory controversy of using embryonic stem cells.

OUR BUSINESS STRATEGY

Researchers generally acknowledge that stem cell technology has far-reaching potential to treat many serious diseases. This potential has been largely unrealized due to the practical issues associated with obtaining sufficient quantities of stem cells, in a relatively pure composition, to use on a widespread therapeutic basis. We believe that our Selective Amplification technology has the potential to break the bottlenecks that have historically limited the broad-based application of cellular medicine, enabling a new paradigm in medicine.

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We intend to capitalize on this breakthrough by implementing a business strategy having the following principal elements:

DEMONSTRATE THE CLINICAL BENEFIT OF OUR TECHNOLOGY WITHIN A WELL-CHARACTERIZED LEAD INDICATION
We are seeking to establish the clinical and therapeutic validity of our Selective Amplification technology by developing initially a product with a well-established clinical application. Hematopoietic cell transplantation is currently the most widely used form of stem cell therapy. This procedure has been successfully employed for over 30 years and is well known and accepted by both physicians and patients. We believe that seeking approval for a product which addresses an established market represents the most rapid and low risk route to commercialization of our technology. Focusing on the hematopoietic market also allows us to demonstrate the potential of our technology platform to significantly improve patient health while addressing a large, unmet need in the marketplace.

LEVERAGE OUR TECHNOLOGY TO COMMERCIALIZE PRODUCTS TO EFFECTIVELY TREAT AND POTENTIALLY CURE PATIENTS WITH UNMET CLINICAL NEEDS
We intend to follow the advancement of our lead hematopoietic stem cell product with the development of products for indications historically not treated with stem cell therapy. While research has demonstrated the potential for applying stem cell technology to a number of indications, such as diabetes and neurological disorders, advancement in these areas has been slow. We believe our Selective Amplification technology can overcome the limitations which have to date prevented the successful application of cellular medicines in these areas. We have active programs for the development of cell therapies for stroke, ALS, muscular dystrophy and diabetes.

LEVERAGE GROWTH IN OUR CORD BLOOD BANKING BUSINESS TO ESTABLISH FINANCIAL STABILITY
We intend to leverage the cash flow and assets generated from our cord blood banking business to establish financial stability. We have rapidly grown this business, with an annualized increase of 128% over 2000 and an average annual growth rate of 72% over the past two years. We intend to continue to invest significantly in our cord blood banking business in order to expand our obstetrician and consumer-directed marketing programs and increase our field-based sales organization. We believe that long-term growth of this business will provide us with overall financial stability.

CONTINUE TO BUILD STRATEGIC BUSINESS DEVELOPMENT RELATIONSHIPS
We believe that our Selective Amplification technology has extremely broad potential applications. While we are focused on the development of our own proprietary therapeutic product portfolio, we will seek to partner with third parties to develop applications of our technology which fall outside our core areas of interest. Where strategically advantageous, we will look to structure high value joint venture relationships with industry leaders. We will pursue relationships with companies that possess the resources and expertise to develop products for indications outside the scope of our internal development programs.

SEEK TO LICENSE OR ACQUIRE COMPLEMENTARY PRODUCTS AND TECHNOLOGIES
We intend to supplement our product development efforts through the acquisition of products and technologies that complement our business strategy. An example of this is our recent collaboration with Genzyme, pursuant to which we are evaluating a potential new stem cell stimulant to enhance our Selective Amplification technology. In addition, through our acquisition of Cerebrotec, we expanded our neural stem cell programs. In the future, we may pursue additional strategic acquisitions of technologies or product candidates to further strengthen or expand our current programs.

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TECHNOLOGY


We have developed a proprietary technology called Selective Amplification that we use to isolate stem cells from mixtures of cells and selectively expand them in a controlled manner. Selective Amplification combines principles of engineering and biology. Our process uses growth factors to promote the growth of stem cells and a mixture of antibodies to purify them by removing unwanted differentiated cells that are produced naturally as a by-product of stem cell growth. Selective Amplification uses growth and purification techniques concurrently and iteratively to control and optimize growth of the stem cell population.


The Selective Amplification process is described below:


+ Purification. We initially purify a population of cells containing targeted stem cells using a specially formulated mixture of antibodies. These antibodies bind to the surface of unwanted, differentiated cells but not to targeted stem cells. We then mix magnetic particles, which link to the antibodies on the surface of the differentiated cells, with the cell preparation. We then expose the cell preparation to a specially designed magnet, which removes the magnetic particles along with the antibodies and differentiated cells to which they are connected. This method of purification is referred to as negative immuno-magnetic selection because the target stem cells remain in the culture, unaffected by the antibodies or magnetic particles, while the unwanted differentiated cells are removed.


+ Growth. Following the initial purification of the target stem cell population, we place the cells into a liquid culture containing appropriate growth media. We then allow the culture to grow. During this time, the stem cells divide, producing both additional undifferentiated stem cells as well as differentiated cells.


+ Re-purification. After a specified growth period we repurify target cells using negative immuno-magnetic selection. Repurification both removes the differentiated cells and eliminates their deleterious impact on the target stem cell population.


+ Repeated Cycles of Growth and Purification. We repeat the growth and purification cycles at specified time points to optimize and control the expansion of the stem cell population and largely eliminate differentiated cells. This technique minimizes culture size and consumption of antibodies, growth factors and media, making it more cost effective than conventional cell culture techniques.


+ Harvest, Characterize and Package. After a final step of growth and selection, the purified target cells will be harvested, characterized and packaged for use.


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Below is a representation of the Selective Amplification process:

[ARTWORK]

CORD BLOOD BANKING

Through our Viacord subsidiary, we collect, test, process and preserve umbilical cord blood. Our customers are expectant parents who choose to collect and store umbilical cord blood at the birth of their child for potential use in a stem cell transplant for a family member. We have established a leading position in this emerging field.


Private cord banking has been growing in acceptance by the medical community and has become increasingly popular with families. To date, we have performed collections at over 850 of the 1,000 top birthing centers in the US and we currently store approximately 13,000 cord blood units for customers worldwide. For an initial fee of $1,500 and $95 for storage each year thereafter, we provide the following services to each customer:


+ Collection. We provide a kit that contains all of the materials necessary for collecting the newborn's umbilical cord blood at birth and packaging the unit for transportation. The kit also provides for collecting a maternal blood sample for later testing.

+ Full-Time Physician and Customer Support. We provide 24-hour consulting services to customers as well as to physicians and labor and delivery personnel, providing any instruction necessary on the collection of the cord blood.


+ Transportation. We manage all logistics for transporting the cord blood unit to our centralized facility immediately following birth. This procedure ensures chain-of-custody control during transportation for maximum security.


+ Comprehensive Testing. At the laboratory, the cord blood unit sample is tested for stem cell concentration levels and blood type. The cord blood unit and the maternal blood sample are also tested for infectious diseases. We report these results to both the mother and her doctor.

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+  Cord Blood Preservation.  After processing and testing, we freeze the cord blood unit in a controlled manner and store it in liquid nitrogen for potential future use. Data indicates that cord blood retains viability and function for at least 15 years when stored in this manner and theoretically could be maintained at least as long as the normal life span of an individual.

We believe that Viacord complements our ability to deliver cellular medicines by providing:

+ experience in stem cell transplantation, with eight of our customers' umbilical cord blood units successfully transplanted and engrafted;

+  strong relationships in the cell therapy community;

+  expertise in cord blood collection, testing and preservation; and

+  overall financial stability.

Moreover, we believe that the advancement of hematopoietic stem cell therapy, and the introduction of new stem cell therapies, will further drive demand for cord blood banking.

All of our processing and storage of cord blood units occurs through contract arrangements with third parties. We are in the process of constructing our own state-of-the-art cord blood processing and storage facility that will provide us with sufficient capacity to meet anticipated demand.

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OUR PRODUCTS UNDER DEVELOPMENT

We are focusing our clinical efforts initially on CB001, a hematopoietic stem cell product produced through Selective Amplification. We designed CB001 to replace bone marrow and other crude cell mixtures currently used in hematopoietic stem cell transplants. We are also engaged in programs for neural, endocrine and neuro-muscular applications. Each of our programs targets therapeutic indications with significant market potential and unmet medical needs. The following table summarizes our pipeline of programs:

---------------------------------------------------------------------------------------------
PROGRAM (PRODUCT)            INDICATION           TARGET LABELING              STATUS
---------------------------------------------------------------------------------------------
Hematopoietic (CB001)  Hematopoietic stem      Accelerate              Phase I clinical trial
                       cell transplant for a   hematopoietic
                       variety of cancers and  engraftment and
                       other serious diseases  decrease graft-versus-
                                               host disease

Neural                 Ischemic stroke         Accelerate recovery of  Preclinical
                                               motor and cognitive
                                               function and improve
                                               quality of life

                       Amyotrophic lateral     Prolong patient         Preclinical
                       sclerosis (Lou          survival and improve
                       Gehrig's disease)       quality of life

Endocrine              Type I diabetes         Improve blood sugar     Preclinical
                                               control, decrease
                                               insulin usage and
                                               decrease diabetic
                                               complications

Neuro-muscular         Muscular dystrophy      Increase motor          Preclinical
                                               function and strength
                                               and improve quality of
                                               life
---------------------------------------------------------------------------------------------

HEMATOPOIETIC PROGRAM (CB001)
Background/Target Market. Hematopoietic stem cell therapy is an accepted medical procedure that provides for regeneration of blood and immune systems in patients for the treatment of cancer and other serious diseases. Patients requiring this type of therapy are typically very sick. The treatment is usually undertaken when there are few if any alternatives, and consequently patients needing therapy who do not obtain it often die. In 2000, clinicians performed 27,000 hematopoietic stem cell transplants in the US using cells obtained from bone marrow, peripheral blood and, to a lesser extent, umbilical cord blood. At a minimum, an additional 15,000 transplants were needed, but not performed due to lack of an appropriate HLA match.

CB001 consists of a highly concentrated and purified population of hematopoietic stem cells. Because of its high stem cell concentration and purity relative to transplant mixtures obtained from other sources, we believe that CB001 will provide a more effective treatment with fewer side effects and faster recovery. Subject to receiving a suitable HLA-match, we believe that our product will be able to treat all patients needing hematopoietic stem cell transplants. Furthermore, because of its attributes, we believe CB001 has the potential to significantly expand the market for hematopoietic stem cell therapy to new indications.

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Program Status.  We have initiated a Phase I clinical trial to assess the safety and preliminary clinical activity of CB001. The patient population eligible for participation in this trial includes pediatric and adult patients with a variety of cancers as well as other serious diseases, including life threatening hematological conditions, immunological deficiencies and genetic diseases. Our study will initially be limited to five pediatric patients. After we have collected and analyzed certain safety data from pediatric patients, we must submit that data to the FDA for review before proceeding to study five adults. The time required to enroll and treat patients and complete patient follow-up will be approximately 12 months. The data generated from this trial may be used to support future studies of cord blood stem cells expanded through Selective Amplification.

NEURAL PROGRAMS

STROKE
Background/Target Market. More than 750,000 individuals per year have a stroke, making stroke the third leading cause of death and disability in the US. In most cases, a stroke is due to blockage of an artery leading to the brain, with resulting death of brain tissue supplied by that artery. Stroke results in significant morbidity and mortality and can cause paralysis and loss of vision, speech and memory. Some degree of spontaneous recovery commonly occurs after stroke, although recovery may require many years and is often incomplete. Spontaneous recovery is likely due to the establishment of new connections of intact remaining brain cells as well as proliferation and differentiation of neural stem cells within the brain.

Program Status. We have two approaches to facilitating recovery after stroke: administering stem cells to replace lost cells and administering stem cell stimulants to promote the growth of the patient's own stem cells and other intact cells in the brain. In our preclinical studies of rodent models of stroke, we have demonstrated that the administration of human umbilical cord blood cells and stem cell stimulants, both applied separately and used in combination, significantly enhance neurological recovery, even when treatment is begun as long as one day after stroke has occurred. We intend to continue the development of this program through preclinical and clinical studies.

AMYOTROPHIC LATERAL SCLEROSIS
Background/Target Market. ALS, also referred to as Lou Gehrig's disease, is a degenerative neurological disorder resulting in loss of neural cells in the brain and in the spinal cord, with subsequent paralysis and death. About 30,000 Americans are living with this disease, half of whom are expected to die within three years of diagnosis. Recent work by academic investigators has shown that transplantation of human umbilical cord blood cells can prolong survival in animal models of ALS. These findings suggest that cord stem cells expanded through Selective Amplification may be effective in treating this disease.

Program Status. We are currently exploring the effects of cord blood stem cells in mouse models of ALS. These studies are being done in collaboration with Robert H. Brown, M.D., D.Phil. at Harvard Medical School and Massachusetts General Hospital, a world-renowned authority on neuro-muscular diseases.

ENDOCRINE PROGRAM
Background/Target Market. Diabetes mellitus is a chronic disorder of the endocrine system resulting from inadequate production or utilization of insulin. Diabetes mellitus leads to a variety of long-term complications, including severe cardiovascular disease, neurological disease, kidney failure and blindness. Patients with Type I diabetes, most of whom develop the disease before age 25, are dependent on frequent insulin injections throughout their lifetime to keep their blood sugar under control. In the US, there are approximately 800,000 people living with this disease. For these patients, pancreatic islet cell transplants may reduce insulin dependency and, potentially, cure the disease.

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Program Status.  We are conducting preclinical research using human pancreatic islet stem cells in mouse models of Type I diabetes. We based this research on the inventions of Joel Habener, M.D. at Massachusetts General Hospital, who has identified a specific molecular marker for pancreatic stem cells. Dr. Habener serves as a consultant to us on this research program.

NEURO-MUSCULAR PROGRAM

Background/Target Market. Muscular dystrophy represents a group of inherited diseases characterized by dysfunction and loss of muscle cells, resulting in progressive muscle weakness and disability. These diseases are generally due to a missing or defective protein within muscle cells. For example, Duchenne's muscular dystrophy results from lack of the protein dystrophin within the muscle cells. Duchenne's muscular dystrophy occurs in roughly 1 in 3,500 male births worldwide and usually results in death between ages 15 to 20. Recent work by academic researchers has shown that transplanted hematopoietic stem cells restore missing dystrophin in a mouse model of Duchenne's muscular dystrophy. These findings suggest that cord blood stem cells expanded through Selective Amplification may be effective in treating Duchenne's muscular dystrophy and other forms of muscular dystrophy.


Program Status. We are currently exploring the effects of Selectively Amplified umbilical cord blood stem cells in mouse models of muscular dystrophy. We are conducting these studies in collaboration with Robert H. Brown, M.D., D.Phil. at Harvard Medical School and Massachusetts General Hospital.

OTHER POTENTIAL PROGRAMS
In addition to the applications we are pursuing, we believe that our Selective Amplification technology may be applied:

+ to treat a wide variety of other diseases, including heart disease, autoimmune and other immune system disorders, rheumatoid arthritis and other degenerative disorders; and

+ as a delivery system for gene therapy approaches to treat genetic and other diseases.


Ultimately, as stem cell-based therapy matures and public and private banks of HLA-typed cord blood units become more robust, we believe our technology can permit manufacture and distribution of a standardized pharmaceutical product for use as cellular medicine. Moreover, because of the broad applicability of Selective Amplification to different, and often rare, cell types, we believe our technology platform will have significant utility in drug discovery and therapeutic areas unrelated to cellular medicine.


COLLABORATIONS AND STRATEGIC RELATIONSHIPS

GENZYME CORPORATION

In October 2001, we entered into a research collaboration with Genzyme Corporation, acting through its General Division. The purpose of this collaboration is to assess the effect of Genzyme's proprietary reagent on the growth of hematopoietic stem cells in our Selective Amplification process. We and Genzyme have committed to providing personnel to conduct this research program. This agreement expires in October 2002 or on such later date that we deliver a final research report to Genzyme. Either we or Genzyme may terminate this agreement with sixty days advance written notice. Depending on the results of this collaboration, we may enter into negotiations for future research with Genzyme.



MASSACHUSETTS GENERAL HOSPITAL AND DR. ROBERT H. BROWN


In June 2001, we began a research collaboration with Robert H. Brown, M.D., D.Phil. at Massachusetts General Hospital. In January 2002, we executed two sponsored research agreements with Massachusetts General Hospital, one relating to ALS research and the other relating to muscular


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dystrophy research. Pursuant to these two agreements, we will fund Dr. Brown's work in these areas for the next 12 months, complementing our internal development efforts in ALS and muscular dystrophy and potentially providing us with new intellectual property. The agreements require that we pay approximately $200,000 to Massachusetts General Hospital and that we provide cord blood stem cells expanded through Selective Amplification to Dr. Brown for experiments in mouse models of ALS and muscular dystrophy. These two agreements expire in January 2003.



MASSACHUSETTS INSTITUTE OF TECHNOLOGY AND DR. RAM SASISEKHARAN


In May 2001, we executed an option agreement with the Massachusetts Institute of Technology or MIT for an exclusive license to patent applications covering a novel growth factor molecule synthesized by Ram Sasisekharan, Ph.D., a professor in the department of bioengineering and environmental health. Since executing this agreement, we have been evaluating this molecule in rat models of stroke recovery and have observed significant functional recovery. We recently expanded our research effort with Dr. Sasisekharan to include evaluating the effects of this growth factor on human cord blood stem cells expanded through Selective Amplification. We have paid $15,000 in connection with the option agreement which we have elected to exercise. We are currently negotiating terms of the exclusive license to this molecule with MIT pursuant to the terms of the option agreement.



MASSACHUSETTS GENERAL HOSPITAL AND DR. JOEL HABENER


In March 2002, we entered into a license agreement with Massachusetts General Hospital under which we received exclusive, worldwide rights to two currently pending patent applications and their foreign counterparts covering inventions of Dr. Joel Habener pertaining to the use of pancreatic islet stem cells for treatment of diabetes. As part of this agreement, we have committed to spend up to $2 million in the first 18 months of the agreement to achieve a defined set of research objectives which would support preclinical development of a pancreatic islet stem cell product for the treatment of diabetes. Under this agreement, we will reimburse Massachusetts General Hospital for approximately $41,500 in past patent costs incurred to date. In addition, we will pay minimum royalties of $30,000 per year for each of the calendar years beginning July 2004, and, if certain milestones defined in the agreement are achieved, we will make milestone payments totalling a minimum of $900,000.



MASSACHUSETTS GENERAL HOSPITAL AND CEREBROTEC


In June 2001, we obtained an exclusive license to two US patents, four US patent applications and their foreign counterparts owned by Massachusetts General Hospital covering methods and compositions for promoting neurological recovery. This agreement was executed by Cerebrotec in January 2001 and subsequently assigned to ViaCell in connection with its acquisition of Cerebrotec in June 2001. These patents and applications cover inventions made by Seth Finklestein, a neurologist at Massachusetts General Hospital and president and founder of Cerebrotec, who joined ViaCell following the acquisition. Under this agreement, we will reimburse Massachusetts General Hospital for approximately $128,000 in past patent costs. In addition, we will pay minimum royalties of $10,000 for each of the years ended December 31, 2001 through 2003, $20,000 for each of the years ended December 31, 2004 through 2007 and $40,000 for each of the years subsequent to December 31, 2007, and, if certain milestones defined in the agreement are achieved, we will make milestone payments totalling a minimum of $1 million.


SALES AND MARKETING


Cord Blood Banking. We have our own sales and marketing organization supporting our Viacord cord blood banking business. Our staff of 30 internal sales personnel speak with potential customers by phone and enroll customers who decide to purchase the Viacord service. We also have a staff of nine individuals to provide around-the-clock support to physicians and customers for the collection of the umbilical cord blood. We have an expanding sales organization with 28 clinical specialists, located


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in the top birthing centers in the US, who educate obstetricians, child birth educators, hospitals and insurers on the importance of cord blood banking, in order to increase referrals to Viacord. In addition, we have a marketing staff of six that is responsible for all of our marketing and advertising initiatives.

Cell Therapy Products. We plan to sell our cell therapy products principally through our own sales force, leveraging our Viacord sales and marketing infrastructure where possible. We may also enter into co-marketing, licensing or other arrangements with third parties in order to gain access to their marketing resources and distribution network in specific markets.

MANUFACTURING


One of the critical aspects of any cell based therapy is the approach to manufacturing. We believe that the requirements for strict quality control and the benefits of economies of scale are best achieved by owning and controlling all aspects of the manufacturing process.


We intend to manufacture our stem cell products in a single centralized manufacturing facility. Initially, a single facility would be constructed that serves the US market and that could be expanded in a modular fashion to allow us to manufacture large quantities of different products.

To produce cells for our initial clinical trials, we have constructed a pilot manufacturing facility of approximately 3,000 square feet within our Worcester facility. This facility was designed and validated to conform to FDA cGMP regulations and standards. For pivotal Phase III studies and commercialization, we intend to construct a larger scale validated and cGMP-compliant manufacturing facility.

INTELLECTUAL PROPERTY


The protection of our intellectual property is a strategic part of our business. We currently own or have an exclusive license to five US patents and 12 US patent applications. Below is a list of the US patents that we own or license and their expiration dates.



US PATENT NUMBER                             TITLE                             EXPIRATION DATE
----------------------------------------------------------------------------------------------
5,674,750.......  Continuous Selective Clonogenic Expansion of Relatively
                  Undifferentiated Cells                                           5/9/2014
5,925,567.......  Selective Expansion of Target Cell Populations                   5/9/2014
6,338,942.......  Selective Expansion of Target Cell Populations                   5/9/2014
5,733,871.......  Methods for the Treatment of Neuronal Damage Associated
                  with Ischemia, Hypoxia or Neurodegeneration                     3/30/2015
6,214,796.......  Administration of Polypeptide Growth Factors Following
                  Central Nervous System Ischemia or Trauma                       5/22/2016



We also own or have an exclusive license to two international patents and 31 international patent applications.



Three of our US patents and one of our international patents relate to the selective expansion of undifferentiated cells and target cell populations. Counterparts to our three US patents are pending in major foreign countries. Two of our licensed US patents and one of our licensed international patents relate to our neuroscience therapy program. In addition, two of our licensed patent applications relate to the use of stem cells in the treatment of diabetes.


In addition to our patents, we rely on our know-how and trade secrets to provide a competitive advantage, and we intend to continue to develop and protect this proprietary information. We take active measures to control access to know-how and trade secrets through confidentiality agreements,

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which we require all of our employees, consultants and scientific collaborators to execute upon the commencement of an employment or consulting relationship with us. These agreements generally provide that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements generally provide that all inventions conceived by the individual in the course of rendering services to us are assigned to us and become our exclusive property.


We have been sued for infringement of two patents issued to a third party relating to the preservation of umbilical cord blood cells for therapeutic use. If we are not successful in defending ourselves in this lawsuit, we may not be able to operate our business. We are also aware of two other patents relating to purified hematopoietic stem cells and their use. These patents could impact our present and future operations. Please refer to the section entitled "Risk factors -- we have been sued for infringing two patents and could be sued for infringement of other patents. If we are not able to defend ourselves successfully in these lawsuits, we may not be able to operate our business."


COMPETITION


We compete on two fronts: with other stem cell therapy companies and with other cord blood banking businesses. Our product development efforts are primarily directed toward obtaining regulatory approval to commercialize our cord blood cells for stem cell therapy. We are aware of products manufactured or under development by competitors that are used for the prevention or treatment of diseases and health conditions which we have targeted for product development. Stem cell therapy competitors include commercial and development-stage companies offering devices and services for processing and producing stem cells derived from bone marrow, cord blood or mobilized peripheral blood for transplant such as Nexell Therapeutics, Inc., Aastrom Biosciences, Inc., Stem Cells, Inc., StemCell Global Research, Inc. and Chimeric Therapies, Inc. If we are able to complete development of CB001 and obtain regulatory approval, we believe CB001 will have commercial advantages over conventional stem cell products. We believe that CB001 will be able to overcome many of the limitations of conventional stem cell products by:



+  increasing the available number of stem cells;



+  producing stem cell products of a consistent quality; and



+  increasing the likelihood of locating compatible stem cells.



At this time, we cannot evaluate how our products would compare technologically or commercially to stem cell therapies or other drugs being developed and not yet commercialized because we cannot predict the cost, efficacy and safety of those products nor when any such products would be available for sale.


In addition, many pharmaceutical and biotechnology companies are investigating new drugs and therapeutic approaches for the treatment of the same diseases for which we are targeting our stem cell therapy products. Competition for our stem cell products may be in the form of existing and new drugs, other forms of cell transplantation and gene therapy. We believe that our products, if successfully developed, will compete with these products principally on the basis of efficacy and safety, cost and intellectual property positions.

Assuming successful development and regulatory approval, our products must then compete for market acceptance and market share. Being the first to market the product is critical. This is a function of the relative speed with which we and our competitors can develop products, complete the clinical testing and approval processes and supply commercial quantities of a product to the market. These

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competitive products may also impact the timing of clinical testing and approval processes by limiting the number of clinical investigators and patients available to test our product candidates.


Our cord blood banking competitors include other private cord blood banks such as Cbr Systems, Inc., Cryo-Cell International, Inc. and Corcell, Inc. Some of our competitors charge a lower price for their services than we do. Our ability to compete with other family and public cord blood banks will depend on our ability to distinguish ourselves as a leading provider of comprehensive, quality cord blood banking services with clinical stem cell transplant experience and a research and development organization focused on the development and commercialization of cell therapies derived from cord blood.


GOVERNMENT REGULATION

REGULATIONS RELATING TO VIACELL

Virtually all of the products we develop will require regulatory approval, or licensure, by governmental agencies prior to commercialization, including the FDA. We must obtain similar approvals from comparable agencies in most foreign countries. Regulatory agencies have established mandatory procedures and safety standards that apply to preclinical testing and clinical trials, as well as to the manufacture and marketing of pharmaceutical products. State, local and other authorities may also regulate pharmaceutical manufacturing facilities. This regulatory process can take many years and requires the expenditure of substantial resources.



The FDA regulates human therapeutic products in one of three broad categories: drugs, biologics, or medical devices. Products developed using our Selective Amplification technology will be regulated as biological products. The FDA generally requires the following steps for pre-market approval or licensure of a new biological product:


+ preclinical laboratory and animal tests to assess a drug's biological activity and to identify potential safety problems;

+ submission to the FDA of an investigational new drug or IND application, which must receive FDA clearance before clinical trials may begin;

+ adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for its intended indication;

+  compliance with current cGMP regulations and standards;


+ submission to the FDA of a biological license application or BLA for marketing that includes adequate results of preclinical testing and clinical trials; and



+ FDA review of the marketing application in order to determine, among other things, whether the product is safe, effective and potent for its intended uses.



Typically, clinical testing involves a three-phase process. Phase I clinical trials involve a small number of subjects (10-30) and are designed to provide information about both product safety and the expected dose of the drug. Phase II clinical trials generally provide additional information on dosing and safety in a limited patient population (40-100). Phase III clinical trials are large-scale, well-controlled studies of 80-200 or more patients. The goal of phase III clinical trials generally is to provide statistically valid proof of efficacy, as well as safety and potency. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators.



Preparing marketing applications involves considerable data collection, verification, analysis and expense. In responding to the submission of a BLA, the FDA must first grant filing and review of the


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BLA for a specific indication. Following review of the BLA, the FDA may request additional clinical data or deny approval or licensure of the application if it determines that the application does not satisfy its approval criteria. In addition, the manufacturing facilities must be inspected and found to be in full compliance with cGMP before approval for marketing. Further clinical trials may be required to gain approval to promote the use of the product for any additional indications.



If we receive marketing approval or licensure, we must comply with FDA requirements for labeling, advertising, promotion, record keeping, reporting of adverse experiences and other reporting requirements. Discovery of previously unknown problems with a marketed product may result in either FDA compliance action or voluntary withdrawal of the product from the market, which could reduce our revenue sources and hurt our financial results. Violations of FDA or other governmental regulatory requirements during either the pre- or post-marketing stages may result in various adverse consequences to us, including:



+  cessation of clinical studies;



+ the FDA's delay in granting marketing approval or licensure or refusal to grant marketing approval of a product;



+  withdrawal of the approved or licensed product from the market; or



+ the imposition of civil or criminal penalties against the manufacturer, responsible persons within the company and/or holder of the marketing approval or licensure.



Additionally, we will most likely have to obtain approval for manufacturing and marketing of each product from regulatory authorities in foreign countries prior to the commencement of marketing of the product in those countries. The approval procedure varies among countries, may involve additional preclinical testing and clinical trials, and the time required may differ from that required for FDA approval or licensure. Although there is now a centralized European Union approval mechanism in place, each European country may nonetheless impose its own procedures and requirements, many of which could be time-consuming and expensive. Additionally, European approval standards for cellular therapy are still under development and consequently approval of cell therapy products in Europe may require additional data that we may not be able to satisfy.



In addition to regulations enforced by the FDA, we also are subject to various local, state and federal laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including chemicals, micro-organisms and various radioactive compounds used in connection with our research and development activities. These laws include the Occupational Safety and Health Act, the Toxic Test Substances Control Act and the Resource Conservation and Recovery Act. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot assure you that accidental contamination or injury to employees and third parties from these materials will not occur. We may not have adequate insurance to cover claims arising from our use and disposal of these hazardous substances.


REGULATIONS RELATING TO VIACORD
The cord blood banking service provided by Viacord is subject to FDA regulations requiring infectious disease testing. Beginning in April 2003, Viacord must register with the FDA as a cord blood banking service, list its products with the FDA, and will be subject to FDA inspection. In addition, the FDA has proposed good tissue practice regulations that would establish a comprehensive regulatory program for human cellular and tissue-based products as well as proposed rules for donor suitability. Furthermore, the FDA may develop standards for these products.

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Consistent with industry practice, the Viacord cord blood collection kits have not been cleared as a medical device. The FDA could at any time require us to obtain medical device premarket notification clearance or approval, or 510k clearance or approval for the collection kits. Securing any necessary medical device clearance or approval for the cord blood collection kits may involve the submission of a substantial volume of data and may require a lengthy substantive review. The FDA could also require that we cease using the collection kit and require us to obtain medical device pre-market notification clearance or approval prior to further use of the kits.



Regulation of our Viacord business in foreign jurisdictions is still evolving.



Of the states in which we provide cord blood banking services, only New Jersey and New York currently require that cord blood banks be licensed. We are currently licensed to operate in these two states. If other states adopt requirements for licensing of cord blood services, we would have to obtain licenses to continue providing services in those states.


FACILITIES


We maintain four facilities in Massachusetts, with research, development and clinical-trial scale manufacturing operations in Worcester, cord blood stem cell banking service telesales, customer support, marketing and administration in our two Boston locations and research in our Cambridge Research Center. In Worcester, we lease approximately 12,250 square feet of laboratory and office space for a term ending in early 2005. We do, however, have a right to extend this lease for an additional five years. We also lease approximately 5,000 square feet of office space in the same Worcester facility on an automatically renewable year-to-year basis, unless we or our landlord gives proper notice otherwise, for a term no longer than the term of the other Worcester lease. In Boston, we sublease approximately 7,000 square feet of office space for a term ending in mid-2003 and we lease approximately 2,000 square feet of office space for a term ending in late 2004. In Cambridge, we sublease approximately 3,300 square feet of laboratory space for a term ending in mid-2003. The current annual combined rent for our leased facilities is approximately $1.4 million, inclusive of maintenance expenses. In addition, we are currently constructing our own cord blood processing and storage facility in Hebron, Kentucky, and we are establishing research operations in Singapore. In the future, we may require additional facilities to expand our research and development and cord blood processing activities or to assume commercial manufacturing operations.


EMPLOYEES

As of December 31, 2001, we employed 138 individuals, of which two hold M.D.s and 14 hold Ph.D.s. Seventy-five of our employees are engaged in cord blood banking operations, 49 are engaged in research and development activities, and 14 are engaged in senior management and administrative functions. None of our employees are covered by collective bargaining agreements.

LEGAL PROCEEDINGS


Other than as described under the heading "Risk factors -- We have been sued for infringing two patents and could be sued for infringement of other patents," we are not currently a party to any material legal proceedings or claims.


MEDICAL AND SCIENTIFIC ADVISORY BOARD

Our medical and scientific board provides specific expertise in areas of research and development relevant to our business and meets with our scientific and management personnel from time to time to

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discuss our present and long-term research and development activities. Our medical and scientific advisory board members include:

Barbara Bierer, M.D. Dr. Bierer is the Chief of the Laboratory of Lymphocyte Biology at the National Heart, Lung and Blood Institute at the National Institutes of Health (NIH) in Bethesda, Maryland. She previously served as the Director of Pediatric Stem Cell Transplantation at the Dana-Farber Cancer Institute and The Children's Hospital in Boston and was a Professor of Pediatrics at Harvard Medical School. A graduate of Harvard Medical School, she specializes in immunology and stem cell transplantation.

Hal Broxmeyer, Ph.D. Dr. Broxmeyer is Chairman and the Mary Margaret Walther Professor of Microbiology and Immunology, Professor of Medicine, and Scientific Director of the Walther Oncology Center at the University of Indiana School of Medicine. He is known for his studies on the positive and negative regulation of blood cell production, which since the 1970s have resulted in over 500 publications, and for his extensive research on umbilical cord blood since the 1980s. Dr. Broxmeyer is a founder of the field of cord blood transplantation. His laboratory studies on cord blood stem and progenitor cells and the cryopreservation and storage of cord blood for transplantation helped lead to the first five cord blood transplants.

George Daley, M.D., Ph.D. Dr. Daley is one of our scientific consultants and Chairman of our medical and scientific advisory board. Dr. Daley currently serves as a staff member in Hematology/ Oncology at the Massachusetts General Hospital and the Children's Hospital in Boston and is board certified in Internal Medicine and Hematology. Dr. Daley is a Whitehead Fellow at the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology and is an Assistant Professor of Medicine at Harvard Medical School. Dr. Daley has a Bachelor's degree magna cum laude from Harvard University, a Ph.D. in biology from MIT and an M.D. summa cum laude from Harvard University. Dr. Daley also serves as a member of our board of directors.


Harvey Klein, M.D. Dr. Klein is Chief, Department of Transfusion Medicine at the National Institutes of Health (NIH) in Bethesda, MD. He is also a member of the Board of Directors for the American Red Cross Blood Services, Chesapeake and Potomac Region, the National Blood Authority of the United Kingdom, former Chairman of the American Society of Hematology's Transfusion Subcommittee and a former Council President of the National Marrow Donor Program. He is past President-elect of the American Association of Blood Banks and a member of its board of directors. Dr. Klein's numerous honors include the Latham Award of the European Society of Hemapheresis, the Cohn-de Laval Award of the World Apheresis Association, the Emily Cooley Award of the American Association of Blood Banks and the John B. Alsever Award for contributions to the blood banking sciences. The Public Health Service has awarded Dr. Klein the Commendation Medal, Unit Commendation, the Meritorious Service Medal, NIH Clinical Center Director's Award, and the Secretary's Distinguished Service Award, the highest civilian award of Health and Human Services.



Morey R. Kraus. Mr. Kraus is the co-founder of ViaCell and currently serves as our Vice President, Chief Technology Officer and also serves on our medical and scientific advisory board. Mr. Kraus served as our President and Chief Executive from our inception in September 1994 until March 2000. Prior to founding ViaCell, Mr. Kraus was a Ph.D. candidate at Worcester Polytechnic Institute in an interdisciplinary Bioprocess Engineering Program combining chemical engineering and biology. Mr. Kraus has a B.A. in religion from American University.


Andrew Pecora, M.D. Dr. Pecora is Chairman and Director of the Cancer Center at Hackensack University Medical Center, and serves as Chairman and Chief Executive Officer of Progenitor Cell Therapy, LLC. Dr. Pecora is a Diplomat of the American Board of Internal Medicine, with subspecialties of hematology and oncology. He serves on the Board of Directors of the American Society of Bone Marrow Transplant, and is Chairman of the Medical Board and a Board Member of

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the Affiliated Physicians Network. Dr. Pecora has led several national trials in the field of transplantation and has published numerous peer reviewed articles and abstracts, and has presented the results of his research at many national and international scientific meetings.

VIACORD MEDICAL DIRECTOR

Robert Dracker, M.D., M.H.A. Dr. Dracker serves as the Medical Director for Viacord and is responsible for all clinical issues, procedures and policies related to the operation of the Viacord cord blood bank. Dr. Dracker is a pediatric hematologist with expertise in blood banking and transfusion medicine. Dr. Dracker founded Infusacare, Inc. of Syracuse, New York, where he practices. Dr. Dracker is board certified by the American Association of Pediatrics and by the American Board of Pathology in Blood Banking/Transfusion Medicine. Dr. Dracker is the Chair of the Hematopoietic Cellular Therapy Advisory Board for the New York State Department of Health and a member of the New York Governor's Council on Blood and Blood Transfusion. Dr. Dracker was instrumental in drafting the New York State regulations for cord blood banking.

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Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is certain information with respect to each of our executive officers and directors.


                   NAME                      AGE                     POSITIONS
-------------------------------------------------------------------------------------------------
Marc D. Beer...............................  37    Chairman of the Board, Chief Executive Officer
                                                   and Director
Christoph M. Adams, Ph.D. .................  45    Senior Vice President, Business Development
Kurt C. Gunter, M.D. ......................  47    Senior Vice President, Clinical and Regulatory
                                                   Affairs and Government Relations
Robert Silverman...........................  42    Senior Vice President, Commercial Operations
Seth P. Finklestein, M.D. .................  53    Vice President and Head of Neuroscience
Morey R. Kraus.............................  44    Vice President and Chief Technical Officer
Mary T. Thistle............................  42    Vice President, Financial and Corporate
                                                   Planning
George Daley, M.D., Ph.D.(1) ..............  41    Director
Ansbert Gadicke, M.D.(2) ..................  43    Director
Paul Hastings(2)...........................  42    Director
Roland Scollay, Ph.D.(1) ..................  54    Director
Kevin Wilson, Ph.D.(1)(2) .................  46    Director


------------
(1) Member of the audit committee.

(2) Member of the compensation committee.


Marc D. Beer. Mr. Beer joined us as our Chief Executive Officer and Chairman of the Board in April 2000. From 1996 until March 2000, he was a senior manager at Genzyme Corporation most recently serving in the role of Vice President, Global Marketing for Genzyme Therapeutics WorldWide, a division of Genzyme Corporation. Mr. Beer has more than 15 years' experience in profit and loss management, sales and marketing management, and research and development program management in therapeutic, surgical, and in vitro diagnostic systems businesses. Mr. Beer has a B.S. in business and chemistry from Miami University (Ohio).


Christoph M. Adams, Ph.D. Dr. Adams has served as our Senior Vice President, Business Development since joining our company in July 2001. Prior to joining us, from March 1994 until February 2001, Dr. Adams was Vice President, Business Development for Transkaryotic Therapies Inc., a publicly traded biotechnology company, where he was responsible for strategic planning, commercial product development and corporate partnerships. Prior to that, Dr. Adams was Director of Business Development for the Pharmaceutical Division of Ciba-Geigy Limited, Basel, Switzerland, a publicly traded biotechnology company. He has a diploma in organic chemistry and biochemistry and a Ph.D. in organic chemistry from the University of Zurich. Dr. Adams also holds an M.B.A. from INSEAD of Fontainebleau, France.

Kurt C. Gunter, M.D. Dr. Gunter has served as our Senior Vice President, Clinical and Regulatory Affairs and Government Relations since joining our company in July 2001. From 1996 until 2001, Dr. Gunter was Vice President, Clinical and Regulatory Affairs at Transkaryotic Therapies Inc., where he was responsible for clinical development activities and all regulatory affairs. Prior to that, from

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1995 until 1996, Dr. Gunter was the Director of Stem Cell Processing, Hematology
and the Blood Donor Center in the Department of Laboratory Medicine at Children's National Medical Center in Washington, D.C. Dr. Gunter has also held positions at the FDA's Center for Biologics Evaluation and Research, including Acting Deputy Director for the Division of Cellular and Gene Therapies and Chief of the Cytokine and Cell Biology Branch. Dr. Gunter is board-certified in Clinical and Anatomical Pathology and Transfusion Medicine. Dr. Gunter has a
B.S. from Stanford University and an M.D. from the University of Kansas School of Medicine.


Robert Silverman. Mr. Silverman joined ViaCell as the Senior Vice President for Commercial Operations in January 2002. Prior to ViaCell, he was a senior manager at Cytyc Corporation for five years, most recently serving in the role of Vice President, International. Previously, Mr. Silverman was the Vice President of Marketing for Aventis-Pasteur (formerly Pasteur Merieux Connaught). Mr. Silverman spent six years with Abbott Laboratories Pharmaceutical Products Division where he held marketing management positions, including Director, New Product Development. Prior to joining Abbott, Mr. Silverman was a consultant at Bain and Company. Mr. Silverman has a B.S. in pharmacy from the University of Michigan and a Masters in Management from the J. L. Kellogg Graduate School of Management, Northwestern University.


Seth P. Finklestein, M.D. Dr. Finklestein has served as our Vice President and Head, Neuroscience Division since joining our company in September 2001. Prior to joining us, from July 1990 until September 2001, Dr. Finklestein was an Associate Professor of Neurology at Harvard Medical School and, since July 1990, he has been an Associate Neurologist at Massachusetts General Hospital, where he continues clinical activities. Dr. Finklestein has also served as Director of the CNS Growth Factor Research Laboratory Massachusetts General Hospital where his work focused on the development of unique molecular and cellular products for acute stroke and stroke recovery. Dr. Finklestein has a B.A. from Haverford College and an M.D. from Harvard Medical School.


Morey R. Kraus. Mr. Kraus is the co-founder of ViaCell, currently serves as our Vice President, Chief Technology Officer and also serves on our medical and scientific advisory board. Mr. Kraus served as our President and Chief Executive from our inception in September 1994 until March 2000. Prior to founding ViaCell, Mr. Kraus was a Ph.D. candidate at Worcester Polytechnic Institute in an interdisciplinary Bioprocess Engineering Program combining chemical engineering and biology. Mr. Kraus has a B.A. in religion from American University.



Mary T. Thistle. Ms. Thistle has served as our Vice President of Financial and Corporate Planning and Treasurer since joining our company in October 2000. Prior to joining us, Ms. Thistle provided audit, tax and management consulting services to various companies, including serving as Vice President of Finance for Viacord from October 1998 to October 2000. From May 1997 to October 1998, she was responsible for all financial aspects, risk management, information technology and human resources of S.R.T, a subsidiary of Thermo Electron, a publicly traded materials analysis solutions company. Prior to that, she served various financial management positions at Nashua Corporation, a publicly traded manufacturing company and Deloitte & Touche, a global professional services organization delivering assurance, tax and consulting services. Ms. Thistle has a B.S. in accounting from the University of Massachusetts.



George Daley, M.D., Ph.D. Dr. Daley has served as a director since April 2000. Dr. Daley currently serves as a staff member in Hematology/Oncology at the Massachusetts General Hospital and the Children's Hospital in Boston and is Board Certified in Internal Medicine and Hematology. Dr. Daley has served as a staff member at the Massachusetts General Hospital since July 1991 and at the Children's Hospital since July 1993. Dr. Daley is a Whitehead Fellow at the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology and is an Assistant Professor of Medicine at Harvard Medical School. Dr. Daley is a venture capital partner at MPM Capital. He is


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also one of our scientific consultants and Chairman of our medical and scientific advisory board. Dr. Daley has a Bachelor's degree magna cum laude from Harvard University, a Ph.D. in biology from MIT and an M.D. summa cum laude from Harvard University.



Ansbert Gadicke, M.D. Dr. Gadicke has served as a director since January 1998. Dr. Gadicke is President, Chairman and Founder of the MPM Group and a General Partner in MPM BioVentures II LP. Dr. Gadicke founded the MPM Group in 1992. The MPM group and MPM BioVentures II LP invest private equity in early stage companies. Prior to MPM, Dr. Gadicke was employed by The Boston Consulting Group, a consulting firm. He has held research positions at the Whitehead Institute at MIT, Harvard University and the German Cancer Research Center. Dr. Gadicke currently serves as a director on management boards of several private companies. Dr. Gadicke has an M.D. from J.W. Goethe University in Frankfurt.


Paul Hastings. Mr. Hastings has served as a director since November 2000. Mr. Hastings is President and Chief Executive Officer of QLT, Inc., a biotechnology company. From 2001 until 2002, he served as President and Chief Executive Officer of Axys Pharmaceuticals Inc. prior to Axys' merger with Celera Genomics, an Applera company. From 1998 until 2001, he was President of Chiron Corporation's BioPharmaceuticals Division. Prior to that, he was President and Chief Executive Officer of LXR Biotechnology and President of Genzyme Therapeutics Worldwide. Mr. Hastings has a B.S. degree in pharmacy from the University of Rhode Island.

Roland Scollay, Ph.D. Dr. Scollay has served as a director since November 2000. Dr. Scollay is Vice President of Research and Chief Scientific Officer at Genteric, Inc., a private biotechnology company. From 1996 to 2000, he served at Novartis Pharmaceuticals, a pharmaceutical company, as Vice President of Research for both SyStemix, Inc. from 1996 to 2000 and Genetic Therapy Inc. from 1998 to 2000, both of which were gene and cell therapy companies wholly-owned by Novartis. Prior to that he served as Deputy Director and Senior Principal Research Fellow at the Centenary Institute of Cancer Medicine and Cell Biology at the University of Sydney. He has also worked at the Walter and Eliza Hall Institute and Stanford University. Dr. Scollay has published approximately 150 scientific papers in the fields of immunology, hematology and gene therapy, many of which appeared in leading medical journals. Dr. Scollay has lectured at leading teaching hospitals and medical institutions. Dr. Scollay has a BSc degree in biology and a Ph.D. in immunology from Australian National University.

Kevin Wilson, Ph.D. Dr. Wilson has served as a director since December 2000. Dr. Wilson is the founder of GLS Advisors Ltd., a consultancy company, and serves as a non-executive director of several private companies. Until May 2000, Dr. Wilson was Managing Director and Head of European Pharmaceutical and Healthcare Research at Salomon Smith Barney, an investment banking firm. From 1989 to 1996, he led several equity research teams at SBC Warburg in both biotechnology and pharmaceuticals in New York and London. Dr. Wilson started his career as an analyst at UBS Phillips & Drew in London in 1986 following three years with Glaxo Pharmaceuticals. Dr. Wilson has a B.Sc. in physiology/zoology from the University of Leeds and a Ph.D. in neurobiology from University College, London.

BOARD COMPOSITION


Our board currently has six members with a vacancy created by the resignation of Cynthia Fisher on January 26, 2002. Under our amended and restated certificate of incorporation, our board is divided into three classes of directors serving staggered three-year overlapping terms, with one class of directors elected at each annual meeting of stockholders. Each director serves until his or her successor is elected or until his or her earlier death, resignation or removal as provided by our bylaws. In addition, we have agreed to nominate one representative designated by each of Genzyme Corporation


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and Tullis-Dickerson & Co., Inc. (two of our stockholders) to our board of directors to stand for election at our first annual meeting of stockholders after this offering.

BOARD COMMITTEES

The audit committee of the board of directors was established in January 1998 and currently consists of Drs. Daley, Scollay and Wilson. Our audit committee is responsible for reviewing our financial statements, including the format and content of the financial statements, before they are submitted to our board of directors, reviewing the adequacy of our internal control procedures, evaluating the independence of our outside auditors, approving the external audit program and assessing the results of the audit program with our management and our auditors. Prior to the completion of this offering, we intend to adopt an audit committee charter in accordance with the Nasdaq rules and take all other actions as may be necessary for us to comply with applicable Nasdaq listing requirements.

The compensation committee of the board of directors was established in January 1998 and currently consists of Drs. Gadicke and Wilson and Mr. Hastings. This committee recommends, reviews and oversees the salaries, benefits and stock plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans.

DIRECTOR COMPENSATION

Except for Drs. Scollay and Wilson and Mr. Hastings, directors currently do not receive any cash compensation from us for their services as members of the board of directors. Drs. Scollay and Wilson and Mr. Hastings each receive $3,500 for each meeting of the board of directors they attend, and, since joining the board of directors, each of them has been granted options to purchase 25,000 shares of our common stock under our equity incentive plan. In lieu of his cash payments for services during 2001, Mr. Hastings received 3,291 shares of common stock. We reimburse our board members for expenses they incur in connection with attending board of directors and committee meetings. In addition, we paid Dr. Daley $10,000 and issued to him 6,270 shares of common stock in connection with his work as a member of our medical and scientific advisory board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


The compensation committee currently consists of Drs. Gadicke and Wilson and Mr. Hastings. Prior to the formation of the compensation committee, the board of directors as a whole performed the functions typically assigned to a compensation committee. Both Mr. Beer and Ms. Thistle participated in the board's deliberations concerning compensation of officers other than themselves. No member of the compensation committee has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Please also refer to the section entitled "Certain relationships and related party transactions."


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EXECUTIVE COMPENSATION



SUMMARY COMPENSATION TABLE


The following table summarizes the compensation paid to or earned during the fiscal year ended December 31, 2001 by our chief executive officer and our four other executive officers whose salary and bonus exceeded $100,000. We refer to these persons as the named executive officers.



                                                                     LONG-TERM
                                                                  COMPENSATION
                                2001 ANNUAL COMPENSATION(1)       ------------
                             ----------------------------------     SECURITIES
                                                   OTHER ANNUAL     UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION    SALARY      BONUS   COMPENSATION        OPTIONS   COMPENSATION(1)
------------------------------------------------------------------------------------------------
Marc D. Beer...............  $250,000   $150,000      $  --          600,000          $  --
  President and Chief
     Executive Officer
Christoph Adams............    92,308(2)   23,707        --          100,000             --
  Senior Vice President,
     Business Development
Seth Finklestein...........    56,923(3)   25,000        --          268,194(4)          --
  Vice President and Head,
     Neuroscience
Kurt Gunter................    92,885(5)   18,986        --          160,000             --
  Senior Vice President,
     Clinical and
     Regulatory Affairs and
     Government Relations
Morey Kraus................   188,871     35,000         --               --             --
  Vice President and Chief
     Technical Officer


------------

(1)The value of perquisites and benefits for each named officer does not exceed the lesser of $50,000 and 10% of total annual salary and bonus.



(2)Dr. Adams joined us in July 2001.



(3)Dr. Finklestein joined us in September 2001.



(4)This number includes options we granted in June 2001 to Dr. Finklestein to purchase 78,194 shares of common stock in connection with our acquisition of Cerebrotec, Inc.



(5)Dr. Gunter joined us in July 2001.


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STOCK OPTION GRANTS


The following table contains certain information regarding stock option grants during the twelve months ended December 31, 2001 by us to the named executive officers:



                                                                                     POTENTIAL REALIZABLE
                                            OPTION GRANTS IN 2001                      VALUE AT ASSUMED
                            ------------------------------------------------------      ANNUAL RATES OF
                             NUMBER OF     % OF TOTAL                                     STOCK PRICE
                            SECURITIES        OPTIONS    EXERCISE                      APPRECIATION FOR
                            UNDERLYING     GRANTED TO       PRICE                       OPTION TERM(1)
                               OPTIONS   EMPLOYEES IN         PER       EXPIRATION   ---------------------
NAME                           GRANTED    FISCAL YEAR       SHARE             DATE         5%       10%
----------------------------------------------------------------------------------------------------------
Marc D. Beer(2)...........    600,000        31.2         $2.00           12/11/11    $            $
Christoph Adams(3)........    100,000         5.2           .95             8/7/11
Seth Finklestein(4).......    268,194        14.0           .95     6/25/11-9/3/11
Kurt Gunter(5)............    160,000         8.3           .95             6/7/11
Morey Kraus...............         --          --            --                 --


------------

(1)The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. No gain to the optionees is possible without an increase in price of the common stock, which will benefit all stockholders proportionately. The potential realizable values are calculated using a base value equal to the initial public offering price
   (assumed to be $     per share) and assuming that the market price
   appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the appreciated price.



(2)In December 2001, we granted Mr. Beer options to purchase 600,000 shares of common stock at an exercise price of $2.00 per share. These options vest quarterly on the fourth, fifth, sixth and seventh anniversaries of the date of grant unless, within 2 years of the closing of this offering, we achieve a certain performance milestone, in which case these options become fully vested.



(3)In August 2001, we granted to Dr. Adams options to purchase 100,000 shares of common stock at an exercise price of $.95 per share. These options vest quarterly over four years.



(4)In June 2001, we granted Dr. Finklestein options to purchase 78,194 shares of common stock at an exercise price of $.95 in connection with our acquisition of Cerebrotec, Inc. These options vest quarterly over four years. In September 2001, we granted to Dr. Finklestein options to purchase 190,000 shares of common stock at an exercise price of $.95 per share. Options to purchase 90,000 of these shares vest quarterly over four years. Options to purchase 100,000 of these shares vest upon the achievement of certain performance milestones.



(5)In July 2001, we granted to Dr. Gunter options to purchase 160,000 shares of common stock at an exercise price of $.95 per share. Options to purchase 120,000 of these shares vest quarterly over four years. Options to purchase 40,000 of these shares vest upon the achievement of certain performance milestones.



OPTION EXERCISES AND YEAR-END OPTION VALUES


The following table sets forth information regarding unexercised stock options held as of December 31, 2001 by each of the named executive officers. No stock options were exercised by


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named executive officers during our last fiscal year. As our common stock is not publicly traded, a readily ascertainable market value for these options is not available.



                                                           2001 YEAR-END OPTION VALUES
                                          -------------------------------------------------------------
                                              NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS AT
                                           OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END(1)
                                          -----------------------------   -----------------------------
NAME                                      EXERCISABLE     UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
-------------------------------------------------------------------------------------------------------
Marc D. Beer............................    237,500         1,262,500       $               $
Christoph Adams.........................      6,250            93,750
Seth Finklestein........................     15,399           252,795
Kurt Gunter.............................      7,500           152,500
Morey Kraus.............................    112,500           187,500


------------

(1)Based on the difference between the option exercise price and an assumed
   initial public offering price of $     per share of common stock.



EMPLOYMENT AND SEVERANCE ARRANGEMENTS



All of our current employees have entered into agreements with us which contain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, the assignment of inventions and restrictions on soliciting our clients, employees or independent contractors. None of our employees are employed for a specified term, and each employee's employment with us is subject to termination at any time by either party for any reason, with or without cause. We have entered into employment agreements with Mr. Beer and Mr. Kraus, and we have entered into letter agreements with our other executive officers.



Mr. Beer's employment agreement, entered into as of May 2, 2000, provides for his employment as our Chief Executive Officer beginning June 1, 2000 for a period of one year. The agreement is automatically renewed for successive one year terms thereafter, unless terminated by either party. The agreement provides for a salary of $250,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in the board of directors' discretion. Pursuant to the agreement, we granted Mr. Beer an option to purchase 900,000 shares of our common stock at $0.30 per share, with accelerated vesting of 300,000 of these shares if we complete an initial public offering of our common stock or a change of control occurs within two years from the date Mr. Beer commenced his employment. For purposes of his agreement, a change of control occurs if one person or entity acquires control of 50% or more of our stock, if we sell all or substantially all of our assets or if we are the disappearing party in a merger. If we terminate Mr. Beer without cause or if he terminates his employment for good reason, he is entitled to his base salary plus benefits for twelve months following the date of the termination.



Mr. Kraus' employment agreement, entered into as of April 11, 2000, provides for his employment as Vice President and Chief Technical Officer for a period of one year, and is thereafter automatically renewed for successive one year terms, unless terminated by either party. The agreement provides for a salary of $185,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in the board of directors' discretion. Pursuant to the agreement, we granted Mr. Kraus an option to purchase 250,000 shares of our common stock at $0.30 per share, with accelerated vesting upon the occurrence of certain events including the closing of this offering or a change in control of the company. For purposes of his agreement, a change of control occurs if one person or entity acquires control of 50% or more of our stock, if we sell all or substantially all of our assets or if we are the disappearing party in a merger. If we terminate Mr. Kraus without cause or if


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he terminates his employment for good reason, he is entitled to his base salary plus benefits for twelve months following the time of the termination.


Dr. Adams's letter agreement, entered into as of June 7, 2001, provides for his employment as our Senior Vice President, Business Development. The agreement provides for a salary of $200,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in our board of directors' discretion. Pursuant to the agreement, we granted Dr. Adams an option to purchase 100,000 shares of our common stock at $0.95 per share, vesting quarterly over four years. If we terminate Dr. Adams without cause or if he terminates his employment for good reason, he is entitled to his base salary plus benefits for six months following the date of the termination.



Dr. Finklestein's letter agreement, entered into as of June 25, 2001, provides for his employment as our Vice President and the Chief Medical Officer of our division, ViaCell Neuroscience. The agreement provides for a salary of $185,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in our board of directors' discretion. Pursuant to the agreement, we granted Dr. Finklestein an option to purchase 90,000 shares of our common stock at $0.95 per share, vesting quarterly over four years and an option to purchase 100,000 shares of our common stock at $0.95 per share, vesting upon the achievement of certain milestones. If we terminate Dr. Finklestein without cause or if he terminates his employment for good reason, he is entitled to his base salary plus benefits for six months following the date of the termination.



Dr. Gunter's letter agreement, entered into as of May 14, 2001, provides for his employment as our Senior Vice President, Clinical and Regulatory Affairs/Government Relations. The agreement provides for a salary of $210,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in our board of directors' discretion. Pursuant to the agreement, we granted Dr. Gunter an option to purchase 120,000 shares of our common stock at $0.95 per share, vesting quarterly over four years and an option to purchase 40,000 shares of our common stock at $0.95 per share, vesting upon the achievement of certain milestones. If we terminate Dr. Gunter without cause or if he terminates his employment for good reason, he is entitled to his base salary plus benefits for six months following the date of the termination.



Mr. Silverman's letter agreement, entered into as of December 18, 2001, provides for his employment as our Senior Vice President, Commercial Operations. The agreement provides for a salary of $200,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in our board of directors' discretion. Pursuant to the agreement, we granted Mr. Silverman an option to purchase 150,000 shares of our common stock at $2.00 per share, vesting yearly over four years. Pursuant to the agreement, we also granted Mr. Silverman an option to purchase 50,000 shares of our common stock at $2.00 per share, vesting on the fourth, fifth, sixth and seventh anniversary of the date upon which it was granted. These 50,000 shares become immediately vested if, within 24 months after this offering, the market price of our common stock equals or exceeds $26.00 per share.



Ms. Thistle's letter agreement, entered into as of September 29, 2000, provides for her employment as our Vice President, Financial and Corporate Planning. The agreement provides for a salary of $105,000 per year, subject to yearly adjustment, and performance-based bonuses to be granted in an amount in our board of directors' discretion. Pursuant to the agreement, we granted Ms. Thistle an option to purchase 25,000 shares of our common stock at $0.95 per share, vesting yearly over four years. Fifty percent of any unvested options held by Ms. Thistle will become vested if we terminate Ms. Thistle without cause or if she terminates her employment for good reason.


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
MANAGEMENT
--------------------------------------------------------------------------------

EMPLOYEE BENEFITS PLANS

AMENDED AND RESTATED 1998 EQUITY INCENTIVE PLAN
Our equity incentive plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options for the purchase of an aggregate of 5,000,000 shares of common stock, subject to adjustment for stock splits and similar capital changes. The 5,000,000 includes an increase of 1,000,000 shares of common stock issuable under the equity incentive plan that the board of directors approved in January 2002 and that we intend to submit to the stockholders for approval in February 2002. Employees and, in the case of non-qualified stock options, directors, consultants or any affiliate, as defined in the plan, are eligible to receive grants under the plan. The board of directors has appointed the compensation committee to administer the plan. As of January 28, 2002, we had options outstanding to purchase 3,618,958 shares of common stock under the equity incentive plan, after the increase of 1,000,000 shares of common stock authorized by the board of directors, leaving 1,180,414 shares available for issuance for future grants under the plan.

2002 EMPLOYEE STOCK PURCHASE PLAN
The board of directors adopted the employee stock purchase plan in January 2002, and we plan to submit it to the stockholders for approval in February 2002. Under the employee stock purchase plan, employees may purchase shares of common stock at a discount from fair market value. We have reserved 300,000 shares of common stock for issuance under the purchase plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. The compensation committee grants rights to purchase common stock under the purchase plan. The compensation committee also determines the frequency and duration of individual offerings under the plan and the dates when employees may purchase stock. Eligible employees participate voluntarily and may withdraw from any offering at any time before they purchase stock. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering will not be less than 85% of the lesser of its fair market value at the beginning of the offering period or on the applicable exercise date and employees may pay through payroll deductions, periodic lump sum payments or a combination of both. As of January 28, 2002, we had issued no shares of common stock under the purchase plan.

401(k) PLAN
We have a 401(k) defined contribution retirement plan covering substantially all full-time employees. Our 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees and by us to our 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn or distributed from the plan, and so that contributions, including employee salary deferral contributions, will be deductible by us when made.

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                                                                              59

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Certain relationships and related party transactions

SALES OF SECURITIES


Dr. Ansbert S. Gadicke, a member of our board of directors, is a managing director of entities that control funds affiliated with MPM Asset Management LLC. During the last three years, these funds have purchased from us 666,667 shares of our series D preferred stock at a price of $1.50 per share, for an aggregate purchase price of $1,000,001; 1,666,667 shares of our series E preferred stock at a price of $3.00 per share, for an aggregate purchase price of $5,000,001; 2,000,000 shares of our series G preferred stock at a price of $3.00 per share, for an aggregate purchase price of $6,000,000; and 470,155 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $2,999,589. One of the funds affiliated with MPM Asset Management LLC is entitled to appoint two members to our board of directors. In addition to Dr. Gadicke, this fund has appointed Dr. George Q. Daley, a venture partner at MPM Capital LP, to our board of directors. This right will expire upon the closing of this offering.



Funds affiliated with Tullis-Dickerson & Co., Inc. have during the last three years purchased from us 500,000 shares of our series D preferred stock at a price of $1.50 per share, for an aggregate purchase price of $750,000; 166,667 shares of our series E preferred stock at a price of $3.00 per share, for an aggregate purchase price of $500,001; 1,000,000 shares of our series G preferred stock at a price of $3.00 per share, for an aggregate purchase price of $3,000,000; 470,155 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $2,999,589; and 375,000 shares of our series I preferred stock at a price of $8.00 per share, for an aggregate purchase price of $3,000,000. In connection with the purchase of the series I preferred stock, we agreed to nominate one representative designated by Tullis-Dickerson & Co., Inc. to our board of directors to stand for election at our first annual meeting of stockholders after this offering.



Funds affiliated with Zero Stage Capital have during the last three years purchased from us 373,010 shares of our series C preferred stock at a price of $1.00 per share, for an aggregate purchase price of $373,010; 233,333 shares of our series D preferred stock at a price of $1.50 per share, for an aggregate purchase price of $350,000; 116,667 shares of our series E preferred stock at a price of $3.00 per share, for an aggregate purchase price of $350,001; 666,667 shares of our series G preferred stock at a price of $3.00 per share, for an aggregate purchase price of $2,000,001; 470,155 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $2,999,589; and 250,000 shares of our series I preferred stock at a price of $8.00 per share, for an aggregate purchase price of $2,000,000.



In April 2000, we issued an aggregate of 575,680 shares of our common stock valued at approximately $173,000 and 2,666,666 of our series F preferred stock valued at approximately $8,000,000 in exchange for all of the outstanding capital stock of Viacord, Inc. Cynthia A. Fisher, a co-founder of ViaCell and founder of Viacord, received 287,620 of these shares of our common stock valued at approximately $86,434, and 1,332,314 of these shares of preferred stock valued at approximately $3,996,943. The Cynthia A. Fisher 1999 Family Trust, a trust for the benefit of Ms. Fisher's children which is controlled by co-trustees, Kirstin Lynde Alexander and Jonathan Goldstein, received 276,341 of these shares of our common stock valued at approximately $83,044 and 1,280,067 of these shares of preferred stock valued at approximately $3,840,202. Marilyn
K. Fisher received 11,719 of these shares of our common stock valued at approximately $3,522 and 54,285 of these shares of preferred stock valued at approximately $162,855. Marilyn K. Fisher subsequently transferred these shares to the Fisher (WD) Family LP, a limited partnership whose general partner has Cynthia Fisher as its Vice President.


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
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------


Nomura International plc during the last three years purchased from us 1,567,184 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $9,998,634, and 125,000 shares of our series I preferred stock at a price of $8.00 per share, for an aggregate purchase price of $1,000,000. Nomura International is entitled to appoint one member to our board of directors and has appointed Dr. Kevin Wilson, a consultant to Nomura, as this member. This right will expire upon the closing of this offering.



In November 2000, Aurora Assets LLC, the managing director of which is Cynthia
A. Fisher, purchased from us 133,210 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $849,880, and the Fisher (WD) Family LP purchased from us 78,360 shares of preferred stock at a price of $6.38 per share, for an aggregate purchase price of $499,937.



In November 2000, DWS Investment GmbH purchased from us 2,350,776 shares of our series H preferred stock at a price of $6.38 per share, for an aggregate purchase price of $14,997,951.


Upon the closing of this offering, each share of preferred stock described above will convert into one share of our common stock.

EMPLOYMENT AND CONSULTING AGREEMENTS


We entered into an employment agreement with Ms. Fisher, co-founder of ViaCell and founder of Viacord, in April 2000 pursuant to which Ms. Fisher held the position of President. She received a salary of $185,000 per year, subject to periodic increases approved in the board of directors' discretion, and was also eligible for a bonus. In February 2001, we entered into an early separation agreement with Ms. Fisher. Under the terms of the early separation agreement, Ms. Fisher confirmed that she voluntarily resigned effective February 7, 2001 and we agreed to pay her annual base salary for one year following her date of resignation, plus a bonus of $10,000 in cash and 10,000 shares of common stock for the 2000 fiscal year, having a value of approximately $41,000, and an additional 10,000 shares of common stock for the 2001 fiscal year, having a value of approximately $100,000. In addition, Ms. Fisher released all claims she may have had against us arising from her employment.



In December 2000, we entered into a consulting agreement with Dr. Daley, one of our directors, effective September 15, 2000. Pursuant to the agreement, Dr. Daley became a member of our Medical and Scientific Advisory Board, for which he is eligible to receive 100,000 nonqualified stock options and an annual retainer fee of $20,000. In addition, Dr. Daley is entitled receive up to $5,000 for each meeting of our medical and scientific advisory board he attends. We have issued 100,000 nonqualified stock options with an exercise price of $0.30 per share to Dr. Daley under this agreement. In lieu of accepting cash compensation, Dr. Daley had the choice of accepting stock compensation and chose that option. Accordingly, we have issued Dr. Daley 6,270 shares of our common stock, having a value of approximately $31,000, and paid him $10,000. We reimburse Dr. Daley for travel expenses incurred on our behalf. Either we or Dr. Daley may terminate this agreement after twenty-four months after the effective date, with fourteen days' written notice to the other party.


We have entered into employment agreements with Messrs. Beer and Kraus and have entered into letter agreements with our other executive officers. For information regarding these agreements, please refer to the section entitled "Management-Employment and Severance Arrangements."

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                                                                              61

--------------------------------------------------------------------------------

Principal stockholders


The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2002 and as adjusted to reflect the sale of common stock offered for (1) each person who we know to beneficially own more than five percent of our common stock, (2) each of our directors, (3) each of the named executive officers, and (4) all directors and named executive officers as a group. Except as indicated in the table below or the footnotes thereto and pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.



The "Percentage of shares outstanding" column below is based on 23,035,102
shares of common stock outstanding before the offering, and           shares of
common stock outstanding after the offering. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of February 28, 2002 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.



                                                                               PERCENTAGE OF SHARES
                                                                                    OUTSTANDING
                                                                               ---------------------
                                                         NUMBER OF SHARES       BEFORE         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS(1)                BENEFICIALLY OWNED     OFFERING     OFFERING
----------------------------------------------------------------------------------------------------
FIVE PERCENT OR MORE STOCKHOLDERS
    MPM Asset Management affiliated funds(2)..........           5,236,822       22.31%            %
       111 Huntington Avenue
       Boston, MA 02199
    Tullis-Dickerson & Co., Inc. affiliated
    funds(3)..........................................           2,761,822       11.86%            %
       1 Greenwich Plaza
       Greenwich, CT 06830
    Zero Stage Capital affiliated funds(4)............           2,576,499       11.13%            %
       101 Main Street, 17th Floor
       Cambridge, MA 02142
    DWS Investment GmbH(5)............................           2,350,776       10.21%            %
       Feldberg Strasse 35
       60612 Frankfurt am Main, Germany
    Nomura International plc(6).......................           1,692,184        7.35%            %
       1 St. Martin's le Grand
       London, EC1A 4NP, United Kingdom
    Cynthia A. Fisher(7)..............................           2,167,508        9.41%            %
       186 Park Street
       Newton, MA 02458
    Cynthia A. Fisher 1999 Family Trust(8)............           1,556,408        6.76%            %
       c/o Jonathan Goldstein
       TA Associates, Inc.
       125 High Street, Suite 2500
       Boston, MA 02110
EXECUTIVE OFFICERS AND DIRECTORS
    Christoph M. Adams, Ph.D.(9)......................              18,750            *            %
    Marc D. Beer(10)..................................             587,500        2.49%            %
    Seth P. Finklestein, M.D.(11).....................              25,911            *            %


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
PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------


                                                                               PERCENTAGE OF SHARES
                                                                                    OUTSTANDING
                                                                               ---------------------
                                                         NUMBER OF SHARES       BEFORE         AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS(1)                BENEFICIALLY OWNED     OFFERING     OFFERING
----------------------------------------------------------------------------------------------------
    Kurt C. Gunter, M.D.(12)..........................              25,000            *            %
    Morey R. Kraus(13)................................             573,000        2.44%            %
    George Q. Daley, M.D., Ph.D.(14)..................           5,321,822       22.59%            %
       The Whitehead Institute
       Nine Cambridge Center
       Cambridge, MA 02139
    Ansbert Gadicke, M.D.(15).........................           5,236,822       22.31%            %
       c/o MPM Asset Management
       111 Huntington Avenue
       Boston, MA 02199
    Paul Hastings(16).................................              28,291            *            %
       c/o Celera Pharmaceuticals
       180 Kimball Way
       South San Francisco, CA 94080
    Roland Scollay, Ph.D.(17).........................              25,000            *            %
       c/o Genteric Inc.
       2061 Challenger Drive
       Alameda, CA 94501
    Kevin Wilson, Ph.D.(18)...........................              25,000            *            %
       24 Wedon Way
       Bygrave
       Baldock, Herts SG7 5DX, United Kingdom
    All executive officers and directors as a group
    (10 persons)(19)..................................           6,630,274       27.02%            %


------------
  *   Indicates less than 1%.

 (1) Unless otherwise indicated, the address of each shareholder is ViaCell, Inc., 131 Boylston Street, 3rd Floor, Boston, Massachusetts 02116.

 (2) Consists solely of 4,457,668 shares owned by BB BioVentures, L.P., 321,861 shares owned by MPM BioVentures Parallel Fund, L.P., 23,960 shares owned by MPM Asset Management Investors 2000A LLC, and warrants to purchase 433,333 shares of common stock owned by BB BioVentures, L.P. MPM Asset Management LLC manages or advises BB BioVentures, L.P., MPM BioVentures Parallel Fund, L.P. and MPM Asset Management Investors 2000A LLC. MPM Capital is a direct or indirect parent and/or control person of MPM Asset Management LLC. Medical Portfolio Management LLC is the general partner of MPM Capital L.P. Dr. Gadicke and Mr. Luke Evnin may be deemed to be control persons of MPM Capital L.P. as a result of their interest in Medical Portfolio Management LLC. Dr. Gadicke has voting and/or dispositive power over such shares. The above individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interest therein.

 (3) Consists solely of 921,667 shares owned by TD Javelin Capital Fund, L.P., 681,838 shares owned by TD Javelin Capital Fund II, L.P., 558,317 shares owned by TD Lighthouse Capital Fund, L.P., 175,000 shares owned by TD Origen Capital Fund, L.P., 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P., and a warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P. James L.L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono, Lyle A. Hohnke and J. Michael Schafer have the voting and/or dispositive power over such shares, with the exception that J. Michael Schafer does not have

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                                                                              63

PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------

      voting or dispositive power over shares of TD Javelin Capital Fund, L.P. The above individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

 (4) Consists solely of the following shares: 1,073,010 shares owned by Zero Stage Capital V L.P., 666,667 shares owned by Zero Stage Capital VI L.P., 526,271 shares owned by Zero Stage Capital VII L.P., 162,284 shares owned by Zero Stage Capital (Cayman) VII, L.P., 31,600 shares owned by Zero Stage Capital SBIC VII, L.P., and a warrant to purchase 116,667 shares of common stock owned by Zero Stage Capital V L.P. Mr. Paul M. Kelley has voting and/or dispositive power over such shares. Mr. Kelley disclaims beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interest therein.

 (5) Mr. Klaus Kaldemorgen has voting power over such shares and Mr. Michael Sistenich has dispositive power over such shares.


 (6) Ms. Denise V. Pollard-Knight has voting and/or dispositive power over such shares.


 (7) Consists solely of 1,889,934 shares owned by Ms. Fisher, 133,210 shares owned by Aurora Assets LLC, and 144,364 shares owned by Fisher (WD) Family LP. Cynthia A. Fisher has voting and/or dispositive power over such shares. Ms. Fisher disclaims beneficial ownership of the shares owned by the above entities except to the extent of her proportionate pecuniary interest therein.

 (8) The beneficiaries of this trust are Ms. Fisher's children. The trustees of this trust are Ms. Kirstin Lynde Alexander and Mr. Jonathan Goldstein.


 (9) Consists solely of 18,750 options currently exercisable or exercisable within 60 days on February 28, 2002.



(10) Consists solely of 287,500 options currently exercisable or exercisable within 60 days of February 28, 2002 and 300,000 options which will become fully vested and exercisable upon the closing of this offering.



(11) Consists solely of 25,911 options currently exercisable or exercisable within 60 days of February 28, 2002.



(12) Consists solely of 25,000 options currently exercisable or exercisable within 60 days of February 28, 2002.



(13) Consists solely of 161,500 shares owned by Mr. Kraus, 175,000 options owned by him currently exercisable or exercisable within 60 days of February 28, 2002, 75,000 options which will become fully vested and exercisable upon the closing of this offering, and 161,500 shares owned by Tracy Funt Kraus and Cheryl Messik Kraus as trustees of the Kraus Family Irrevocable Trust. The trustees of the Kraus Family Irrevocable Trust have voting and/or dispositive power over the shares held by it. Mr. Kraus disclaims beneficial ownership of the shares owned by the above entity except to the extent of his proportionate pecuniary interest therein.


(14) Consists solely of 85,000 options owned by Dr. Daley currently exercisable or exercisable within 60 days of January 28, 2002, 4,803,489 shares owned by MPM Asset Management affiliated funds and warrants to purchase 433,333 shares of common stock owned by BB BioVentures, LP. Dr. Daley is a venture partner of MPM Capital. Dr. Daley disclaims beneficial ownership of the shares owned by MPM Asset Management affiliated funds except to the extent of his proportionate pecuniary interest therein. See footnote (2).

(15) Consists solely of 4,803,489 shares owned by MPM Asset Management affiliated funds and warrants to purchase 433,333 shares of common stock owned by BB BioVentures, LP. Dr. Gadicke is a general partner of MPM Capital. Dr. Gadicke disclaims beneficial ownership of the shares owned by MPM Capital affiliated funds except to the extent of his proportionate pecuniary interest therein. See footnote (2).


(16) Consists solely of 3,291 shares and 25,000 options currently exercisable or exercisable within 60 days of February 28, 2002.


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
PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------


(17) Consists solely of 25,000 options currently exercisable or exercisable within 60 days of February 28, 2002.



(18) Consists solely of 25,000 options currently exercisable or exercisable within 60 days of February 28, 2002. Dr. Wilson is a consultant to Nomura International plc and disclaims beneficial ownership of the shares owned by Nomura International plc and has no proportionate pecuniary interest therein.



(19) See footnotes (9)-(18). Includes 1,067,161 shares of common stock issuable upon exercise of options currently exercisable or exercisable within 60 days of February 28, 2002 or upon the closing of this offering and warrants to purchase 433,333 shares of common stock.


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                                                                              65

--------------------------------------------------------------------------------

Description of capital stock


Our authorized capital stock as of February 28, 2002 consisted of 35,000,000 shares of common stock, and 22,125,000 shares of preferred stock. As of February 28, 2002, there were outstanding 2,476,524 shares of common stock and 20,558,578 shares of preferred stock. These shares were held of record by a total of 80 stockholders.


Upon the closing of this offering:

+ Our third amended and restated certificate of incorporation will be further amended and restated to provide for total authorized capital consisting of 100,000,000 shares of common stock and 25,000,000 shares of undesignated preferred stock;

+ All outstanding shares of preferred stock will convert into 20,558,578 shares of common stock, and no shares of preferred stock will be outstanding; and

+  Based on the number of shares outstanding as of                , 2002, a
   total of                shares of common stock will be outstanding after
   giving effect to the sale of common stock we are offering hereunder and assuming no exercise of the underwriters' over-allotment option or any options or warrants.

COMMON STOCK

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor as the board may from time to time determine. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Pursuant to an amended and restated certificate of incorporation to be filed upon the closing of this offering, a total of 25,000,000 shares of preferred stock will be authorized for issuance, none of which has been designated in any series. Our board of directors is authorized, without further stockholder action, to authorize and issue any of the 25,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights, and terms, including sinking fund provisions and certain other rights and preferences of such shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring, or preventing a change in control of our company.

WARRANTS


As of February 28, 2002, we had outstanding warrants to purchase a total of 850,000 shares of our common stock, at an exercise price of $1.50 per share. Of these warrants, warrants to purchase 750,000 shares of common stock expire on November 12, 2007 and the remaining warrants to purchase 100,000 shares of common stock expire on May 21, 2009. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares underlying


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DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

the warrants upon the occurrence of events, including any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction or if we sell securities at less than a specified price.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS

Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated therein,
Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that the stockholder becomes an interested stockholder unless:

+ prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

+ upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

+ on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.


Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect not to be governed by this section by adopting an amendment to the certificate of incorporation or by-laws, effective 12 months after adoption. Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under
Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying a change in control, which could depress the market price of the common stock and which could deprive stockholders of opportunities to realize a premium on shares of the common stock held by them.


In addition, provisions of our certificate of incorporation and bylaws, which will be in effect upon the closing of this offering and are summarized below, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt and make more difficult attempts by stockholders to change management.

The certificate of incorporation includes provisions classifying the board of directors into three classes with staggered three-year terms. Under the certificate of incorporation and by-laws, the board of directors may enlarge the size of the board and fill any vacancies on the board.

Our certificate of incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting. The by-laws also provide that special meetings of our stockholders may only be called by the president or a majority of the board of directors. Stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent

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                                                                              67

DESCRIPTION OF CAPITAL STOCK
--------------------------------------------------------------------------------

in writing. Our bylaws contain the specific requirements as to the timing, form and content of a stockholder's notice.

REGISTRATION RIGHTS

After this offering, the holders of approximately 20,571,911 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act of 1933. Under the terms of the agreements between us and the holders of those registrable shares, upon the request of the holders of certain amounts of these shares as set forth in the agreements, we are required to file a registration statement under the Securities Act with respect to their shares of common stock. Also, if we propose to register any of our securities under the Securities Act, other than in connection with demand registrations and registrations on Form S-8, the foregoing holders are entitled to notice of and to include in the registration shares of common stock owned by them. The holders of these registration rights have waived their rights with respect to this offering. All of these registration rights are subject to various conditions and limitations, among them certain rights of the underwriters of an offering to limit the number of shares included in a registration. We will bear all of the expenses incurred in connection with all exercises of these registration rights other than underwriting discounts and selling commissions.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ NATIONAL MARKET LISTING

We are applying for our common stock to be quoted on the Nasdaq National Market under the symbol "VIAC."

--------------------------------------------------------------------------------
 68

--------------------------------------------------------------------------------

Shares eligible for future sale

Prior to this offering, there has been no market for the common stock, and a liquid trading market for the common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering or the anticipation of those sales could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

After the closing of this offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act. Of the remaining
shares of common stock outstanding,                restricted shares held by
existing stockholders are subject to lock-up agreements providing that, with limited exceptions, the stockholder will not offer, sell, contract to sell, grant an option to purchase, effect a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of common stock or any option to purchase common stock or any securities exchangeable for or convertible into common stock for a period of 180 days after the date of this prospectus. Though these shares may be eligible for earlier sale under the provisions of the Securities Act, none of these shares will be saleable until 181 days after the date of this prospectus as a result of these lock-up agreements. Beginning 181
days after the date of this prospectus,                restricted shares will be
eligible for sale in the US public market, subject to volume and other
limitations. Immediately after the date of the prospectus,        restricted
shares will be eligible for resale. The remainder of the                shares
of common stock outstanding will become eligible for sale at various times over
a period of approximately two years. In addition, as of          , 2002, there
were outstanding options to purchase                shares of common stock and
warrants to purchase                shares of common stock. Substantially all of
the shares issued upon exercise will be subject to lock-up agreements.


In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) 1% of the number of shares of common stock then outstanding, which immediately following this offering is
expected to be approximately                shares, or (2) the average weekly
trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions and notice requirements and to the requirement that current public information about the issuer be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of the issuer at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.



Rule 701 under the Securities Act permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 further provides that non-affiliates may sell shares in reliance on


--------------------------------------------------------------------------------

SHARES ELIGIBLE FOR FUTURE SALE
--------------------------------------------------------------------------------


Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares of common stock are required to wait until 90 days after the date of this prospectus before selling shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up.


--------------------------------------------------------------------------------
 70

--------------------------------------------------------------------------------

Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
-----------------------------------------------------------------------
UBS Warburg LLC.............................................
Banc of America Securities LLC..............................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                              ---------
     Total..................................................
                                                              =========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an
additional           shares at the initial public offering price less the
underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares.

                                                              NO EXERCISE    FULL EXERCISE
------------------------------------------------------------------------------------------
Per Share...................................................  $               $
     Total..................................................

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,160,000.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

ViaCell and each of our directors and officers, and holders of shares of our capital stock, have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

The underwriters have reserved for sale, at the initial public offering price,
up to           shares of our common stock being offered for sale to our
employees, customers, suppliers and other persons having a relationship with us. All participants who invest $100,000 or more in this directed share

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

program will be required to sign the underwriters' lock-up agreement. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

PRICING OF THIS OFFERING
Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

-  prevailing market conditions;

-  our results of operations in recent periods;

-  the present stage of our development;

- the market capitalization and stage of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

-  estimates of our business potential.

--------------------------------------------------------------------------------
 72

--------------------------------------------------------------------------------

Legal matters

Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, will pass on the validity of the shares of common stock offered by this prospectus. Paul Kinsella, a partner of Palmer & Dodge LLP, is our Secretary. Dewey Ballantine LLP, New York, is counsel to the underwriters in connection with this offering.

Experts

The consolidated financial statements for ViaCell, Inc. as of December 31, 1999 and 2000 and for the years ended December 31, 1999 and 2000, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements for Viacord, Inc. as of December 31, 1999 and April 11, 2000 and for the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The financial statements as of December 31, 2001 and for the year then ended included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Change in accountants


Effective January 9, 2002, PricewaterhouseCoopers LLP was engaged commencing with the fiscal year ending December 31, 2001 as our independent auditors, replacing Arthur Andersen LLP, who had previously served as our independent auditors. The decision to dismiss Arthur Andersen LLP and to engage PricewaterhouseCoopers LLP was approved by the Audit Committee of our board of directors. Arthur Andersen LLP audited our financial statements for the fiscal years ended December 31, 2000 and December 31, 1999. Their reports on such financial statements did not contain an adverse opinion or a disclaimer of opinion and were not qualified nor modified as to uncertainty, audit scope or accounting principles. During our two most recent fiscal years and the interim period through the date of their dismissal on January 9, 2002, there had been no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure nor any reportable events. Prior to January 9, 2002, we had not consulted with PricewaterhouseCoopers LLP on items which involved our accounting principles or the form of audit opinion to be issued on our financial statements.


Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including the exhibits, schedules and amendments to the registration statement, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to ViaCell and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred

--------------------------------------------------------------------------------

WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------


to are not necessarily complete, and in certain instances reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.


You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC's Website (http://www.sec.gov).


As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.


--------------------------------------------------------------------------------
 74

ViaCell, Inc.
Index to financial statements

Reports of Independent Accountants..........................  F-2, F-3
Balance Sheets as of December 31, 2000 and 2001.............       F-4
Statements of Operations for the Years Ended December 31,
  1999, 2000 and 2001.......................................       F-5
Statements of Stockholders' Deficit for the Years Ended
  December 31, 1999, 2000 and 2001..........................       F-6
Statements of Cash Flows for the Years Ended December 31,
  1999, 2000 and 2001.......................................       F-7
Notes to the Financial Statements...........................       F-8

--------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Board of Directors and Stockholders of ViaCell, Inc:

We have audited the accompanying consolidated balance sheets of ViaCell, Inc. and Subsidiaries (f/k/a t. Breeders, Inc.) (a Delaware corporation) as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViaCell, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
March 15, 2001

--------------------------------------------------------------------------------

Report of Independent Accountants

To the Board of Directors and Stockholders of ViaCell, Inc.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of ViaCell, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the two years in the period then ended were audited by other independent accountants whose report dated March 15, 2001 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts

January 29, 2002, except as to the


information in Note 12, for


which the date is March 19, 2002


--------------------------------------------------------------------------------

                                 VIACELL, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 2001

                                                                                            PRO FORMA
                                                                                          STOCKHOLDERS'
                                                                                            EQUITY AT
                                                                                          DECEMBER 31,
                                                                2000           2001           2001
-------------------------------------------------------------------------------------------------------
                                                                                           (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents...............................   $54,539,918    $16,444,556
  Short-term investments..................................       746,765     31,933,186
  Accounts receivable, net................................       387,704      3,363,924
  Prepaid expenses and other current assets...............       241,654        676,068
                                                            ------------   ------------
         Total current assets.............................    55,916,041     52,417,734
                                                            ------------   ------------
  Property and equipment, net.............................     2,295,064      3,420,515
  Intangible assets, net of accumulated amortization of
    approximately $664,000 and $1,592,000 in 2000 and
    2001, respectively....................................     8,179,161      7,528,495
  Long-term investments...................................            --      5,409,554
  Restricted cash.........................................     1,362,458      2,102,458
  Other assets............................................        21,823        101,888
                                                            ------------   ------------
         Total assets.....................................   $67,774,547    $70,980,644
                                                            ============   ============
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Current portion of long-term debt obligations...........      $161,843       $572,464
  Accounts payable........................................       953,835      2,003,089
  Accrued expenses........................................     1,366,324      2,548,311
  Note payable to related party...........................            --        215,247
  Deferred revenue........................................       289,545      1,017,022
                                                            ------------   ------------
         Total current liabilities........................     2,771,547      6,356,133
                                                            ------------   ------------
  Deferred revenue........................................       157,955      1,307,554
  Note payable to related party...........................       215,247             --
  Long-term debt obligations, net of current portion......       278,696        797,992
                                                            ------------   ------------
         Total liabilities................................     3,423,445      8,461,679
Redeemable convertible preferred stock (at redemption
  value); authorized 18,571,809 and 21,696,809 shares in
  2000 and 2001, respectively; issued and outstanding
  18,130,364 and 20,188,221 shares in 2000 and 2001,
  respectively and none pro forma.........................    79,727,175    101,268,071             --
                                                            ------------   ------------   ------------
Commitments and contingencies (Notes 7 and 12)
Stockholders' (deficit) equity:
  Convertible preferred stock, $0.01 par value; authorized
    428,191 shares; issued 182,857 shares (liquidation
    preference of $265,000) in 2000 and 2001 and none pro
    forma.................................................         1,829          1,829             --
  Common stock, $0.01 par value; authorized 35,000,000
    shares; issued and outstanding 2,073,847 and 2,427,879
    shares in 2000 and 2001, respectively, and 22,798,957
    pro forma.............................................        20,739         24,279        227,990
  Additional paid-in capital..............................            --      7,321,178    108,387,367
  Deferred compensation...................................      (359,633)    (8,923,891)    (8,923,891)
  Accumulated deficit.....................................   (15,039,008)   (37,172,501)   (37,172,501)
                                                            ------------   ------------   ------------
         Total stockholders' (deficit) equity.............   (15,376,073)   (38,749,106)   $62,518,965
                                                            ------------   ------------   ============
Total liabilities, redeemable convertible preferred stock
  and stockholders' (deficit) equity......................   $67,774,547    $70,980,644
                                                            ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                    1999            2000            2001
--------------------------------------------------------------------------------------------
Service revenue................................                   $2,394,223      $7,068,742
Contract revenue...............................                           --         229,167
                                                                ------------    ------------
          Total revenues.......................                    2,394,223       7,297,909
Operating expenses(1):
  Cost of revenues.............................                      991,395       3,069,649
  Research and development.....................   $1,192,617       3,952,402       9,652,545
  Sales and marketing..........................           --       2,207,341       9,570,791
  General and administrative...................    1,034,416       3,946,445       9,274,296
                                                 -----------    ------------    ------------
          Total operating expenses.............    2,227,033      11,097,583      31,567,281
                                                 -----------    ------------    ------------
          Loss from operations.................   (2,227,033)     (8,703,360)    (24,269,372)
Interest income (expense):
  Interest income..............................      116,850       1,033,751       2,242,460
  Interest expense.............................      (27,267)        (42,197)       (106,581)
                                                 -----------    ------------    ------------
          Total interest income, net...........       89,583         991,554       2,135,879
                                                 -----------    ------------    ------------
          Net loss.............................   (2,137,450)     (7,711,806)    (22,133,493)
Accretion on redeemable preferred stock........      554,579       2,549,699       6,619,692
                                                 -----------    ------------    ------------
Net loss attributable to common stockholders...  $(2,692,029)   $(10,261,505)   $(28,753,185)
                                                 ===========    ============    ============
Net loss per share:
  Basic and diluted............................       $(2.05)         $(5.55)        $(12.22)
Weighted average shares used in net loss per
  share computation:
  Basic and diluted............................    1,316,352       1,849,073       2,352,468
Unaudited pro forma net loss per share:
  Basic and diluted............................                                        $(.97)
Weighted average shares used in unaudited pro
  forma net loss per share computation:
  Basic and diluted............................                                   22,723,546

------------
(1) In the years ended December 31, 2000 and 2001, stock-based compensation expenses included in operating expenses amounted to approximately:

                                                                2000         2001
------------------------------------------------------------------------------------
Research and development....................................  $ 98,000    $2,674,000
Sales and marketing.........................................    30,000       222,000
General administrative......................................    68,000     2,188,000
                                                              --------    ----------
                                                              $196,000    $5,084,000
                                                              ========    ==========

    No stock-based compensation expense was recognized in 1999.

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                  CONVERTIBLE PREFERRED
                                          STOCK               COMMON STOCK
                                  ---------------------       ------------        ADDITIONAL
                                  NUMBER OF     $0.01     NUMBER OF     $0.01       PAID-IN       DEFERRED     ACCUMULATED
                                   SHARES     PAR VALUE    SHARES     PAR VALUE     CAPITAL     COMPENSATION     DEFICIT
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998......   182,857     $1,829     1,285,667    $12,857       $115,308                  $(2,922,120)
 Exercise of common stock
   warrants.....................        --         --       50,000         500             --                           --
 Accretion of redeemable
   preferred stock to redemption
   value........................        --         --           --          --       (115,308)                    (439,271)
 Net loss.......................        --         --           --          --             --                   (2,137,450)
                                   -------     ------     ---------    -------    -----------                  ------------
Balance, December 31, 1999......   182,857      1,829     1,335,667     13,357             --                   (5,498,841)
 Stock issued for services......        --         --      162,000       1,620         46,980                           --
 Issuance of common stock for
   acquisition of Viacord.......        --         --      575,680       5,757        166,947                           --
 Exercise of common stock
   options......................        --         --          500           5            145                           --
 Accretion of redeemable
   preferred stock to redemption
   value........................                                                     (721,338)                  (1,828,361)
 Other stock compensation.......                                                      507,266     $(449,026)            --
 Amortization of deferred
   compensation.................                                                                     89,393             --
 Net loss.......................        --         --           --          --             --            --     (7,711,806)
                                   -------     ------     ---------    -------    -----------   ------------   ------------
Balance, December 31, 2000......   182,857      1,829     2,073,847     20,739             --      (359,633)   (15,039,008)
 Stock option exercises.........        --         --      289,395       2,894         88,922            --             --
 Issuance of common stock.......        --         --       64,637         646         99,455            --             --
 Stock options issued in
   connection with the
   Cerebrotec acquisition.......        --         --           --          --        493,932      (390,154)            --
 Stock options issued to
   collaborator.................        --         --           --          --        594,295            --             --
 Accretion of redeemable
   preferred stock to redemption
   value........................        --         --           --          --     (6,619,692)           --             --
 Other stock compensation.......        --         --           --          --     12,664,266   (10,469,249)            --
 Amortization of deferred
   compensation.................        --         --           --          --             --     2,295,145             --
 Net loss.......................        --         --           --          --             --            --    (22,133,493)
                                   -------     ------     ---------    -------    -----------   ------------   ------------
Balance, December 31, 2001......   182,857     $1,829     2,427,879    $24,279     $7,321,178   $(8,923,891)   $(37,172,501)
                                   =======     ======     =========    =======    ===========   ============   ============


                                  STOCKHOLDERS'
                                     DEFICIT
--------------------------------  -------------
Balance, December 31, 1998......   $(2,792,126)
 Exercise of common stock
   warrants.....................           500
 Accretion of redeemable
   preferred stock to redemption
   value........................      (554,579)
 Net loss.......................    (2,137,450)
                                  ------------
Balance, December 31, 1999......    (5,483,655)
 Stock issued for services......        48,600
 Issuance of common stock for
   acquisition of Viacord.......       172,704
 Exercise of common stock
   options......................           150
 Accretion of redeemable
   preferred stock to redemption
   value........................    (2,549,699)
 Other stock compensation.......        58,240
 Amortization of deferred
   compensation.................        89,393
 Net loss.......................    (7,711,806)
                                  ------------
Balance, December 31, 2000......   (15,376,073)
 Stock option exercises.........        91,816
 Issuance of common stock.......       100,101
 Stock options issued in
   connection with the
   Cerebrotec acquisition.......       103,778
 Stock options issued to
   collaborator.................       594,295
 Accretion of redeemable
   preferred stock to redemption
   value........................    (6,619,692)
 Other stock compensation.......     2,195,017
 Amortization of deferred
   compensation.................     2,295,145
 Net loss.......................   (22,133,493)
                                  ------------
Balance, December 31, 2001......  $(38,749,106)
                                  ============

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                               1999            2000            2001
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net loss................................................  $(2,137,450)    $(7,711,806)   $(22,133,493)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization.........................       76,428         922,505       2,193,754
    Stock-based compensation..............................           --         196,233       4,490,162
    Non-cash charge for stock options issued to
      collaborator........................................           --              --         594,295
    Changes in assets and liabilities:
      Accounts receivable.................................      (11,174)       (261,742)     (2,976,220)
      Prepaid expenses and other current assets...........       (5,907)        (90,799)       (434,414)
      Accounts payable....................................       86,953         821,707       1,049,254
      Accrued expenses....................................       20,598         494,279       1,060,893
      Deferred revenue....................................           --          92,810       1,910,629
                                                            -----------    ------------    ------------
         Net cash used in operating activities............   (1,970,552)     (5,536,813)    (14,245,140)
                                                            -----------    ------------    ------------
Cash flows from investing activities:
  Purchase of property and equipment......................     (190,224)     (1,574,833)     (2,391,090)
  Acquisition of Cerebrotec...............................           --              --         (86,132)
  Proceeds from maturities of investments.................           --       3,232,418       3,005,845
  Purchase of investments.................................   (3,979,183)             --     (39,601,820)
  Increase in other assets................................           --         (23,226)        (80,065)
                                                            -----------    ------------    ------------
         Net cash provided by (used in) investing
           activities.....................................   (4,169,407)      1,634,359     (39,153,262)
                                                            -----------    ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of redeemable convertible
    preferred stock, net..................................    5,945,139      59,230,353      14,921,206
  Proceeds from exercise of stock options.................          500             150          91,816
  Proceeds from issuance of common stock..................           --              --         100,101
  Restricted cash.........................................           --      (1,362,458)       (740,000)
  Proceeds from credit facilities.........................           --              --       1,350,000
  Repayments on credit facilities.........................           --              --        (397,164)
  Payments on capital lease principal.....................      (49,305)        (62,240)        (22,919)
                                                            -----------    ------------    ------------
         Net cash provided by financing activities........    5,896,334      57,805,805      15,303,040
                                                            -----------    ------------    ------------
Net increase (decrease) in cash and cash equivalents......     (243,625)     53,903,351     (38,095,362)
Cash and cash equivalents, beginning of year..............      880,192         636,567      54,539,918
                                                            -----------    ------------    ------------
Cash and cash equivalents, end of year....................     $636,567     $54,539,918     $16,444,556
                                                            ===========    ============    ============
Supplemental disclosures of cash flow information and
  noncash transactions:
  Interest paid...........................................      $14,355         $20,285         $93,669
  Acquisitions (see Note 3)...............................           --      $9,446,000        $752,000
  Purchase of equipment under capital lease...............      $16,820              --              --
  Accretion of redeemable convertible preferred stock.....     $554,579      $2,549,699      $6,619,692

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

ViaCell, Inc. (the "Company") was incorporated in the State of Delaware on September 2, 1994, as t.Breeders Inc. The Company was in the development stage until April 11, 2000, at which time the Company completed a merger with Viacord, Inc. ("Viacord"), an umbilical cord blood collection, processing and preserving company, and changed its name to ViaCell, Inc.

The Company is a fully integrated cellular medicine company focused on developing novel therapeutics for the treatment of human diseases and providing cord blood collection, testing, processing and storage services. The Company's research and development efforts are focused on the area of technology designed to selectively expand targeted cell types useful for cell therapy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION


The Company recognizes revenue from cord blood banking services in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". The Company receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Company freezes the units and stores them in a cryogenic freezer. Upon successful completion of collection, testing, screening and freezing services, the Company recognizes revenue from the processing fees. Revenue recognized from the collection, testing and freezing of cord blood units was $2,195,000 and $6,627,000 for the years ended December 31, 2000 and 2001, respectively. There was no processing fees revenue generated by the Company prior to its acquisition of Viacord.



Revenue from storage fees is recognized over the longer of the contractual period or the expected period of performance on a straight-line basis and amounted to approximately $199,000 and $442,000 for the years ended December 31, 2000 and 2001, respectively. There was no storage services revenue generated by the Company prior to its acquisition of Viacord.



To the extent the processing fees include both the collection, testing and freezing services and storage services, then the Company defers the fair value of the revenue related to the future storage services and recognizes the remainder of the revenue under the residual fair value approach.



Deferred revenues of $448,000 and $2,325,000 at December 31, 2000 and 2001, respectively, include the unearned portions of annual storage fees and deposits paid by customers.



The Company recognizes revenue from fixed-price research and development funding contracts as the work progresses using the percentage-of-completion method of accounting, based on the ratio of costs incurred to total estimated costs. Revenue from research contracts amounted to $229,000 for the year


--------------------------------------------------------------------------------

                                 VIACELL, INC.

ended December 31, 2001. There was no revenue generated from research contracts prior to the acquisition of Cerebrotec, Inc. in June 2001.


CASH, CASH EQUIVALENTS AND INVESTMENTS


The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. Investments with remaining maturities of 12 months or less are classified as short-term investments. Investment with maturities greater than 12 months are classified as long-term investments. Investments in debt securities are classified as either held-to-maturity or available-for-sale based on facts and circumstances at the time of purchase. Investments for which the Company has the positive intent and ability to hold to maturity, consisting primarily of marketable securities, are classified as held-to-maturity investments and are reported at amortized cost plus accrued interest, which approximates fair value. As of each balance sheet date presented all investments are classified as cash and cash equivalents or held-to-maturity. To date, the Company has not sold or transferred any investments classified as held-to-maturity and has not recorded any realized gains or losses on the sale of investments.



                                                 2000                           2001
                                     ----------------------------   ----------------------------
                                     AMORTIZED COST   FAIR VALUE    AMORTIZED COST   FAIR VALUE
                                     --------------   -----------   --------------   -----------
Cash and cash equivalents:
  Money market accounts............   $52,105,893     $52,105,893    $15,757,573     $15,757,573
  U.S. government securities.......     1,439,409       1,439,409        536,126         586,126
  Cash.............................       994,616         994,616        150,857         150,857
                                      -----------     -----------    -----------     -----------
          Total cash and cash
            equivalents............   $54,539,918     $54,539,918    $16,444,556     $16,444,556
                                      ===========     ===========    ===========     ===========
Short-term investments:
  U.S. government securities.......   $   746,765     $   749,250    $11,516,719     $11,709,576
  Corporate securities.............            --              --     20,416,467      20,509,012
                                      -----------     -----------    -----------     -----------
                                          746,765         749,250     31,933,186      32,218,588
Long-term investments:
  U.S. government securities.......            --              --      5,409,554       5,411,715
                                      -----------     -----------    -----------     -----------
          Total investments........   $   746,765     $   749,250    $37,342,740     $37,630,303
                                      ===========     ===========    ===========     ===========
Total cash, cash equivalents and
  investments......................   $55,286,683     $55,239,168    $53,787,296     $54,074,859
  Certificates of deposit
     (restricted)..................     1,362,458       1,382,450      2,102,458       2,102,458
                                      -----------     -----------    -----------     -----------
Total cash, cash equivalents,
  certificates of deposit
  (restricted) and investments.....   $56,649,141     $56,621,618    $55,889,754     $56,177,317
                                      ===========     ===========    ===========     ===========



As of December 31, 2000 and 2001, the gross unrealized holding gains on securities classified as held-to-maturity were $2,485 and $287,563, respectively. The Company held no securities classified as available-for-sale at either December 31, 2000 or December 31, 2001.


In connection with Company's commitments under various agreements (Notes 6 and 7) and one of the Company's operating bank accounts, the Company issued letters of credit collateralized by certificates of deposit that are classified as restricted cash on the accompanying balance sheet.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

All long term investments held to maturity are expected to mature in the first half of fiscal 2003.

ADVERTISING COSTS

Costs of media advertising are expensed at the time the advertising takes place. Advertising expense totaled $0, $68,000 and $1,463,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

FIXED ASSETS

Property and equipment are initially recorded at cost and depreciated over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the asset or the lease term, if shorter. The Company accounts for internal-use software and web-site development costs in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and classifies such costs as software within property and equipment.

At December 31, property and equipment consisted of:

                                                               2000         2001
------------------------------------------------------------------------------------
Software..................................................    $642,227    $1,552,290
Laboratory equipment......................................     981,427     1,275,518
Office and computer equipment.............................     407,333       721,369
Leasehold improvements....................................     193,421       376,447
Furniture and fixtures....................................      82,946       183,863
Construction in progress..................................     623,366       684,945
                                                            ----------   -----------
Property and equipment, gross.............................   2,930,720     4,794,432
Less: accumulated depreciation and amortization...........    (635,656)   (1,373,917)
                                                            ----------   -----------
Property and equipment, net...............................  $2,295,064    $3,420,515
                                                            ==========   ===========

Useful lives are as follows:

ASSET CLASSIFICATION                                          ESTIMATED USEFUL LIFE
-----------------------------------------------------------------------------------
Software                                                                  2-3 years
Laboratory equipment                                                     5-10 years
Office and computer equipment                                             3-5 years
Leasehold improvements                                                Life of lease
Furniture and fixtures                                                    5-7 years

Maintenance and repairs are charged to operating expenses as incurred. When assets are impaired or otherwise disposed of, the cost of these assets and related accumulated depreciation and amortization are eliminated from the balance sheet and any resulting gains or losses are included in operations in the period of disposal. Depreciation and amortization expense on fixed assets totaled approximately $76,000, $259,000 and $1,266,000 in the years ended December 31, 1999, 2000 and 2001, respectively.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

INTANGIBLE ASSETS

Intangible assets consist of trade names, customer base, assembled workforce and goodwill. Goodwill, which represents the excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, currently 10 years. For the years ended December 31, 2000 and 2001, amortization of goodwill and other intangible assets was $664,000 and $928,000, respectively. There was no intangible amortization expense for the year ended December 31, 1999. See Recent Accounting Pronouncements below.

RESEARCH AND DEVELOPMENT EXPENSES

The Company charges research and development expenses to operations as incurred. During the year ended December 31, 2001, research and development expenses included approximately $70,000 of costs associated with short-term research contracts.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive net loss is the same as reported net loss for all periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, short- and long-term investments, accounts receivable, accounts payable, capital lease obligations and notes payable to related party. The carrying values of these financial instruments approximates their fair value.

CONCENTRATION OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments, long-term investments, restricted cash and accounts receivable.

The Company provides most of its products and services to private individuals. Concentration of credit risk with respect to trade receivables balances is limited due to the diverse number of customers comprising the Company's customer base. The Company performs ongoing evaluations of its receivable balances and maintains reserves for potential credit loss.

The following table summarizes the activity in the Company's allowance for doubtful accounts receivable:

                                         BALANCE AT   ADDITIONS TO                 BALANCE
                                         BEGINNING     COSTS AND                   AT END
DESCRIPTION                              OF PERIOD      EXPENSES     DEDUCTIONS   OF PERIOD
-------------------------------------------------------------------------------------------
Allowance for doubtful accounts
  receivable:
Year ended December 31, 1999...........       $--           $--           $--          $--
Year ended December 31, 2000...........       $--       $72,160           $--      $72,160
Year ended December 31, 2001...........   $72,160       $79,635       $(1,595)    $150,200


The Company is subject to risks common to companies in the biopharmaceutical industry including, but not limited to, the successful development, manufacturing and commercialization of products, clinical trial uncertainty, fluctuations in operating results and financial risks, potential need for


--------------------------------------------------------------------------------

                                 VIACELL, INC.

additional funding, protection of proprietary technology and patent risks, compliance with government regulations, dependence on key personnel and collaborative partners, competition, technological and medical risks, customer demand, management of growth and effectiveness of marketing by the Company and by third parties.

The Company conducts its processing and storage of cord blood units under contractual arrangements with two vendors. Both contracts are scheduled to expire in 2002. The Company is currently constructing its own cord-blood processing and storage facility and expects to subcontract processing and storage with these vendors until the new facility is ready for use.

The cord blood collection, testing and processing services are currently subject to Food and Drug Administration (FDA) regulations requiring infectious disease testing. In the future, the Company will have to be registered as a cord blood banking service and list its products with FDA. The Company also will become subject to inspection by the FDA.

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance to reduce deferred tax assets to the amounts expected to be realized.

SEGMENT INFORMATION

The Company's management currently uses consolidated financial information in determining how to allocate resources and assess performance. The Company may organize our business into more discrete business units when and if it generates significant revenue from the sale of stem cell therapies. For these reasons, the Company has determined that it conducts operations in one business segment. Substantially all of the Company's revenue since inception has been generated in the US and all of its long-lived assets are located in the US.

STOCK-BASED COMPENSATION

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," in accounting for its employee stock options, and presents disclosure of pro forma information required under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), effective July 1, 2000. The adoption of FIN 44 did not have a material impact on the Company's financial statements.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

During years ended December 31, 2000 and 2001, in connection with the grant of stock options to employees, the Company recorded deferred stock compensation of approximately $449,000 and $10.9 million, respectively, representing the difference between the exercise price and the deemed fair value for financial reporting purposes of the Company's common stock on the date these stock options were granted. In 2000 and 2001, the Company issued 510,950 and 1,920,888 options, respectively, with an exercise price below deemed fair market value as subsequently determined. Deferred compensation is included as a reduction of stockholders' equity and is being amortized over the vesting period of the individual award, generally four years, consistent with the method prescribed in FASB Interpretation No. 28. During the years ended December 31, 2000 and 2001, the Company recorded amortization of deferred stock compensation of approximately $89,000 and $2.3 million, respectively, related to employee stock options. At December 31, 2001, approximately $8.9 million of deferred stock compensation related to employee stock options remained unamortized. There was no deferred stock compensation in the year ended December 31, 1999.

During the years ended December 31, 2000 and 2001, the Company recorded stock-based compensation expense of approximately $107,000 and $2.2 million, respectively, related to options granted to non-employees. In addition, the Company recorded approximately $594,000 of expense in connection with options issued to a scientific collaborator. (See Note 10.)

The Company expects to recognize amortization expense of deferred stock-based compensation related to employee options of approximately $4.1 million, $2.1 million, $1.1 million and $400,000 during the years ended December 31, 2002, 2003, 2004 and 2005, respectively. The remaining $1.2 million of deferred compensation relates to employee options that only vest upon achieving certain development milestones. The intrinsic value of these options will be charged to expense when and if the milestones are reached.

NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of common and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of the common shares issuable upon the exercise of stock options and warrants (using the treasury stock method) and upon the conversion of convertible preferred stock (using the if-converted method). Potentially dilutive common shares are excluded from the calculation if their effect is anti-dilutive.

The following sets forth the computation of basic and diluted net loss per share:

                                                             YEAR ENDED DECEMBER 31,
                                              1999           2000           2001
------------------------------------------------------------------------------------
Basic and diluted net loss per share:
  Net loss attributable to common
     stockholders........................  $(2,692,029)  $(10,261,505)  $(28,753,185)
                                           ===========   ============   ============
  Weighted average number of common
     shares outstanding..................    1,316,352      1,849,073      2,352,468
                                           ===========   ============   ============
Basic and diluted net loss per share.....       $(2.05)        $(5.55)       $(12.22)
                                           ===========   ============   ============

--------------------------------------------------------------------------------

                                 VIACELL, INC.

The following potentially dilutive securities were excluded because their effect was antidilutive:

                                                             YEAR ENDED DECEMBER 31,
                                                 -----------------------------------
                                                   1999         2000         2001
------------------------------------------------------------------------------------
Options........................................    139,000    2,073,950    3,935,258
Warrants.......................................    850,000      863,333      863,333
Convertible preferred stock....................  4,585,411   18,313,221   20,371,078

Pro forma net loss per share is computed assuming the conversion of all outstanding shares of convertible preferred stock, which will automatically convert into common stock upon an initial public offering, as if the shares converted at the original date of issuance.

The following sets forth the computation of pro forma net loss per share (unaudited):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  2001
--------------------------------------------------------------------------
Pro forma net loss:
  Net loss attributable to common stockholders..............  $(28,753,185)
  Accretion of preferred stock to redemption value..........     6,619,692
                                                              ------------
Pro forma net loss..........................................  $(22,133,493)
                                                              ============
Shares used in computing pro forma basic and diluted net
  loss per share:
  Weighted average number of common shares outstanding......     2,352,468
  Weighted average impact of assumed conversion of preferred
     stock at the beginning of the period...................    20,371,078
                                                              ------------
Shares used in computing pro forma basic net loss per
  share:....................................................    22,723,546
                                                              ============
Basic and diluted pro forma net loss per share..............        $(0.97)
                                                              ============

Potentially dilutive common shares of 4,798,591 related to the assumed exercise of the outstanding options and warrants were excluded from the pro forma diluted calculation because their effect would be antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB approved SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS 141 is generally effective for business combinations after June 2001. The Company will adopt SFAS 141 and 142 during the first quarter of fiscal year 2002. The adoption of these statements is expected to reduce amortization expense from the Viacord acquisition (See Note 3) by approximately $400,000 annually. The effects of any future impairment on the Company's financial position and results of operations are unknown.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance

--------------------------------------------------------------------------------

                                 VIACELL, INC.

sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. The Company believes that the adoption of SFAS 143 will not have a significant impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This Statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. The Company believes that the adoption of SFAS No. 144 will not have a significant impact on the Company's financial statements.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

The Board of Directors has authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission for the Company to sell shares of its common stock in an initial public offering. If the initial public offering contemplated by this Registration Statement is completed under the terms presently anticipated and yields aggregate gross proceeds of $50 million and a price per share of common stock of at least $12.00, all outstanding shares of convertible preferred stock at December 31, 2001 will convert into 20,371,078 shares of common stock. (See Note 12.) The unaudited pro forma presentation of stockholders' equity has been prepared assuming all outstanding preferred stock was converted into common stock at December 31, 2001.

RECLASSIFICATION

Certain prior-period amounts have been reclassified to conform with the current year's presentation.

3. ACQUISITIONS

ACQUISITION OF CEREBROTEC

In June 2001, the Company acquired all the outstanding shares of common stock of Cerebrotec, Inc. ("Cerebrotec"). The Company issued approximately 92,081 options to purchase common stock of the Company valued at approximately $494,000 and $6,000 in cash, in exchange for all the outstanding common stock and options of Cerebrotec. The Company also incurred acquisition costs of approximately $80,000 in connection with this purchase. The options issued were valued using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate.....................................   4.71%
Contract term...............................................      5
Expected volatility.........................................    110%
Dividend yield..............................................      0
Exercise price..............................................  $0.95
Fair market value at date of grant..........................  $5.80

The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Cerebrotec subsequent to June 2001, are included in the Company's consolidated statement of operations.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

The aggregate purchase price of $752,000 consists of the following:

Cash........................................................    $6,000
Options to purchase common stock............................   494,000
Liabilities assumed and acquisition costs...................   252,000
                                                              --------
          Total purchase price..............................  $752,000
                                                              ========

The purchase price was allocated based upon the fair value of the tangible and intangible assets acquired. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to future service periods of $390,000 has been allocated to deferred compensation in stockholders equity. The unvested portion is being amortized to operating expense over the remaining vesting period of approximately five years.

The purchase price has been allocated as follows:

Current assets..............................................   $37,000
Property and equipment......................................     8,000
Employment contracts........................................   317,000
Deferred compensation.......................................   390,000
                                                              --------
          Total assets acquired.............................  $752,000
                                                              ========

ACQUISITION OF VIACORD

In April 2000, the Company acquired all of the outstanding shares of common stock of Viacord, Inc. The Company issued 2,666,666 shares of series F redeemable convertible preferred stock valued at approximately $8,000,000 and issued 575,680 shares of common stock valued at approximately $173,000 for all outstanding capital stock of Viacord. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Viacord subsequent to April 11, 2000 are included in the Company's consolidated statement of operations.

The aggregate purchase price of $9,446,000 consists of the following:

Series F redeemable convertible preferred stock.............  $8,000,000
Common stock................................................     173,000
Liabilities assumed and acquisition costs...................   1,273,000
                                                              ----------
          Total purchase price..............................  $9,446,000
                                                              ==========

The purchase price was allocated based upon the fair value of the tangible and intangible assets acquired. These allocations represent the fair values. The appraisal incorporated proven valuation procedures and techniques in determining the fair value of each intangible asset. The purchase price has been allocated as follows:

DESCRIPTION                                                     AMOUNT      USEFUL LIFE
---------------------------------------------------------------------------------------
Property and equipment......................................    $304,000     10 years
Trade name..................................................   4,400,000     10 years
Customer base...............................................     500,000     10 years
Assembled workforce.........................................     100,000      3 years
Goodwill....................................................   4,142,000     10 years
                                                              ----------
          Total assets acquired.............................  $9,446,000
                                                              ==========

--------------------------------------------------------------------------------

                                 VIACELL, INC.

PRO FORMA RESULTS OF OPERATIONS (UNAUDITED)


The following unaudited pro forma combined results of operations for the Company assume that the Cerebrotec acquisition was completed as of January 1, 2000 and the Viacord acquisition was completed as of January 1, 1999:

                                              1999           2000           2001
------------------------------------------------------------------------------------
Total revenue............................   $2,300,000     $3,229,000     $7,394,000
Net loss.................................  $(4,177,000)   $(8,119,000)  $(22,104,000)

These pro forma amounts represent the historical operating results of Cerebrotec and Viacord prior to their dates of acquisition, combined with those of the Company with appropriate adjustments which give effect to amortization of intangible assets. These pro forma results are not necessarily indicative of operating results that would have occurred if Cerebrotec and Viacord had been operated by current management during the periods presented.

4. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                                        DECEMBER 31,
                                                             -----------------------
                                                                2000         2001
------------------------------------------------------------------------------------
Payroll and payroll related................................    $170,758     $470,018
Management incentive.......................................     272,430      381,066
Professional fees..........................................     204,830       96,509
Accrued marketing..........................................      27,800      390,312
Other......................................................     690,506    1,210,406
                                                             ----------   ----------
                                                             $1,366,324   $2,548,311
                                                             ==========   ==========

5. INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Under the SFAS No. 109, deferred tax assets or liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. Deferred income tax expense or credits are based on changes in the asset or liability from period to period. At December 31, 2001, the Company had net operating loss and research tax credit carryforwards of approximately $26,454,000 and $920,000, respectively, for financial reporting purposes, which may be used to offset future taxable income.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

The components of the net deferred tax asset with the approximate income tax effect of each type of carryforward, credit and temporary difference are as follows:

                                                             2000           2001
------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
  Net operating loss carryforwards......................   $4,052,000    $10,781,000
  Tax credit carryforwards..............................      619,000      1,225,000
  Temporary differences.................................      235,000      3,172,000
                                                          -----------   ------------
                                                            4,906,000     15,178,000
  Less: valuation allowance.............................   (3,038,000)   (13,520,000)
  Net deferred tax assets...............................    1,868,000      1,658,000
DEFERRED TAX LIABILITIES
  Intangible assets.....................................   (1,868,000)    (1,658,000)
                                                          -----------   ------------
          Net deferred taxes............................  $        --   $         --
                                                          ===========   ============

The Company has recorded a full valuation allowance against its deferred tax assets because, based on the weight of available evidence, the Company believes it is more likely than not that the deferred tax assets will not be realized in the near future. The carryforwards expire through 2021 and are subject to review and possible adjustment by the Internal Revenue Service. The Internal Revenue Code contains provisions that may limit the net operating loss and research tax credit carryforwards in the event of certain changes in the ownership interests of significant stockholders.

6. LONG-TERM OBLIGATIONS

The Company has the following debt outstanding as of December 31, 2001 and 2000:

                                                                       DECEMBER 31,
                                                              ---------------------
                                                                2000        2001
-----------------------------------------------------------------------------------
Debt facility loans.........................................  $405,976   $1,358,812
Capital lease obligations...................................    34,563       11,644
                                                              --------   ----------
                                                               440,539    1,370,456
Less: current portion.......................................  (161,843)    (572,464)
                                                              --------   ----------
                                                              $278,696     $797,992
                                                              ========   ==========

DEBT FACILITY

In June 2000, the Company entered into a $500,000 equipment term loan agreement with a bank. Borrowings of approximately $449,000 were made under this agreement and accrue interest at the prime rate (4.75% at December 31, 2001) plus 1.5% per annum and are collateralized by the equipment purchased. Monthly interest and principal payments are due through August 2003. Approximately $406,000 and $259,000 were outstanding under this loan as of December 31, 2000 and 2001, respectively.

In connection with this credit facility, we entered into a negative pledge agreement with Silicon Valley Bank that, among other things, precludes us from rolling, transferring, assigning, mortgaging, leasing, granting a security interest in or encumbering any of our intellectual property. The negative pledge

--------------------------------------------------------------------------------

                                 VIACELL, INC.

agreement, however, does not preclude us from granting a license or sublicense in the ordinary course of our business.

In November 2000, the equipment term loan agreement discussed above was modified to provide the Company with an additional $1,000,000 of financing under a term loan agreement. The term loan agreement bears interest at the bank's prime lending rate (4.75% at December 31, 2001). Borrowings under the term loan agreement are payable in twelve equal quarterly installments of principal plus accrued interest through March 2004 and are collateralized by a $1,000,000 letter of credit, which is secured by a $1,000,000 certificate of deposit that is classified as restricted cash on the accompanying balance sheet as of December 31, 2001. The Company had approximately $0 and $750,000 of borrowings under this term loan agreement as of December 31, 2000 and 2001, respectively.

In October 2001, the equipment term loan agreement discussed above was modified to provide the company with an additional $350,000 equipment term loan agreement with the same bank. The term loan agreement bears interest at the bank's prime lending rate (4.75% at December 31, 2001). Borrowings under the term loan agreement are payable in twelve equal quarterly installments of principal plus accrued interest through April 2005 and are collateralized by a $350,000 letter of credit, which is secured by a $350,000 certificate of deposit that is classified as restricted cash on the accompanying balance sheet as of December 31, 2001. In December 2001, the Company borrowed the entire $350,000 available under the term loan agreement.

The debt facility agreement contains restrictive covenants; under the terms of the agreements the Company must maintain a quick ratio of 1.5 to 1 and a sufficient cash balance to fund 4 months of cash burn. The Company is not in breach of any of these covenants as at December 31, 2001.

NOTE PAYABLE TO RELATED PARTY

As of December 31, 2000 and 2001, the Company owed $215,247 to a stockholder and former landlord under a term note which is due on December 31, 2002 and accrues interest at 6% per annum.

CAPITAL LEASE OBLIGATIONS

The Company leases scientific equipment under lease agreements that qualify for capitalized treatment under SFAS No. 13, Accounting for Leases.

Accumulated amortization of items under capital lease totaled approximately $76,000 and $111,000 in the years ended December 31, 2000 and 2001, respectively.

At December 31, 2001, payments of principal and interest on existing debt were due as follows:

FISCAL YEAR ENDING DECEMBER 31,
2002........................................................    $645,664
2003........................................................     580,504
2004........................................................     209,236
                                                              ----------
Total payments..............................................   1,435,404
  Less: interest............................................     (64,948)
                                                              ----------
Total debt..................................................   1,370,456
  Less: current portion.....................................    (572,464)
                                                              ----------
Total long-term debt........................................    $797,992
                                                              ==========

--------------------------------------------------------------------------------

                                 VIACELL, INC.

7. COMMITMENTS AND CONTINGENCIES

LEASES

The Company conducts its operations in leased facilities under noncancelable operating leases expiring through 2005.

Future minimum rental payments under the operating leases are approximately as follows:

YEAR ENDING DECEMBER 31,
2002........................................................  $1,220,906
2003........................................................     952,844
2004........................................................     665,097
2005........................................................      93,218
                                                              ----------
          Total lease payments..............................  $2,932,065
                                                              ==========

Rent expense was approximately $174,000, $458,000 and $861,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

In connection with the above commitments, the Company has issued letters of credit totaling approximately $362,000 as security against these leases. These letters of credit are collateralized by certificates of deposit that are classified as restricted cash on the accompanying balance sheets as of December 31, 2000 and 2001 and decrease to $296,000 and $229,000 in February 2003 and August 2003, respectively.

AGREEMENTS


In October 2001, the Company entered into a research collaboration agreement and stock option agreement with Genzyme Corporation, acting through its General Division (Genzyme). Under the terms of the research agreement the Company is required to use diligent efforts to test the effect of Genzyme's proprietary stem cell stimulant on the growth of hematopeietic stem cells in the Company's Selective Amplification process. The Company and Genzyme have committed personnel to conduct this research project. The agreement expires in October 2002, but may be extended to January 2003 under certain circumstances as defined in the agreement. As disclosed in footnote 10, under the stock option agreement the Company granted an option to Genzyme to purchase an aggregate of $3,000,000 of shares of Series I preferred stock or such other series of preferred stock most recently issued by the Company at the time of exercise of the option. One half of the option is exercisable at any time after issuance. This portion had a fair value of $594,000 and was recorded as research and development expense at the time of issuance. The remaining portion vests based on the achievement of certain milestones. As disclosed in Note 12, Genzyme exercised the vested portion in January 2002 to purchase series I preferred stock and the Company and Genzyme mutually agreed to terminate the remaining portion of the option.



In May 2001, the Company entered into an option agreement with Massachusetts Institute of Technology (MIT) for an exclusive license to patent applications covering a novel molecule synthesized by Dr. Sasisekharan called dimerized fibroblast growth factor (dFGF). The Company paid $15,000 in connection with the option agreement, which the Company has elected to exercise and which expires in April 2002. The Company is currently negotiating the terms of the exclusive license to dFGF.



In June 2001, the Company obtained an exclusive license to two US patents and four US patent applications owned by Massachusetts General Hospital (MGH) covering methods and compositions for promoting neurological recovery. In connection with this MGH license, ViaCell is obligated to pay


--------------------------------------------------------------------------------

                                 VIACELL, INC.

minimum royalties of $10,000 for each of the years ended December 31, 2001 through 2003, $20,000 for each of the years ended December 31, 2004 through 2007 and $40,000 for each of the years subsequent to December 31, 2007. In addition, the Company will make payments upon the achievement of certain milestones totalling a minimum of $1,000,000.


The Company has entered into an agreement to use not more than $4,000,000 to fund stem cell research and development programs conducted in Singapore.


The Company has entered into employment agreements that provide for severance payments to certain of its employees. Some of these agreements provide for the accelerated vesting stock options upon termination and/or change in control, as defined by the agreements. In addition to employment agreements with two of the Company's officers provide for the accelerated vesting of 487,500 stock options upon the closing of an initial public offering resulting in gross proceeds to the Company of $20,000,000 and a per share price of at least $12 if such offering occurs prior to June 1, 2002; the Company does not anticipate incurring a compensation charge associated with the accelerated vesting of stock options in connection with an Initial Public Offering.


LITIGATION

The Company periodically becomes subject to legal proceedings and claims arising in connection with its business. The Company does not believe that there were any asserted claims against it as of December 31, 2001 which, if adversely decided, would have a material adverse effect on results of operations, financial condition or liquidity.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE PREFERRED STOCK

The Company's redeemable convertible preferred stock is carried at redemption value and consists of the following as of December 31, 2000 and 2001, respectively:

                                                             REDEMPTION VALUE AT
                                                                DECEMBER 31,
                                                          -------------------------
                                                             2000          2001
-----------------------------------------------------------------------------------
Series C, $0.01 par value:
  Authorized, issued and outstanding; 919,220 shares....   $1,150,251    $1,242,271
Series D, $0.01 par value:
  Authorized, issued and outstanding; 1,500,000
     shares.............................................    2,815,500     3,040,740
Series E, $0.01 par value:
  Authorized, issued and outstanding; 1,983,334
     shares.............................................    6,730,113     7,268,522
Series F, $0.01 par value:
  Authorized, issued and outstanding; 2,666,666
     shares.............................................    8,469,331     9,146,877
Series G, $0.01 par value:
  Authorized, issued and outstanding; 3,666,667
     shares.............................................   11,645,334    12,576,961
Series H, $0.01 par value:
  Authorized, 7,835,922 shares; issued and outstanding;
     7,577,334 shares...................................   48,916,646    52,829,978
Series I, $0.01 par value:
  Authorized, 3,125,000 shares; issued and outstanding
     1,875,000 shares...................................           --    15,162,722
                                                          -----------  ------------
Total redeemable convertible preferred stock............  $79,727,175  $101,268,071
                                                          ===========  ============

The Company's convertible preferred stock consists of the following as of December 31, 2001 and 2000, respectively:

                                                               2000    2001
----------------------------------------------------------------------------
Series A, $0.01 par value:
  Authorized, issued and outstanding--100,000 shares
     (liquidation preference of $100,000 at December 31,
     2000 and 2001).........................................  $1,000  $1,000
Series B, $0.01 par value:
  Authorized, issued and outstanding--82,857 shares
     (liquidation preference of $145,000 at December 31,
     2000 and 2001).........................................     829     829
                                                              ------  ------
          Total convertible preferred stock.................  $1,829  $1,829
                                                              ======  ======

The Company's Board of Directors has authorized 22,125,000 shares of $0.01 par value preferred stock.

On June 1, 1999, the Company issued 1,983,334 shares of its series E convertible preferred stock at $3.00 per share for total gross proceeds to the Company of approximately $5,950,000. In connection with the sale, the Company issued warrants to purchase up to 100,000 shares of the Company's common stock at an exercise price of $1.50 per share. The value of these warrants was not material.

In connection with the April 2000 acquisition of Viacord as discussed in Note 3, the Company authorized and issued 2,666,666 shares of $0.01 par value series F convertible preferred stock. Upon

--------------------------------------------------------------------------------

                                 VIACELL, INC.

closing of the merger, the Company also issued 3,666,667 shares of $0.01 par value series G convertible preferred stock at $3.00 per share to three venture capital investors in exchange for gross proceeds of $11,000,000.

On November 10, 2000, the Company issued 7,577,334 shares of series H convertible preferred stock at $6.38 per share and received proceeds of approximately $48,200,000, net of $120,000 of financing costs.

On October 25, 2001, the Company issued 1,875,000 shares of series I convertible preferred stock and received proceeds of approximately $15,000,000, net of $79,000 of financing costs. In addition, the Company may sell and issue an additional 375,0000 shares of series I convertible preferred stock for $8.00 per share pursuant to an option agreement dated October 25, 2001 (see Note 10).

The rights and privileges of Series A, B, C, D, E, F, G, H and I convertible preferred stock are as follows:

DIVIDENDS

The holders of series H and I convertible preferred stock are entitled to receive cumulative dividends at a rate of 8% per year if, when and as declared by the Company's Board of Directors or upon liquidation, dissolution, or winding-up of the corporation before any dividends can be paid to the common stockholders or any other preferred stock holder.

The holders of series C, D, E, F and G convertible preferred stock are entitled to receive cumulative dividends at a rate of 8% per year if, when and as declared by the Company's Board of Directors or upon redemption, dissolution, or winding-up of the corporation before any dividends can be paid to the common stockholders.

LIQUIDATION, DISTRIBUTION, OR WINDING-UP

In the event of voluntary or involuntary liquidation, dissolution, or winding-up, the holders of series A, B, C, D, E, F, G, H and I convertible preferred stock are entitled to be paid out of the assets available for distribution, in preference to holders of common stock, the greater of (i) an amount equal to $1.00, $1.75, $1.00, $1.50, $3.00, $3.00, $3.00, $6.38 and $8.00
per share, respectively, plus all dividends accrued or declared but unpaid or
(ii) an amount per share as would have been payable had each share been convertible into common stock immediately prior to such liquidation, dissolution or winding-up, plus any dividends declared or accrued but unpaid on such common stock. If assets of the Company available for distribution are insufficient for payment, the holders of series H and I convertible preferred stock shall be paid first. After payment is made in full to the holders of Series H and I, the holders of Series C, D, E, F and G shall share in distribution ratably in proportion to their aggregate liquidation preference amounts. Remaining funds will be distributed to the holders of series A and B preferred stock before distribution is made to common stockholders.

VOTING RIGHTS

Each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holders' shares of preferred stock are then convertible.

CONVERSION

All shares of preferred stock are convertible at the option of the holder into common stock on a one-for-one basis, adjustable for certain dilutive events, as defined in the Company's Certificate of Incorporation. All outstanding shares of preferred stock will automatically be converted into common

--------------------------------------------------------------------------------

                                 VIACELL, INC.

stock upon the closing of the sale of shares of common stock at a price per share of at least $12.76 in a public offering in which the Company receives aggregate gross proceeds of at least $50,000,000, if such offering occurs on or before February 9, 2002. If such an offering occurs after February 9, 2002, the shares of preferred stock will automatically be converted into common stock only if the price per share in such offering is at least $15.95. (See Note 12.)

REDEMPTION

At the written request of at least 60% of the then outstanding shares of series C, D, E, F, G, H and I preferred stock made any time on or after November 26, 2005, the Company will redeem each then outstanding share of series C, D, E, F, G, H and I preferred stock for an amount equal to the original issue price plus all accumulated and unpaid dividends accrued with respect to each such share since the original issue date of the share.

9. WARRANTS

In November 1997, in connection with the issuance of series D preferred stock the Company issued warrants to certain stockholders to purchase 750,000 shares of the Company's common stock at a price per share of $1.50. These warrants vested 100% on the date of grant and are exercisable through November 12, 2007. The value ascribed to these warrants was not material.

In May 1999, in connection with the issuance of series E preferred stock, the Company issued a warrant to a shareholder to purchase 100,000 shares of the Company's common stock at a price per share of $1.50. The warrant vested 100% on the date of grant and is exercisable through May 21, 2009. The value ascribed to these warrants was not material.

In February 2000, the Company issued a warrant to purchase 13,333 shares of the Company's common stock at an exercise price of $3.00 per share to a landlord. The warrant vested 100% on the date of grant and is exercisable through February 24, 2010. The value ascribed to these warrants was not material (see Note 12).

10. STOCK OPTIONS

The ViaCell, Inc. Amended and Restated 1998 Equity Incentive Plan (the Plan), which was adopted on February 12, 1998, provides for the granting of incentive and nonqualified stock options to purchase an aggregate of 4,000,000 shares of common stock to employees, consultants and directors of the Company. Incentive stock options may only be granted to employees of the Company. The exercise price of each option is determined by the Board of Directors. The exercise price of each incentive stock option, however, may not be less than the fair market value of the stock on the date of grant, as determined by the Board of Directors.

Options granted under the Plan generally vest over a period of four years and expire ten years from the grant date. At December 31, 2001, 439,742 shares were available for future grant under the Plan (see Note 12).

--------------------------------------------------------------------------------

                                 VIACELL, INC.

Information with respect to option activity is as follows:


                                                                                         WEIGHTED
                                   NUMBER OF     NUMBER OF                                AVERAGE
                                     OPTIONS       OPTIONS       EXERCISE    AGGREGATE   EXERCISE
                                  AUTHORIZED   OUTSTANDING          PRICE        PRICE      PRICE
-------------------------------------------------------------------------------------------------
Outstanding, December 31,
  1998.........................     300,000       129,000    $0.10 - 0.15      $19,350    $0.15
  Granted......................                    10,000            0.30        3,000     0.30
                                 ----------     ---------    ------------   ----------    -----
Outstanding, December 31,
  1999.........................     300,000       139,000     0.10 - 0.30       22,350     0.16
  Authorized...................   3,700,000
  Granted......................                 1,952,700     0.30 - 0.75      605,337     0.31
  Exercised....................                      (500)           0.30         (150)    0.30
  Canceled.....................                   (17,250)           0.30       (5,175)    0.30
                                 ----------     ---------    ------------   ----------    -----
Outstanding, December 31,
  2000.........................   4,000,000     2,073,950     0.10 - 0.75      622,362     0.30
  Granted......................                 1,920,888     0.30 - 2.00    2,637,568     1.37
  Exercised....................                  (289,395)    0.15 - 0.75      (91,815)    0.32
  Canceled.....................                  (144,435)    0.15 - 0.95     (100,632)    0.69
                                 ----------     ---------    ------------   ----------    -----
Outstanding, December 31,
  2001.........................   4,000,000     3,561,008    $0.10 - 2.00   $3,066,894    $0.86
                                 ==========     =========    ============   ==========    =====
Exercisable, December 31,
  1999.........................                    83,550    $0.10 - 0.30      $13,368    $0.16
                                                =========    ============   ==========    =====
Exercisable, December 31,
  2000.........................                   276,120    $0.10 - 0.30      $66,269    $0.24
                                                =========    ============   ==========    =====
Exercisable, December 31,
  2001.........................                   667,426    $0.10 - 0.95     $204,880    $0.34
                                                =========    ============   ==========    =====



      OPTIONS OUTSTANDING AT DECEMBER 31, 2001   OPTIONS EXERCISABLE AT
----------------------------------------------        DECEMBER 31, 2001
                           WEIGHTED              ----------------------
                            AVERAGE   WEIGHTED                 WEIGHTED
                          REMAINING    AVERAGE                  AVERAGE
EXERCISE   NUMBER OF    CONTRACTUAL   EXERCISE    NUMBER OF    EXERCISE
   PRICE      SHARES   LIFE (YEARS)      PRICE       SHARES       PRICE
-----------------------------------------------------------------------
 $0.10        50,000           5.86      $0.10     50,000         $0.10
  0.15        57,500           1.85       0.15     56,000          0.15
  0.30     1,599,575           8.40       0.30    487,487          0.30
  0.75       100,060           9.07       0.75      6,259          0.75
  0.95       961,328           9.52       0.95     67,680          0.95
  2.00       792,545           9.95       2.00         --            --
           ---------       --------    -------    -------       -------
           3,561,008           8.92      $0.86    667,426         $0.34
           =========       ========    =======    =======       =======


ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plan under APB Opinion No.
25. SFAS No. 123, establishes the fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative for options granted to employees and directors under SFAS No. 123, which requires disclosure of the pro forma effects on earnings as if SFAS No. 123 had been adopted, as well as certain other information. Options granted to scientific advisory board members and other nonemployees are recorded at fair value based on the fair value measurement criteria of paragraphs 8-12 of SFAS No. 123 and EITF Issue No. 96-18.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted to employees and Directors of the Company as of December 31, 1999, 2000 and 2001 using the Black-Scholes option pricing model prescribed by SFAS No. 123.

The assumptions used for the years ended December 31, 1999, 2000 and 2001 are as follows:

                                                                        DECEMBER 31,
                                                         ---------------------------
                                                            1999      2000      2001
------------------------------------------------------------------------------------
Risk-free interest rates...............................      6.0%   5% - 7%        5%
Expected lives.........................................  5 years   5 years   5 years
Expected volatility....................................        0%        0%        0%
Dividend yield.........................................        0%        0%        0%
Weighted average remaining contractual life of options
  outstanding..........................................     4.99      9.13      8.91
Weighted average fair value of grants..................    $0.04     $0.23     $0.86
                                                         =======   =======   =======

The effect of applying SFAS No. 123 would be as follows:

                                                                        DECEMBER 31,
                                           -----------------------------------------
                                                  1999           2000           2001
------------------------------------------------------------------------------------
Net loss attributable to common
  stockholders...........................  $(2,692,029)  $(10,261,505)  $(28,753,185)
                                           ===========   ============   ============
Pro forma net loss attributable to common
  stockholders...........................   (2,694,022)   (10,271,727)   (28,766,261)
                                           ===========   ============   ============
Basic and diluted net loss per share:
  As reported............................       $(2.05)        $(5.55)       $(12.22)
                                           ===========   ============   ============
  Pro forma..............................       $(2.05)        $(5.56)       $(12.23)
                                           ===========   ============   ============

In October 2001, ViaCell granted a stockholder an option, issued outside the Plan, to acquire up to an aggregate of $3,000,000 of shares of series I preferred stock or such other series of preferred stock most recently issued by the Company at the time of exercise of the option. One half of the option is exercisable at any time after issuance of the option but prior to its expiration. This portion of the option had a fair value of $594,000 and was recorded as a research and development expense at the grant date. The fair value of this option was estimated at the time of issuance using the Black-Scholes option pricing model and assuming a dividend yield of 8%, expected volatility of 110% and a risk-free interest rate of 4.71%. One half of the option becomes exercisable upon achievement of certain milestones and will be accounted for based upon the value at the time such milestones are reached.

11. EMPLOYEE BENEFIT PLAN

The Company maintains a qualified 401(k) retirement savings plan (the "401(k) Plan") covering all employees. Under the 401(k) Plan, the participants may elect to defer a portion of their compensation, subject to certain limitations. Company matching contributions by be made at the discretion of the Board of Directors. There have been no discretionary contributions made by the Company to the 401(k) Plan to date.

--------------------------------------------------------------------------------

                                 VIACELL, INC.

12. SUBSEQUENT EVENTS


In February 2002, PharmaStem Therapeutics, Inc. (PharmaStem) filed a lawsuit against the Company and seven other cord blood banking businesses for the infringement of certain patents relating to the cryo preservation of umbilical cord blood for therapeutic uses. The Company believes it has meritorious defences and intends to contest the lawsuit vigorously. The Company is planning to deny PharmaStem's claim of patent infringement and asserting that PharmaStem's patents are invalid. While outcome of the lawsuit is uncertain, the Company does not believe that the lawsuit will have a material impact on its financial results.



In March 2002, the Company entered into a license agreement with Massachusetts General Hospital (MGH) under which the Company receives exclusive, worldwide rights to make, have made, use, sell, offer for sale, and import products based on patents (currently pending) covering inventions of Dr. Joel Habener pertaining to pancreatic stem cells for treatment of diabetes. In exchange for these rights, as part of this agreement, the Company has committed to spend up to $2 million in the first 18 months of the agreement to achieve a defined set of research objectives which support pre-clinical development of a pancreatic stem cell product for the treatment of diabetes. Under this agreement, the Company is obligated to reimburse MGH for $41,477 in patent costs incurred to date. In addition, the Company shall pay certain amounts to MGH upon the achievement of certain milestones defined in the agreement totalling a minimum of $900,000 and shall pay royalties to MGH upon commercial sale of products covered under the license. Annual minimum payments of $30,000 per year shall be paid to MGH for each of the calendar years beginning July 2004.


In January 2002, the Company entered into a marketing agreement under which the Company is committed to spend $750,000 over a 15 month period.

In January 2002, the Company issued 187,500 shares of series I preferred stock for an aggregate price of $1,500,000 upon the exercise of an option. In connection with this exercise, the optionholder and the Company mutually agreed to terminate the remaining portion of the option. In addition, warrants to purchase 13,333 shares of common stock for $3.00 per share were exercised in January 2002.

In January 2002, the Board of Directors of the Company adopted, subject to stockholders' approval, the employee stock purchase plan. Under the employee stock purchase plan, employees will be able to purchase shares of common stock at a discount from fair market value. The Board of Directors also authorized, subject to stockholders' approval, an increase to the number of shares of common stock available for issuance in connection with the Company's Equity Incentive Plan to 5,000,000.

In January 2002, the Board of Directors approved an amendment to the Certificate of Incorporation providing that upon the closing of a sale of shares of the Company's common stock resulting in at least $50,000,000 of gross proceeds at a price of at least $12.00 before December 31, 2002, or $15.95 thereafter, all designated Preferred Stock shall automatically be converted into shares of common stock. This amendment is subject to stockholder approval.


In January 2002, the Company executed two sponsored research agreements with Massachusetts General Hospital, one relating to amyotrophic lateral sclerosis
(ALS) research and the other relating to muscular dystrophy research. Pursuant to these two agreements, the Company will fund Dr. Brown's work in these areas for the next twelve months, complementing our internal development efforts in ALS and muscular dystrophy and potentially providing us with new intellectual property. The agreements require that the Company pay approximately $200,000 to Massachusetts General Hospital and that the Company provide cord blood stem cells expanded through Selective Amplification to Dr. Brown for experiments in mouse models of ALS and muscular dystrophy. These two agreements expire in January 2003.


--------------------------------------------------------------------------------

Viacord, Inc.
Index to financial statements



Report of Independent Public Accountants....................  F-29
Balance Sheets..............................................  F-30
Statements of Operations....................................  F-31
Statements of Stockholders' Deficit.........................  F-32
Statements of Cash Flows....................................  F-33
Notes to Financial Statements...............................  F-34


--------------------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders of Viacord, Inc:

We have audited the accompanying balance sheets of Viacord, Inc. (a Delaware corporation) as of December 31, 1999 and April 11, 2000 and the related statements of operations, stockholders' deficit and cash flows for the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viacord, Inc. as of December 31, 1999 and April 11, 2000 and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts
March 15, 2001

--------------------------------------------------------------------------------

                                 VIACORD, INC.

                                 BALANCE SHEETS

                                                              DECEMBER 31,   APRIL 11,
                                                                  1999          2000
---------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash......................................................      $89,690      $117,119
  Accounts receivable, net of reserves of $45,000 and
    $54,600 at December 31, 1999 and April 11, 2000,
    respectively............................................      152,841       125,962
  Prepaid expenses and other current assets.................       43,177       126,903
                                                              -----------    ----------
         Total current assets...............................      285,708       369,984
                                                              -----------    ----------
Property and Equipment, at cost:
  Office and computer equipment.............................      167,755       207,926
  Laboratory equipment......................................      197,267       197,267
  Leasehold improvements....................................       37,206        37,206
                                                              -----------    ----------
                                                                  402,228       442,399
  Less -- Accumulated depreciation and amortization.........      166,972       182,645
                                                              -----------    ----------
                                                                  235,256       259,754
                                                              -----------    ----------
Other Assets................................................        8,165         8,165
                                                              -----------    ----------
                                                                 $529,129      $637,903
                                                              ===========    ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
  Accounts payable..........................................     $457,659      $513,678
  Accrued expenses..........................................      134,826       313,997
  Deferred revenue..........................................      264,789       261,875
                                                              -----------    ----------
         Total current liabilities..........................      857,274     1,089,550
                                                              -----------    ----------
Note Payable to Officer (Note 5)............................      200,000            --
Long-term deferred revenue..................................       67,165        92,815
                                                              -----------    ----------
Total liabilities...........................................    1,124,439     1,182,365
                                                              -----------    ----------
Commitments (Note 4)
Stockholders' Deficit:
  Common stock, $0.01 par value --
    Authorized -- 1,000,000 shares
    Issued and outstanding -- 100,000 and 102,278 shares at
     December 31, 1999 and April 11, 2000, respectively.....        1,000         1,021
  Additional paid-in capital................................    5,360,187     5,615,256
  Accumulated deficit.......................................   (5,956,497)   (6,160,739)
                                                              -----------    ----------
         Total stockholders' deficit........................     (595,310)     (544,462)
                                                              -----------    ----------
                                                                 $529,129      $637,903
                                                              ===========    ==========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                 VIACORD, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED     PERIOD ENDED
                                                              DECEMBER 31,     APRIL 11,
                                                                  1999            2000
------------------------------------------------------------------------------------------
Revenues....................................................   $2,300,186       $708,385
Cost of revenues............................................      942,011        278,967
                                                              -----------      ---------
          Gross profit......................................    1,358,175        429,418
                                                              -----------      ---------
Operating Expenses:
  General and administrative................................    1,505,490        549,949
  Selling and marketing.....................................      947,413         75,105
  Research and development..................................       40,919          8,927
                                                              -----------      ---------
          Total operating expenses..........................    2,493,822        633,981
                                                              -----------      ---------
          Loss from operations..............................   (1,135,647)      (204,563)
Other (expense) income, net.................................       (8,569)           321
                                                              -----------      ---------
          Net loss..........................................  $(1,144,216)     $(204,242)
                                                              ===========      =========
          Net loss per share, basic and diluted.............      $(11.44)        $(2.04)
                                                              ===========      =========
          Weighted average shares outstanding basic and
            diluted.........................................      100,000        100,021
                                                              ===========      =========

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                                 VIACORD, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                   COMMON STOCK
                                                   ------------        ADDITIONAL
                                               NUMBER OF     $0.01       PAID-IN     ACCUMULATED    STOCKHOLDER'S
                                                SHARES     PAR VALUE     CAPITAL       DEFICIT         DEFICIT
                                               ---------   ---------   -----------   ------------   -------------
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998...................   100,000     $1,000         $49,900   $(4,812,281)    $(4,761,381)
  Forgiveness of amounts payable by Company
    to principal stockholder.................        --         --       4,848,545            --       4,848,545
  Contribution from officer..................        --         --         461,742            --         461,742
  Net loss...................................        --         --              --    (1,144,216)     (1,144,216)
                                                -------     ------     -----------   ------------   ------------
Balance, December 31, 1999...................   100,000      1,000       5,360,187    (5,956,497)       (595,310)
  Exchange of note payable and accrued
    interest due to officer for common
    stock....................................     2,078         21         207,811            --         207,832
  Contribution from officer..................        --         --          47,258            --          47,258
  Net loss...................................        --         --              --      (204,242)       (204,242)
                                                -------     ------     -----------   ------------   ------------
Balance, April 11, 2000......................   102,078     $1,021      $5,615,256   $(6,160,739)      $(544,462)
                                                =======     ======     ===========   ============   ============

The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------

                                 VIACORD, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED     PERIOD ENDED
                                                              DECEMBER 31,     APRIL 11,
                                                                  1999            2000
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net loss..................................................  $(1,144,216)    $  (204,242)
  Adjustments to reconcile net loss to net cash (used in)
    provided by operating activities --
    Depreciation and amortization...........................       66,294          15,673
    Changes in assets and liabilities --
      Accounts receivable...................................          184          26,879
      Prepaid expenses and other current assets.............       (7,676)        (75,894)
      Accounts payable......................................      247,766          56,019
      Accrued expenses......................................       88,525         179,171
      Deferred revenue......................................      298,401          22,736
                                                              -----------     -----------
         Net cash (used in) provided by operating
           activities.......................................     (450,722)         20,342
                                                              -----------     -----------
Cash Flows from Investing Activities:
  Purchase of property and equipment, net...................     (177,897)        (40,171)
  Increase in other assets..................................       (5,194)             --
                                                              -----------     -----------
         Net cash used in investing activities..............     (183,091)        (40,171)
                                                              -----------     -----------
Cash Flows from Financing Activities:
  Contribution from officer.................................      461,742          47,258
  Proceeds from issuance of notes payable...................      200,000              --
                                                              -----------     -----------
         Net cash provided by financing activities..........      661,742          47,258
                                                              -----------     -----------
Net Increase in Cash........................................       27,929          27,429
Cash, beginning of period...................................       61,761          89,690
                                                              -----------     -----------
Cash, end of period.........................................  $    89,690     $   117,119
                                                              ===========     ===========
Supplemental Disclosure of Noncash Financing Activities:
  Forgiveness of amounts payable by Company to principal
    stockholder.............................................  $ 4,848,545     $        --
                                                              -----------     -----------
  Conversion of note payable and accrued interest due to
    officer in exchange for common stock....................  $        --     $   207,811
                                                              ===========     ===========

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------

                                 VIACORD, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 APRIL 11, 2000

(1) ORGANIZATION

Viacord, Inc. (the Company) was incorporated in the State of Delaware on June 15, 1993. The Company collects, processes and preserves umbilical cord blood.

Principal risks to the Company include the ability of the Company to obtain adequate financing to fund future operations, dependence on key individuals and competition from substitute products and larger companies.

On April 11, 2000, the Company was acquired by t. Breeders, Inc., whereby all of the outstanding common stock of Viacord was exchanged for shares of t. Breeders. Simultaneously, t. Breeders changed its name to ViaCell, Inc.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. The Company accounts for investments under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company had no cash equivalents or investments at December 31, 1999 or April 11, 2000.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the related assets as follows:

ASSET CLASSIFICATION                                          ESTIMATED USEFUL LIFE
-----------------------------------------------------------------------------------
Office and computer equipment...............................              3-5 years
Laboratory equipment........................................              5-7 years
Leasehold improvements......................................      Life of the lease

REVENUE RECOGNITION


The Company recognizes revenue from cord blood banking services in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. The Company receives fees for collecting, testing, freezing and storing of cord blood units. Once the cord blood units are collected, tested, screened and successfully meet all of the required attributes, the Company freezes the units and stores them in a cryogenic freezer. Upon successful completion of collection, testing, screening and freezing services, the Company recognizes revenue from the processing fees. Revenue recognized from the collection, testing and freezing of cord blood units was $2,225,000 and $637,000 for the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000, respectively.


--------------------------------------------------------------------------------

                                 VIACORD, INC.

Revenue from storage fees are recognized over the longer of the contractual period or the expected period of performance on a straight-line basis and amounted to approximately $75,000 and $71,000 for the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000, respectively.



To the extent the processing fees include both the collection, testing and freezing services and storage services, then the Company defers the fair value of the revenue related to the future storage services and recognizes the remainder of the revenue under the residual fair value approach.



Deferred revenues of $332,000 and $355,000 at December 31, 1999 and April 11, 2000, respectively include the unearned portions of annual storage fees and deposits paid by customers.



COMPREHENSIVE INCOME (LOSS)


In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. Comprehensive income or loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss is the same as reported net loss for all periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosures about fair value of financial instruments. Financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The estimated fair value of these financial instruments approximates their carrying value.

CONCENTRATION OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company provides most of its products and services to private individuals. Concentration of credit risk with respect to trade receivables balances is limited due to the diverse number of customers comprising the Company's customer base. The Company performs ongoing evaluations of its receivable balances and maintains reserves for potential credit loss.

The following table summarizes the activity in the Company's allowance for doubtful accounts receivable:

                                         BALANCE AT   ADDITIONS TO                 BALANCE
                                         BEGINNING     COSTS AND                   AT END
DESCRIPTION                              OF PERIOD      EXPENSES     DEDUCTIONS   OF PERIOD
-------------------------------------------------------------------------------------------
Allowance for doubtful accounts
  receivable:
Year ended December 31, 1999...........   $15,000       $45,700       $(15,700)    $45,000
Period ended April 11, 2000............   $45,000       $11,000        $(1,340)    $54,660

The Company conducts its processing and storage of cord blood units through a contract arrangement with one vendor. The contract is scheduled to expire in 2002.

The cord blood collection, testing and processing services are currently subject to FDA regulations requiring infectious disease testing. In the future, the Company will have to be registered as a cord blood banking service and list its products with Food and Drug Administration (FDA). The Company

--------------------------------------------------------------------------------

                                 VIACORD, INC.

also will become subject to FDA inspection requirements, will be inspected by Food and Drug Administration (FDA).

NET LOSS PER SHARE

Net loss per share is computed under SFAS #128. Basic net loss per share is computed using the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potentially dilutive common shares issuable upon the exercise of stock options and warrants (using the treasury stock method) and upon the conversion of the convertible preferred stock (using the if-converted method). Potentially dilutive common shares are excluded from the calculation if their effect is antidilutive. At December 31, 1999 and April 11, 2000 there were no potentially dilutive common shares.

SEGMENT INFORMATION

The Company has determined that it conducts its operations in one business segment. At December 31, 1999 and April 11, 2000, all long-lived assets are maintained in the United States of America. All revenue was generated from operations in the United States of America during the year ended December 31, 1999 and the period from January 1, 2000 to April 11, 2000.

(3) INCOME TAXES

The Company has elected, for federal and Massachusetts state income tax purposes, to be treated as a Subchapter S corporation. Under this election, the taxable income or loss of the Company is reported by the stockholders of the Company on their personal tax returns. Accordingly, the Company has recognized no tax provision or benefit in the accompanying financial statements.

(4) COMMITMENTS

The Company conducts its operations in a leased facility under a noncancelable operating lease expiring through 2004. Future minimum rental payments under the operating leases as of December 31, 1999 are approximately as follows:

Year ending December 31,
  2000......................................................   $62,000
  2001......................................................    62,000
  2002......................................................    62,000
  2003......................................................    62,000
  2004......................................................    47,000
                                                              --------
          Total lease payments..............................  $295,000
                                                              ========

Rent expense included in the accompanying statements of operations was approximately $68,000 for the year ended December 31, 1999 and $24,000 for the period ended April 11, 2000.

--------------------------------------------------------------------------------

                                 VIACORD, INC.

(5) NOTE PAYABLE TO OFFICER

In August 1999, the Company entered into a $200,000 note payable with an officer and principal stockholder of the Company. Borrowings accrue interest at 8% per annum. Quarterly interest payments were due through December 31, 1999. Subsequent to December 31, 1999, the note plus accrued interest was exchanged for 2,078 shares of the Company's common stock.

On August 31, 1999, the principal stockholder forgave amounts payable by the Company, totaling $4,848,545. The forgiveness was treated as a contribution to equity in the accompanying 1999 financial statements.

(6) ACCRUED EXPENSES

Accrued expenses at December 31, 1999 and as of April 11, 2000, consisted of the following:

                                                              DECEMBER 31,   APRIL 11,
                                                                  1999         2000
--------------------------------------------------------------------------------------
Accrued payable to officer..................................  $    59,965     $60,247
Accrued payroll.............................................       46,880      24,791
Accrued laboratory fees.....................................       11,400      98,696
Accrued professional fees...................................        8,366     106,756
Accrued insurance...........................................        4,382       4,752
Accrued other...............................................        3,833      18,755
                                                              -----------    --------
                                                              $   134,826    $313,997
                                                              ===========    ========

(7) PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at December 31, 1999 and as of April 11, 2000 consisted of the following:

                                                              DECEMBER 31,   APRIL 11,
                                                                  1999         2000
--------------------------------------------------------------------------------------
Prepaid laboratory supplies.................................  $    15,136     $21,732
Prepaid marketing...........................................       10,956       3,787
Other receivable............................................        6,845      12,860
Prepaid professional fees...................................        5,639      84,178
Prepaid insurance...........................................        3,736       3,585
Prepaid other...............................................          865         761
                                                              -----------    --------
                                                              $    43,177    $126,903
                                                              ===========    ========

--------------------------------------------------------------------------------

                                 [VIACELL LOGO]

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, that we will pay in connection with the sale of common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                AMOUNT
------------------------------------------------------------------------
SEC registration fee........................................  $   10,580
NASD Filing Fee.............................................      12,000
Nasdaq National Market listing fee..........................     130,000
Printing and engraving......................................     200,000
Legal fees and expenses.....................................     400,000
Accounting fees and expenses................................     400,000
Transfer agent fees.........................................       3,500
Miscellaneous expenses......................................       3,920
                                                              ----------
  Total.....................................................  $1,160,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Article V of our Amended and Restated By-laws provides that we shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of ViaCell, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

We have obtained insurance covering our directors and officers against losses and insuring ourselves against certain obligations to indemnify our directors and officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Pursuant to the Delaware General Corporation Law, Article SIXTH of our Fourth Amended and Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages the company and our stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to the company or our stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

We have sold and issued the following securities in the previous three years:


During 1999, we issued 50,000 shares of common stock to Massachusetts Biotechnology Research Institute for an aggregate sale price of $500. This transaction was effected in reliance on the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended. We also granted options to employees, consultants and directors to purchase 10,000 shares of common stock at an exercise price of $.30 per share. These transactions were effected in reliance on the exemption from registration under Rule 701 under the Securities Act of 1933, as amended.



On May 21, 1999, we issued 1,983,334 shares of series E preferred stock to BB BioVentures L.P. and other institutional investors for an aggregate price of $5,950,002. We also granted a warrant to purchase 100,000 shares of common stock at $1.50 per share to BB BioVentures L.P. These transactions were effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



During 2000, we issued 162,500 shares of common stock to consultants for an aggregate sale price of $48,750. We also granted options to employees, consultants and directors to purchase 1,952,700 shares of common stock at exercise prices ranging from $.30 to $.75 per share. These transactions were effected in reliance on the exemption from registration under Rule 701 under the Securities Act of 1933, as amended.



On February 24, 2000, we granted a warrant to purchase 13,333 shares of common stock at $3.00 per share to ARE-One Innovation Drive, LLC. This transaction was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



On April 11, 2000, we issued 2,666,666 shares of series F preferred stock valued at approximately $8,000,000 and 575,680 shares of common stock valued at approximately $173,000 to all of the then-current stockholders of Viacord in exchange for all of the outstanding shares of Viacord. These


--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------


transactions were effected in reliance on the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.



On April 11, 2000, we issued 2,255,000 shares of series G preferred stock to BB BioVentures L.P. and other institutional investors for an aggregate price of $6,765,000. These transactions were effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



On April 20, 2000, we issued 1,411,667 shares of series G preferred stock to Zero Stage Capital VI, L.P. and other institutional investors for an aggregate price of $4,234,999. These transactions were effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



On November 10, 2000, we issued 7,577,334 shares of series H preferred stock to DWS Investment GmbH and other institutional investors for an aggregate price of $48,349,977. These transactions were effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



During 2001, we issued 354,032 shares of common stock to employees, former employees, consultants and directors for an aggregate sale price of $191,197. We also granted options to employees, consultants and directors to purchase 1,913,621 shares of common stock at exercise prices ranging from $.75 to $2.00 per share. These transactions were effected in reliance on the exemption from registration under Rule 701 under the Securities Act of 1933, as amended.



Also during 2001, we granted options to former Cerebrotec employees to purchase 7,267 shares of common stock at an exercise price of $.95 per share. These transactions were effected in reliance on the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.



On October 25, 2001, we issued 1,875,000 shares of series I preferred stock to Biomedical Sciences Investment Fund PTE LTD and other institutional investors for an aggregate price of $15,000,000. These transactions were effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



Through February 28, 2002, we issued 35,312 shares of common stock to employees, former employees, and directors for an aggregate sale price of $15,022. We also granted options to employees, consultants and directors to purchase 447,000 shares of common stock at an exercise price of $2.00. These transactions were effected in reliance on the exemption from registration under Rule 701 under the Securities Act of 1933, as amended.



On January 25, 2002, we issued 13,333 shares of common stock to ARE-One Innovation Center Drive, LLC for an aggregate price of $39,999. This transaction was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.



On January 28, 2002 we issued 187,500 shares of series I preferred stock to Genzyme Corporation for an aggregate price of $1,500,000. This transaction was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.


There were no underwriters employed in connection with any of the other transactions set forth in Item 15.

For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Relationships and Related Party Transactions" in the form of prospectus included herein.

--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
----------------------------------------------------------------------
   1.1*   Form of Underwriting Agreement.
   3.1*   Fourth Amended and Restated Certificate of Incorporation.(1)
   3.2*   Amended and Restated By-laws.
   4.1    Form of Warrant to purchase Common Stock, together with a
          list of holders. Previously filed.
   5.1*   Opinion of Palmer & Dodge LLP.
  10.1*   Amended and Restated 1998 Equity Incentive Plan.**
  10.2*   2002 Employee Stock Purchase Plan.**
  10.3    Early Separation Agreement and Mutual General Release
          between ViaCell and Cynthia A. Fisher dated February 7,
          2001. Filed herewith.
  10.4    Letter Agreement between ViaCell and Chris Adams dated June
          7, 2001.** Filed herewith.
  10.5    Letter Agreement between ViaCell and Marc Beer dated May 2,
          2000.** Filed herewith.
  10.6    Letter Agreement between ViaCell and George Daley dated
          December 18, 2000.** Filed herewith.
  10.7    Letter Agreement between ViaCell and Seth Finklestein dated
          June 25, 2001.** Filed herewith.
  10.8    Letter Agreement between ViaCell and Kurt Gunter dated May
          14, 2001.** Filed herewith.
  10.9    Letter Agreement between ViaCell and Paul Hastings dated
          December 15, 2002.** Filed herewith.
  10.10   Letter Agreement between ViaCell and Morey Kraus dated April
          11, 2000.** Filed herewith.
  10.11   Letter Agreement between ViaCell and Robert Silverman dated
          December 18, 2001.** Filed herewith.
  10.12   Letter Agreement between ViaCell and Roland Scollay dated
          December 15, 2002.** Filed herewith.
  10.13   Letter Agreement between ViaCell and Mary Thistle dated
          September 29, 2000.** Filed herewith.
  10.14   Intentionally omitted.
  10.15   Letter Agreement between ViaCell and Kevin Wilson dated
          December 15, 2002.** Filed herewith.
 10.16+   Agreement between Viacord, Inc. and the University of
          Cincinnati on behalf of Hoxworth Blood Center dated December
          30, 1994, as amended December 21, 2001 and January 14, 2002.
          Filed herewith.
 10.17+   Agreement for Human Umbilical Cord Blood Processing Services
          between Viacord, Inc. and Progenitor Cell Therapy, L.L.C.
          dated December 1, 2001. Filed herewith.
  10.18   Lease Agreement between ViaCell and ARE-One Innovation
          Drive, LLC dated February 24, 2001, as amended May 31, 2001.
          Previously filed.
  10.19   Sublease Agreement between ViaCell and AIDS Action Committee of Massachusetts, Inc. dated December 27, 2000. Previously filed.
  10.20   Lease Agreement between Viacord and Molded Antennas for
          Telecommunications, Inc. dated April 20, 1999. Previously
          filed.


--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
----------------------------------------------------------------------
  10.21   Sublease Agreement between ViaCell and ARIAD Corporation
          dated November 1, 2001. Previously filed.
  10.22   Loan and Security Agreement between ViaCell and Silicon
          Valley Bank dated June 15, 2000, as amended on November 2,
          2000, March 9, 2001, and October 24, 2001. Previously filed.
 10.23+   License Agreement between Cerebrotec, Inc., now ViaCell
          Neuroscience, Inc. and The General Hospital Corporation,
          d/b/a Massachusetts General Hospital dated January 18, 2001.
          Filed herewith.
  10.24   ViaCell 401(k) Plan. Previously filed.
  10.25   Letter Agreement between ViaCell and Genzyme Corporation
          dated October 25, 2001. Previously filed.
  10.26   Letter Agreement between ViaCell and Tullis-Dickerson & Co.,
          Inc. dated October 25, 2001. Previously filed.
  10.27   Third Amended and Restated Registration Rights Agreement
          between ViaCell and the parties listed therein dated October
          25, 2001. Previously filed.
  10.28   Warrant issued by ViaCell to ARE-One Innovation Drive, LLC dated February 24, 2000. Previously filed.
 10.29+   Patent Option Agreement between Cerebrotec, Inc., now
          ViaCell Neuroscience, Inc. and the Massachusetts Institute
          of Technology dated May 21, 2001. Filed herewith.
 10.30*   Research Agreement between ViaCell and Genzyme Corporation dated October 23, 2001.
 10.31+   Research Agreement between ViaCell and The General Hospital
          Corporation, d/b/a Massachusetts General Hospital dated
          January 1, 2002 regarding Amyotrophic Lateral Sclerosis
          research. Filed herewith.
 10.32+   Research Agreement between ViaCell and The General Hospital
          Corporation, d/b/a Massachusetts General Hospital dated
          January 1, 2002 regarding Muscular Dystrophy research. Filed herewith.
 10.33+   License Agreement between ViaCell and The General Hospital
          Corporation, d/b/a Massachusetts General Hospital dated
          March 15, 2002 regarding Diabetes research. Filed herewith.
  16.1    Letter regarding change in Certifying Accountant dated
          January 28, 2002. Filed herewith.
  21.1    Subsidiaries of ViaCell. Filed herewith.
  23.1    Consent of PricewaterhouseCoopers LLP. Filed herewith.
  23.2    Consent of Arthur Andersen LLP -- ViaCell, Inc. Filed
          herewith.
  23.3    Consent of Arthur Andersen LLP -- Viacord, Inc. Filed
          herewith.
  23.4*   Consent of Palmer & Dodge LLP. Included in the opinion to be filed by amendment as Exhibit 5.1.
  24.1    Power of Attorney. Previously filed.


------------

(1)As proposed to be filed with the Secretary of State of the State of Delaware concurrently with the closing of this offering.



 +This Exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this Exhibit have been omitted and are marked by an asterisk.



 * To be filed by amendment.



**Indicates a management contract or compensatory plan.



(b) Financial Statement Schedules


--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------


None.



Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.



ITEM 17.  UNDERTAKINGS



Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to 424(b)(1) or
         (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

--------------------------------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------

Signatures


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on March 25, 2002.


                                          VIACELL, INC.

                                          By:         /s/ MARC D. BEER
                                            ------------------------------------
                                                        Marc D. Beer
                                            Chief Executive Officer and Chairman
                                                              of
                                                   the Board of Directors


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                     DATE
                 /s/ MARC D. BEER                    Chief Executive Officer,          March 25, 2002
---------------------------------------------------  Director and Chairman of the
                   Marc D. Beer                      Board of Directors (Principal
                                                     Executive Officer and)




                         *                           Vice President, Financial and     March 25, 2002
---------------------------------------------------  Corporate Planning (Principal
                  Mary T. Thistle                    Financial and Accounting
                                                     Officer)




                         *                           Director                          March 25, 2002
---------------------------------------------------
             George Daley, M.D., Ph.D.




                         *                           Director                          March 25, 2002
---------------------------------------------------
               Ansbert Gadicke, M.D.




                         *                           Director                          March 25, 2002
---------------------------------------------------
                   Paul Hastings




                         *                           Director                          March 25, 2002
---------------------------------------------------
               Roland Scollay, Ph.D.




                         *                           Director                          March 25, 2002
---------------------------------------------------
                Kevin Wilson, Ph.D.

*By: /s/ MARC D. BEER
--------------------------------------------------
     Marc D. Beer
     Attorney-in-Fact


--------------------------------------------------------------------------------

EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
----------------------------------------------------------------------
   1.1*   Form of Underwriting Agreement.
   3.1*   Fourth Amended and Restated Certificate of Incorporation.(1)
   3.2*   Amended and Restated By-laws.
   4.1    Form of Warrant to purchase Common Stock, together with a
          list of holders. Previously filed.
   5.1*   Opinion of Palmer & Dodge LLP.
  10.1*   Amended and Restated 1998 Equity Incentive Plan.**
  10.2*   2002 Employee Stock Purchase Plan.**
  10.3    Early Separation Agreement and Mutual General Release
          between ViaCell and Cynthia A. Fisher dated February 7,
          2001. Filed herewith.
  10.4    Letter Agreement between ViaCell and Chris Adams dated June
          7, 2001.** Filed herewith.
  10.5    Letter Agreement between ViaCell and Marc Beer dated May 2,
          2000.** Filed herewith.
  10.6    Letter Agreement between ViaCell and George Daley dated
          December 18, 2000.** Filed herewith.
  10.7    Letter Agreement between ViaCell and Seth Finklestein dated
          June 25, 2001.** Filed herewith.
  10.8    Letter Agreement between ViaCell and Kurt Gunter dated May
          14, 2001.** Filed herewith.
  10.9    Letter Agreement between ViaCell and Paul Hastings dated
          December 15, 2002.** Filed herewith.
  10.10   Letter Agreement between ViaCell and Morey Kraus dated April
          11, 2000.** Filed herewith.
  10.11   Letter Agreement between ViaCell and Robert Silverman dated
          December 18, 2001.** Filed herewith.
  10.12   Letter Agreement between ViaCell and Roland Scollay dated
          December 15, 2002.** Filed herewith.
  10.13   Letter Agreement between ViaCell and Mary Thistle dated
          September 29, 2000.** Filed herewith.
  10.14   Intentionally omitted.
  10.15   Letter Agreement between ViaCell and Kevin Wilson dated
          December 15, 2002.** Filed herewith.
 10.16+   Agreement between Viacord, Inc. and the University of
          Cincinnati on behalf of Hoxworth Blood Center dated December
          30, 1994, as amended December 21, 2001 and January 14, 2002.
          Filed herewith.
 10.17+   Agreement for Human Umbilical Cord Blood Processing Services
          between Viacord, Inc. and Progenitor Cell Therapy, L.L.C.
          dated December 1, 2001. Filed herewith.
  10.18   Lease Agreement between ViaCell and ARE-One Innovation
          Drive, LLC dated February 24, 2001, as amended May 31, 2001.
          Previously filed.
  10.19   Sublease Agreement between ViaCell and AIDS Action Committee of Massachusetts, Inc. dated December 27, 2000. Previously filed.
  10.20   Lease Agreement between Viacord and Molded Antennas for
          Telecommunications, Inc. dated April 20, 1999. Previously
          filed.
  10.21   Sublease Agreement between ViaCell and ARIAD Corporation
          dated November 1, 2001. Previously filed.
  10.22   Loan and Security Agreement between ViaCell and Silicon
          Valley Bank dated June 15, 2000, as amended on November 2,
          2000, March 9, 2001, and October 24, 2001. Previously filed.